Synchronizing Global Commerce



UPS Annual Report

2006

TABLE OF CONTENTS

SYNCHRONIZING GLOBAL COMMERCE

At UPS, service excellence is a way of life. But performing a service flawlessly is not enough for customers today. As the world's largest package delivery company and a global leader in supply chain services, we make it our business to know what customers need to best serve their own customers, and then we offer a range of solutions to meet those needs.

We operate in more than 200 countries and territories worldwide, providing time-definite delivery of a single letter, small package, and heavy freight via air or ground. And, the company provides services to manage a customer's supply chain, including air, ocean, ground, and rail transportation; customs brokerage; distribution; and post-sales support. By leveraging the capabilities of our global transportation network, we help synchronize commerce for our customers.

A global [illegible] in providing transportation solutions, UPS helps [illegible] commerce for its customers.

UPS FACTS

• Founded:	1907
• Employees:	428,000
• Customers:	7.9 million
• ups.com average:	15 million on-line tracking requests daily
• Operating facilities:	3,000 worldwide
• Access points:	150,000 worldwide
• Aircraft:	282 (Eighth-largest airline in the world)
• Package delivery vehicles:	94,500
• Freight vehicles:	6,800 tractors; 22,800 trailers

2006 HIGHLIGHTS

- Produced record revenue, operating profit, and earnings per share.
- Delivered the most packages in UPS history, almost four billion.
- Expanded operations in Europe.
- Incorporated heavy air freight acquisition into UPS air network.
- Rebranded LTL freight acquisition to UPS Freight.
- Began a five-year, $1 billion expansion of our flagship air hub in Louisville, KY, to increase sorting capacity by 60 percent to 487,000 packages per hour.

FINANCIAL HIGHLIGHTS

(in millions, except for per-share amounts)	**2006**	2005	% Change
Revenue	**$47,547**	$42,581	11.7
Operating expenses	**40,912**	36,438	12.3
Net income	**4,202**	3,870	8.6
Diluted earnings per share	**3.86**	3.47	11.2
Dividends declared per share	**1.52**	1.32	15.2
Assets	**33,210**	34,947	(5.0)
Long-term debt	**3,133**	3,159	(0.8)
Shareowners' equity	**15,482**	16,884	(8.3)
Capital expenditures	**3,085**	2,187	41.1
Cash and investments	**1,983**	3,041	(34.8)



Michael L. Eskew
Chairman and Chief Executive Officer

"Synchronizing this world of global commerce is our vision... a vision that supports current products and services, as well as guides our longer-term initiatives."

DEAR FELLOW SHAREOWNERS,

World trade is growing at an unprecedented pace as goods move around the globe more quickly and more freely than ever. Companies of all sizes are tapping new markets for their products. Consumers, empowered by technology, are seeking more choices and more services. Businesses are becoming more responsive, more effective, and more focused on satisfying the demands of customers for an increasingly personalized experience. Synchronizing this world of global commerce is our vision... a vision that supports current products and services, as well as guides our longer-term initiatives.

Before I talk about what lies ahead, let me put 2006 into perspective. UPS reported the highest revenue, profit, and earnings per share in our history. More specifically, revenue increased 11.7 percent, reaching $47.5 billion; operating profit of $6.6 billion was up 8.0 percent; and diluted earnings per share were $3.86, an increase of 11.2 percent. These results reflect the strong performance of our small package operations around the world.

It was also a year in which we continued to build a strong foundation for long-term growth, highlighted by the integration of acquisitions across our business units. These included LYNX Express in the United Kingdom, Stolica S.A. in Poland, and Menlo Worldwide Forwarding and Overnite in the United States. While much of this activity was successful, some of the integrations presented challenges. We are confident, however, that the expanded capabilities these acquisitions bring will help UPS better meet all our customers' shipping needs.

GLOBAL SMALL PACKAGE

Our global small package operations performed exceptionally well, delivering a record of nearly 4 billion packages and letters in 2006. We expanded upon our industry-leading margins, attaining a new high of 16.8 percent for the year. We will continue to invest in our small package business. For example, in 2006 we began a five-year, $1 billion expansion of UPS Worldport®, our flagship global air hub in Louisville, KY. This effort will increase sorting capacity by 60 percent to accommodate the volume growth driven by the increase in international trade.

The U.S. small package business posted a 9.6 percent increase in operating profits to $4.9 billion. The year was characterized by investments in service expansions and visibility solutions for our customers. In early 2006, we unveiled the most significant upgrade of our U.S. ground package delivery network ever,

2006 Revenue by Segment
(in billions)


$8.0
$9.1
$30.4
64% U.S. domestic package
19% International package
17% Supply chain and freight

Net Income (in billions)


$4.0
$3.2
$2.4
$1.6
$0.8
$0
3.2
2.9
3.3
3.9
4.2
02
03
04
05
06

slashing a day or more from transit time in 3 million ZIP code pairings. We also enhanced a variety of shipping technologies to provide more visibility tools for both small package and freight deliveries.

Our international small package business continued to deliver outstanding results. Profit increased over 14 percent to $1.7 billion. Here, too, we invested substantially to upgrade services and facilities in key markets around the globe. We extended daily, time-definite delivery options in 30 countries, and enhanced a number of technology tools to simplify the complexities of international trade. We also completed the expansion of our Cologne air hub, an investment of $135 million, which nearly doubled package handling capacity and makes the facility one of the most sophisticated in the world.

The UPS integrated ground and air business model in Europe is performing extremely well. The integrations of LYNX Express and Stolica S.A. are proceeding smoothly. LYNX increases the density of our business in the United Kingdom, resulting in productivity and efficiency gains. And Stolica S.A. gives UPS a strong position in Poland, a key European market with great potential for growth.

Finally, in Asia we expanded our air network to 21 weekly flights to and from the United States and China. We also completed the extension of our international express service to 330 cities in China, which account for about 85 percent of China's global trade. And we introduced our retail concept in Asia with the opening of two locations in China and two in India that are similar to The UPS Store® in the United States and Canada.

SUPPLY CHAIN AND FREIGHT

The Supply Chain and Freight segment produced disappointing results. This segment includes our heavy freight business (ground, air, and ocean), brokerage, and distribution operations. It experienced difficulties integrating two large acquisitions in 2006. With these integrations now behind us, we have significant opportunity to optimize these networks, improve margins, and grow the top line.

In the air freight business we have achieved network synergies by transitioning most of the acquired freight business to UPS aircraft and by consolidating freight handling facilities into the UPS network. Our goal going forward is to maximize capacity utilization with the right mix of business on each airplane.

In the ground freight unit, 2006 was a building year. We rebranded the Overnite acquisition as UPS Freight℠, deployed technology enhancements, cross-trained both the freight and small package sales





Operating Margin (in percent)
15%
12%
9%
6%
3%
0%
13.1
13.3
13.6
14.4
14.0
02
03
04
05
06

forces, and dramatically improved service levels. Many of our 1.8 million daily small package pickup customers have shown great interest in our freight offerings as we provide them with the same superior experience that they have come to expect from our small package operations. In 2007, we anticipate increasing momentum in volume growth and profitability improvement from our freight business as the year unfolds.

And finally, 2006 brought a sharper focus in our logistics business (distribution and post-sales). Simply, all supply chain solutions must meet two criteria. One, they must be linked to the transportation network and two, they must be repeatable, that is, able to be used by a number of customers simultaneously. As a result, we shed some business relationships which slowed our top-line growth. But our focus on key vertical industries—particularly healthcare, retail, and high tech—has produced important successes for our customers and UPS.

WHAT THE FUTURE HOLDS

UPS will celebrate its 100th anniversary on August 28, 2007. It is remarkable to think about all that this company has achieved in its first century of service, growing from a small messenger company in Seattle to a global enterprise enabling millions of customer transactions a day. It is even more exciting to think about all that this company has yet to accomplish. The global trends I discussed earlier are creating compelling growth opportunities for UPS—opportunities that will leverage our core competency of optimizing networks that support the efficient movement of goods, information, and funds.

With this in mind, we anticipate that our global small package and supply chain and freight businesses will continue to expand as we meet our customers' growing global needs. The U.S. small package business is a mature market, but should perform slightly better than GDP growth. With a slower-growth economy than in the last few years, we anticipate about a 2.5-to-3 percent increase in U.S. domestic volume in 2007, with moderating operating profit growth.

On the international front, world trade should remain strong, supporting a robust international small package market. We anticipate UPS export volume growth will post about a 10 percent gain in 2007. Operating profit growth is expected to be in the mid-teens.

And the Supply Chain and Freight segment should achieve profitability with steadily improving performance as the year progresses. We have targeted 2-to-3 percent margins for this segment in 2007.

Dividends Paid (in billions)


$2.0
$1.6
$1.2
$0.8
$0.4
$0
0.8
1.0
1.2
1.4
1.6
02
03
04
05
06

Return on Equity (in percent)


30%
25%
20%
15%
10%
5%
0%
28.0
21.2
21.3
23.3
26.0
02
03
04
05
06

For the total company, then, we anticipate earnings will improve in the range of 6-to-10 percent over 2006 results.

UPS is dedicated to building capabilities for profitable, long-term growth to benefit our customers, our employees, and our shareowners. To achieve this, we will:

- continuously evaluate the dynamics of the marketplace to anticipate our customers' needs.
- invest our capital in new ventures where the return and risk profile create shareowner value.
- focus on UPS's core competency—optimizing networks, both physical and informational.
- innovate to maintain our competitive advantages.
- manage our financial policies for total shareowner returns.

As we conclude our first century of service in 2007, we will continue to hold fast to what has made us successful. There are certain timeless values and philosophies that define our culture at UPS and the most significant, I believe, is the extraordinary dedication of our people.

To that end, I want to recognize the contributions of John Beystehner, who retired in January 2007 as Chief Operating Officer of the company after a 36-year career with UPS. David Abney succeeded John and brings extensive experience across our business, including small package, supply chain, and international operations. Replacing him is Alan Gershenhorn, who has joined the Management Committee. Alan has broad experience in our domestic and international small package business, as well as in the international supply chain operations. Lastly, Scott Davis assumed the additional responsibilities of Vice Chairman in addition to his role as Chief Financial Officer, a move that will allow me to spend more time with customers and evolve our strategy to meet their future needs.

UPS's founder, Jim Casey, was fond of saying, "Our horizon is as distant as our mind's eye wishes it to be." As I scan today's horizon and see what lies before us, I know that Jim would be proud of the transformation of UPS into the world's premier enabler of global commerce.



Michael L. Eskew
Chairman and Chief Executive Officer

UPS PRODUCTS AND SERVICES

Competing in the worldwide market is becoming more of a necessity for companies large and small. Through a broad portfolio of service offerings, UPS helps its customers simplify global commerce.



GLOBAL PACKAGE DELIVERY

Today, UPS is the worldwide leader in package delivery with 15.6 million packages delivered daily. This includes guaranteed international express delivery to more than 200 countries and territories, along with three daily time-definite delivery options for shipments between the United States and major trading markets around the world. Within the United States, UPS offers a variety of time- or day-definite delivery options including guaranteed ground delivery; next-day, second-day, and three-day delivery; and same-day service.

GLOBAL FREIGHT

By road, rail, ocean, or air, UPS can move goods of any size around the world. Our tracking and visibility tools are tightly linked to our global multimodal transportation network. Global air freight services, combined with truckload and less-than-truckload services, offer customers multiple transportation modes and time- or day-definite options to meet their needs.

BUSINESS SOLUTIONS

UPS's portfolio also includes supply chain, financial, retail, and mail solutions that allow customers of all sizes to leverage our global transportation network to improve their bottom line and customer service.

Logistics Management, Distribution, and Post-Sales Support — UPS provides logistics and distribution services such as warehousing and order fulfillment, and post-sales support through returns, repairs, recycling management, and same-day delivery of critical parts.

Supplier Management — Companies that need help reaching overseas markets can rely on UPS to manage vendors, products, orders, shipment details, and customs documentation.

Brokerage Services — UPS offers international trade consulting along with customs brokerage services in more than 60 countries, plus automated import and export tools that assist with compliance, classification, documentation, and other requirements of global trade.

Technology Solutions — UPS has sophisticated tools to help customers track their shipments, orders, and inventory via the Web, wireless devices, or third-party applications. Proactive e-mail notification of shipping events and online payment and visibility of invoices are additional benefits of UPS technology.

Retail Solutions — Accessing UPS is easy through 40,000 drop boxes and over 5,800 The UPS Store® and Mail Boxes Etc.® locations worldwide.



UPS's Synchronized Solutions in Action

PACKAGE PROFESSIONALS

An online retailer of specialty seasonal lighting and décor had relied on suppliers to ship customer orders. To help build better, more direct relationships with their online customers, the retailer nearly doubled its warehouse space and turned to UPS for reliable, predictable, professional delivery of orders. In addition to strengthening customer service, the company found UPS has the operational flexibility to grow with the business, especially when holiday orders surge.

INTERNATIONAL EXPERTS

A U.S.-based textile supplier with a small staff relies on UPS's Worldwide Express℠ portfolio to provide just-in-time delivery of the latest fabrics and trims to its high-end fashion clients around the globe. UPS makes shipping easy and helps eliminate the risk of customs delay because our brokerage services submit documents electronically and, in most cases, pre-clear shipments prior to landing. Other UPS technology solutions provide tracking, proof of delivery, comprehensive worldwide rate calculation, and all rates and fees in U.S. currency to simplify accounting.

CONSOLIDATED CLEARANCE

A promotional products company uses UPS Trade Direct® Ocean to import items custom-made in China for use at events around the United States. The service allows orders to be packed individually but clear customs as one shipment. The shipment is then deconsolidated at a UPS facility and delivered via UPS small package or freight services. The result: the customer saves two weeks off the industry standard for the order placement to final delivery process.

RAPID REPAIR

Through a combination of services, UPS offers an innovative repair solution for a large computer company. The UPS Store is authorized for laptop drop-offs, and UPS's critical parts capabilities provide the end-of-runway laptop repair services at UPS Worldport® operations in Louisville. UPS's extensive air network is used for express package transport—delivering repaired laptops to customers as soon as the next day rather than days, or weeks, later.



D. Scott Davis
Vice Chairman and Chief Financial Officer

"Diligent, long-term thinking has led to consistently strong financial performance by UPS, and we believe this approach will continue to serve us well."

DEAR FELLOW SHAREOWNERS,

One of the defining characteristics of UPS is our financial strength. Diligent, long-term thinking has led to consistently strong financial performance by UPS, and we believe this approach will continue to serve us well. As we move forward, we embrace long-standing values that have enabled us to run this business in the best interests of our long-term shareowners, generations of UPS partners, and of course, our customers.

A TRACK RECORD OF SUCCESS ... THE LAST FIVE YEARS

Since 2002, consolidated volume has increased at a compound annual growth rate of 4 percent. This resulted in the daily delivery of nearly 15.6 million packages in 2006, an increase of more than 2.3 million each day compared with 2002.

Consolidated revenue increased approximately $16 billion since 2002, representing a compound annual growth rate of 11 percent. While a portion of this performance is due to the impact of acquisitions, the primary driver of our revenue gains has been organic growth.

Earnings per share (EPS), adjusted for non-recurring items in 2002*, increased from $2.14 to $3.86 resulting in a compound annual growth rate of almost 16 percent. We're proud of these results, particularly since the growth in this period exceeded our 30-year historical range of 10 to 15 percent.

Return on invested capital (ROIC)** is a key measure of financial performance. ROIC is like a financial tuning fork used to check how well revenue growth, operating margins, and capital investment are playing together. ROIC has increased from 17.3 percent in 2002 to 22.1 percent in 2006, without any benefit yet from two recent significant acquisitions.

Finally, cash generation, whether measured as free cash flow or cash from operations, has been exceptional. For many years, this has been a hallmark of our financial strength. In the last five years, cumulative cash from operations was $27 billion.

These results offer compelling proof that our people are focused exactly where they should be—increasing the long-term value of the enterprise.

INVESTING FOR LONG-TERM GROWTH

The first priority for UPS is always reinvestment in the business, either through capital expenditures or acquisitions. Typically, capital investment ranges between 5 and 8 percent of revenue, and we have been at the lower end of this range over the last five years.

* Excludes after-tax effects of a gain related to a change in vacation policy, a restructuring charge, a charge upon adoption of FAS 142, and the settlement of a previously established tax assessment liability. The net effect of these items was to increase net income by $760 million, or $0.67 per share.

** *Defined as (Operating Income x (1- tax rate)) / Average (Long-term Debt + Equity)*


Revenue (in billions)
$50
$40
$30
$20
$10
$0
31.3
33.5
36.6
42.6
47.6
02
03
04
05
06


Diluted EPS (in dollars)
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0
2.81
2.55
2.93
3.47
3.86
02
03
04
05
06


Return on Invested Capital
(in percent)
25%
20%
15%
10%
5%
0%
17.3
17.4
17.9
19.7
22.1
02
03
04
05
06

During this five-year period, UPS completed 11 acquisitions at a total investment of almost $1.8 billion. These acquisitions have extended the UPS presence in key geographies around the world—notably China, Japan, and Europe. In addition, acquisitions have broadened the breadth of capabilities we offer, which now include freight forwarding, time-definite delivery of heavy air freight, and less-than-truckload services.

The second priority for our use of cash is return to shareowners through dividends and share repurchases.

Dividend growth has been impressive in the last five years, with declared dividends doubling to $1.52 per share in 2006. The pay-out ratio has gradually increased to 39 percent in 2006. And dividend yield at 2 percent is above the average yield of the S&P 500 Index.

Share repurchases have played a significant role in returning value to shareowners. From 2002 through 2006, UPS repurchased almost 102 million shares at a total cost of over $7 billion.

The bottom line is that we have invested $26 billion in the last five years in capital expenditures, acquisitions, dividends, and share repurchases—all to enhance long-term value for shareowners.

LOOKING TO THE FUTURE

We are on track to attain our 2010 performance goals (which are based on 2005 results), despite the challenge a slower-growth U.S. economy will bring in 2007.

With organic revenue growth between 6 and 8 percent, by 2010 UPS should realize revenue of approximately $60 billion. Business unit contribution to operating profit should evolve somewhat, with the International segment contributing about 33 percent (compared with 26 percent in 2006). The U.S. Small Package segment should remain strong and post steady gains, while the Supply Chain and Freight segment is expected to be producing positive returns. Earnings per share compound annual growth rate is expected to range between 9 and 14 percent.

By 2010, cash from operations should exceed $9 billion, more than a 50 percent increase over 2006 results. Our approach to the use of cash likely will not change dramatically over the next several years. We are dedicated to reinvesting in the business, and will be patient and careful with our investment decisions. We also intend to continue returning cash directly to shareowners in the form of increased dividends and share repurchases. Decisions on the magnitude and form of distributions will

Cash Flow from Operations (in billons)



$6
$5
$4
$3
$2
$1
$0
5.7
4.6
5.3
5.8
5.6
02
03
04
05
06

Dividends Declared (in dollars per share)



$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0
0.76
0.92
1.12
1.32
1.52
02
03
04
05
06

Shares Repurchased
(number of shares - in millions)



40
30
20
10
0
10.3
6.6
18.1
33.9
32.6
02
03
04
05
06



be balanced against the flexibility required to grow our business over the longer term. And we will pursue acquisitions opportunistically as they present themselves.

We expect return on invested capital will remain impressive over the next five years. Our objective is to generate consistently high ROIC on a growing base of invested capital to maximize our economic profit.

There are a number of key points that I like to review with investors whenever I speak with them:

- Our industry is critical to global commerce.
- UPS's position in this industry is strong.
- We have a track record of delivering exceptional financial results over a long period of time.
- Our prospects are excellent.

We believe that these industry fundamentals, combined with our disciplined approach to financial management, will continue to produce the type of long-term returns that UPS has consistently achieved throughout its history.



D. Scott Davis
Vice Chairman and Chief Financial Officer

UPS BUSINESS PHILOSOPHY

UPS founder, Jim Casey, established principles and values that are part of the fabric of our business. For 100 years, his legacy of honesty, quality, and integrity are principles and values that have remained constant and have been integral to our success.

EMPLOYEES:

We respect and value the individual.

- We encourage a spirit of teamwork.
- We promote from within.
- We help people to develop themselves.
- We place great value on diversity.

CUSTOMERS:

We believe that enabling our customers to succeed and grow is central to the success of UPS.

- We treat each customer as our only customer.
- We never promise more than we can deliver, and we deliver on our promises.

SHAREOWNERS:

We sustain a financially strong company.

- We manage assets wisely.
- We emphasize the "long term" in strategy development and decision-making.
- We emphasize long-term returns to our shareowners.

OWNERSHIP PHILOSOPHY:

We encourage ownership of our company by our employees.

- Having a personal stake in the company causes employees to think like owners and work like partners. Employee ownership creates a sense of teamwork, and strengthens and preserves our values.
- It is our goal to have employees share in the success of the company through various plans to reward and encourage participation as shareowners.

SUSTAINABILITY:

We operate our business by maintaining a balance between economic success, social responsibility, and environmental stewardship.

- We believe our economic well-being benefits society by providing good wages, paying taxes, and practicing philanthropy.
- We encourage community involvement and volunteerism by our employees.
- We proactively employ solutions that minimize the impact of our business on the environment.

Our corporate sustainability report can be found at www.sustainability.ups.com.

Our Code of Business Conduct is available at www.shareholder.com/ups.

UPS BOARD OF DIRECTORS

John J. Beystehner*
Senior Vice President, Chief Operating Officer, and President, UPS Airlines
Director since 2005

Michael J. Burns
Chairman, President, and Chief Executive Officer, Dana Corporation
Director since 2005

D. Scott Davis
Vice Chairman and Chief Financial Officer, UPS
Director since 2006

Stuart E. Eizenstat
Partner, Covington & Burling LLP
Director since 2005

Michael L. Eskew
Chairman and Chief Executive Officer, UPS
Director since 1998

James P. Kelly
Former Chairman and Chief Executive Officer, UPS
Director since 1991

Ann M. Livermore
Executive Vice President, Hewlett-Packard Company
Director since 1997

Gary E. MacDougal**
Former Chairman and Chief Executive Officer, Mark Controls Corporation
Director since 1973

Victor A. Pelson
Senior Advisor, UBS Securities LLC
Director since 1990

John W. Thompson
Chairman and Chief Executive Officer, Symantec Corporation
Director since 2000

Carol B. Tomé
Chief Financial Officer and Executive Vice President - Corporate Services, The Home Depot, Inc.
Director since 2003

Ben Verwaayen
Chief Executive, BT Group plc
Director since 2005

*John J. Beystehner retired from the UPS Board of Directors and as an active employee of UPS after 36 years of distinguished service, effective January 2007.

**Gary E. MacDougal is not standing for re-election to the UPS Board in May 2007.

MANAGEMENT COMMITTEE

David P. Abney
Senior Vice President, Chief Operating Officer, and President, UPS Airlines

David A. Barnes
Senior Vice President and Chief Information Officer

D. Scott Davis
Vice Chairman and Chief Financial Officer

Michael L. Eskew
Chairman and Chief Executive Officer

Alan Gershenhorn
Senior Vice President and President, UPS International

Allen E. Hill
Senior Vice President, Human Resources

Kurt P. Kuehn
Senior Vice President, Worldwide Sales and Marketing

Teri P. McClure
Senior Vice President, Legal, Compliance, and Public Affairs; General Counsel and Corporate Secretary

John J. McDevitt
Senior Vice President, Global Transportation Services

Christine M. Owens
Senior Vice President, Communications and Brand Management

Robert E. Stoffel
Senior Vice President, Engineering, Strategy, and Supply Chain

James F. Winestock, Jr.
Senior Vice President, U.S. Operations

SENIOR OPERATIONS MANAGEMENT

George W. Brooks, Jr.
Southeast Region

Dan Brutto
Air Freight

Wolfgang Flick
Europe Region

Stephen D. Flowers
Americas Region

Myron A. Gray
North Central Region

Robert L. Lekites
UPS Airlines

Gordon Mackenzie
UPS Ground Freight

Gerald R. Mattes
Pacific Region

Anthony Poselenzny
West Region

Glen Rice
Northeast Region

Rocky Romanella
East Central Region

Kenneth A. Torok
Asia Pacific Region

Carolyn J. Walsh
Southwest Region

In 2006, Northeast Region Manager Stephen R. Miele retired after 34 years of dedicated service.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

**FOR ANNUAL AND TRANSITION REPORTS
PURSUANT TO SECTIONS 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-15451

United Parcel Service, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**58-2480149**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
55 Glenlake Parkway, N.E. Atlanta, Georgia	**30328**
(Address of Principal Executive Offices)	*(Zip Code)*

(404) 828-6000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class B common stock, par value $.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

Class A common stock, par value $.01 per share

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the class B common stock held by non-affiliates of the registrant was approximately $54,302,158,108 as of June 30, 2006. The registrant's class A common stock is not listed on a national securities exchange or traded in an organized over-the-counter market, but each share of the registrant's class A common stock is convertible into one share of the registrant's class B common stock.

As of February 26, 2007, there were 391,502,236 outstanding shares of class A common stock and 674,954,331 outstanding shares of class B common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its annual meeting of shareowners scheduled for May 10, 2007 are incorporated by reference into Part III of this report.

PART I

Item 1. *Business*

Overview

United Parcel Service, Inc. ("UPS") is the world's largest package delivery company and a global leader in supply chain management. We were founded in 1907 as a private messenger and delivery service in Seattle, Washington. Today, we deliver packages each business day for 1.8 million shipping customers to 6.1 million consignees in over 200 countries and territories. In 2006, we delivered an average of 15.6 million pieces per day worldwide. In addition, our supply chain solutions capabilities are available to clients in over 175 countries and territories.

Total revenue in 2006 was over $47.5 billion. Although our primary business is the time-definite delivery of packages and documents, we have extended our capabilities in recent years to encompass the broader spectrum of services known as supply chain solutions, such as freight forwarding, customs brokerage, fulfillment, returns, financial transactions and even repairs. We are also a leading provider of less-than-truckload ("LTL") transportation services. We have established a global transportation infrastructure and a comprehensive portfolio of services and integrated solutions. We support these services with advanced operational and customer-facing technology. Our supply chain solutions provide visibility into moving inventory across the global supply chain.

We believe the future is bright for this industry, for the following reasons:

- Globalization of trade is a worldwide economic reality, which we believe will continue to expand as trade barriers are eliminated and large consumer markets, in particular China, India and Europe, experience economic expansion.
- We believe package shipments will continue to increase as a result of just-in-time inventory management, the increased use of the Internet for ordering goods and direct-to-consumer business models. UPS is enhancing its ability to be a "warehouse in motion" for inventory on the move. The company is also an industry leader in the delivery of goods purchased over the Internet.
- We believe the drive toward outsourcing supply chain management will continue, as customers increasingly view effective management of their supply chains as a strategic advantage rather than a cost center.

Our vision for the future is to synchronize the world of commerce, managing the complexities of our customers' supply chain needs. Our goal is to develop business solutions that create value and competitive advantages for any size customers through product differentiation, better customer service and improved cash flow.

Competitive Strengths

Our competitive strengths include:

Global Reach and Scale. We believe that our integrated global ground and air network is the most extensive in the industry. It is the only network that handles all levels of service (express, ground, domestic, international, commercial, residential) through one integrated pickup and delivery service system.

We operate a ground fleet of approximately 101,000 vehicles, ranging from custom-built package cars to large tractors and trailers, and utilize approximately 600 airplanes. In the contiguous U.S., we reach all business and residential addresses. We are the eighth largest airline in the world. Our primary air hub is in Louisville, KY. Regional air hubs are located in Columbia, SC; Dallas, TX; Hartford, CT; Ontario, CA; Philadelphia, PA; and Rockford, IL. Our largest international air hub is in Cologne, Germany, with other regional hubs in Hong Kong, Singapore, Taiwan, Miami, FL and Pampanga, Philippines.

From the beginnings in Germany 30 years ago, our European network has grown significantly and now fully supports air and ground shipments throughout the continent. We believe we have the most comprehensive integrated delivery and information services portfolio of any carrier in Europe. In other regions of the world, we rely on both our own and local service providers' capabilities to meet our service commitments.

Through more than two dozen alliances with Asian delivery companies that supplement company-owned operations, we currently serve more than 40 Asia Pacific countries and territories. Two of the fastest growing economies in the world, China and India, are among our most promising opportunities.

Our Canadian operations include both intra-Canada and import/export capabilities. We deliver to all addresses throughout Canada. We are also the largest air cargo carrier and a leading logistics provider in Latin America and the Caribbean.

Technology. We are a global leader in developing technology that helps our customers optimize their business processes to lower costs, improve service and increase efficiency. We have a strong global capability as a mover of electronic information. We currently collect electronic data on 97% of the packages that move through our U.S. system each day – more than any of our competitors.

In 2003, we announced plans to re-engineer our package pickup and delivery processes, which we believe will result in gains in efficiency, reliability and flexibility. Once the new technology is deployed in our package sorting facilities, we anticipate achieving savings through productivity improvements as well as in reduced fuel usage. By the end of 2006 we had deployed this technology for use by almost 74% of our drivers.

Technology powers virtually every service we offer and every operation we perform. Our technology initiatives are driven by our customers' needs. We offer a variety of on-line service options that enable our customers to integrate UPS functionality into their own businesses not only to conveniently send, manage and track their shipments, but to provide their customers with better information services. We provide the infrastructure for an Internet presence that extends to tens of thousands of customers who have integrated UPS tools directly into their own web sites.

Broad, Flexible Range of Services and Integrated Solutions. Our portfolio of services enables customers to choose the delivery option that is most appropriate for their requirements. Substantially all of our U.S. small package delivery services are guaranteed.

Our express air services are integrated with our vast ground delivery system – one system handling all products. This integrated air and ground network enhances efficiency, improves productivity and asset utilization, and provides us with the flexibility to transport packages using the most reliable and cost-effective transportation mode or combination of modes. Our sophisticated engineering systems allow us to optimize our network efficiency and asset utilization on a daily basis. This unique, integrated global business model creates consistent and superior returns – by far the best in our industry.

Increasingly, our customers benefit from business solutions that integrate many UPS services in addition to package delivery. We offer over 60 supply chain services – such as freight forwarding, customs brokerage, order fulfillment, and returns management – that help improve efficiency of the supply chain management process.

Customer Relationships. We focus on building and maintaining long-term customer relationships. Thousands of customers access us daily through UPS On-Call Pickup℠ for air and ground delivery services. In addition, there are approximately 150,000 domestic and international access points to UPS. These include: nearly 40,000 branded drop-boxes, more than 1,000 UPS Customer Centers, over 5,800 independently owned and operated The UPS Store® and Mail Boxes Etc.® locations worldwide (over 4,400 in the U.S.), more than 2,400 Alliance partner locations, in excess of 15,000 Authorized Shipping Outlets and commercial counters – along with more than 85,000 UPS drivers who can accept packages given to them.

We place significant value on the quality of our customer relationships, and we conduct comprehensive research to monitor customer perceptions. Since 1993, we have conducted telephone interviews with shipping decision-makers virtually every business day to determine their satisfaction with small package carriers and perception of performance on 19 service factors. Results from this survey for 2006 continue to show high levels of customer satisfaction.

Brand Equity. We have built a leading and trusted brand in our industry – a brand that stands for quality service, reliability and product innovation. The distinctive appearance of our vehicles and the friendliness and helpfulness of our drivers are major contributors to our brand equity.

Distinctive Culture. We believe that the dedication of our employees results in large part from our distinctive "employee-owner" concept. Our employee stock ownership tradition dates from 1927, when our founders, who believed that employee stock ownership was a vital foundation for successful business, first offered stock to employees. To facilitate employee stock ownership, we maintain several stock-based compensation programs.

Our long-standing policy of "promotion from within" complements our tradition of employee ownership, and this policy makes it generally unnecessary for us to hire managers and executive officers from outside UPS. The vast majority of our management team began their careers as full-time or part-time hourly UPS employees, and has spent their entire careers with us. Our chief executive officer and many of our executive officers have more than 30 years of service with UPS and have accumulated a meaningful ownership stake in our company. Therefore, our executive officers have a strong incentive to effectively manage UPS, which benefits all our shareowners.

Financial Strength. Our balance sheet reflects financial strength that few companies can match. As of December 31, 2006, we had a balance of cash, cash equivalents, marketable securities and short-term investments of approximately $1.983 billion and shareowners' equity of $15.482 billion. Long-term debt was $3.133 billion. We carry long-term debt ratings of AAA/Aaa from Standard & Poor's and Moody's, respectively, reflecting our low use of debt and strong capacity to service our obligations. Our financial strength gives us the resources to achieve global scale and to make investments in technology, transportation equipment and buildings as well as to pursue strategic opportunities which will facilitate our growth.

Growth Strategy

Our growth strategy takes advantage of our competitive strengths while maintaining our focus on meeting or exceeding our customers' requirements. The principal components of our growth strategy are:

Build on Our Leadership Position in Our U.S. Business. We believe that our tradition of reliable package delivery service, our experienced and dedicated employees and our unmatched integrated air and ground network provide us with the advantages of reputation, service quality and economies of scale that differentiate us from our competitors. Our strategy is to increase domestic revenue through cross-selling our existing and new services to our large and diverse customer base, to limit the rate of expense growth and to employ technology-driven efficiencies to increase operating profit.

Continued International Expansion. We have built a strong international presence through significant investments over several decades. The international package delivery market continues to grow at a faster rate than that of the U.S. We will use our worldwide infrastructure and broad product portfolio to grow high-margin premium services and to implement cost, process and technology improvements in our international operations. Both Europe and Asia offer significant opportunities for growth.

Europe is our largest region outside the United States – accounting for approximately half of our international revenue.

In early 2006, to accommodate growth opportunities across the whole of Europe, we completed the expansion of our automated package sorting hub at the Cologne / Bonn airport in Germany. The expansion doubled the hub's original sorting capacity to 110,000 packages per hour, largely through the deployment of new automation technology.

Growth in Asia will be driven by global demand, leading to improved demographic and economic trends throughout the region, with specific emphasis on China and India. We continue to invest in infrastructure and technology in Asia. In 2002, we opened a new intra-Asia hub at Clark Air Force Base in Pampanga, Philippines to enable future growth in the region. This hub allows us to compete more effectively in the Asian express market and improve our service between Europe and Asia.

In 2003, we received from the U.S. Department of Transportation the authority to expand service to and through Hong Kong, including permanent authority to fly from Hong Kong to other cities, specifically to our Cologne hub in Europe. We continue our development efforts in the fast-growing China market.

In 2004, the U.S. Department of Transportation authorized us to significantly expand our air operations in China with the award of 12 new frequencies, which tripled our access to China.

In 2005, we announced expansion plans to triple the intra-Asia hub's sorting capacity from 2,500 packages to 7,500 packages per hour. In the same year, UPS became the first U.S. airline to launch non-stop service between the U.S. and Guangzhou, which lies strategically in one of China's fastest growing manufacturing regions. We also launched express delivery service for customers within China.

In 2006, we added another three daily flights between Shanghai, China and the U.S., and another new flight between Qingdao, China and Incheon, Korea. We also began direct air service between Shanghai and Cologne with five flights per week. Those flights are supporting international express volume into and out of China, which has seen dramatic growth in recent quarters. To continue our expansion, we plan to develop a new air hub in Shanghai. We also added two weekly flights between the U.S. and Australia.

Our Americas international gateway in Miami, Florida is the focal point for trade between Latin America and the U.S. This gateway complements our operations in Florida and Latin America, and represents our commitment to the Americas market. We believe that there is long-term potential for us to expand our service offerings in Latin America and in 2006, UPS de Mexico enhanced territory coverage by expanding to nine additional cities across Mexico. UPS de Mexico is now able to offer improved service and broader coverage to our customers in Mexico.

Provide Comprehensive Supply Chain Solutions. In today's global economy, entire industries have outsourced all or part of their supply chains to streamline and gain efficiencies, to strengthen their balance sheets, to support new business models and to improve service. Companies' global supply chains are growing increasingly complex. This is creating further demand for a global service offering that incorporates transportation, distribution and international trade services with financial and information services. We believe that we are well positioned to capitalize on this growth for the following reasons:

- We manage supply chains for large and small companies in over 175 countries and territories, with about 35 million square feet of distribution space and over 900 facilities worldwide.
- We focus on supply chain redesign, freight forwarding, international trade services and management-based solutions for our customers rather than solely on more traditional asset-based logistics such as warehouses and vehicle fleets.

- We provide a broad range of transportation solutions to customers worldwide, including air, ocean and ground freight, as well as customs brokerage and trade and materials management. We provide standardized service, information technology systems and specialized distribution facilities and services adapted to the unique supply chains of specific industries such as healthcare, technology, and consumer/retail.
- We offer a portfolio of financial services that provides customers with short-term and long-term financing, secured lending, working capital, government guaranteed lending, letters of credit, global trade financing, credit cards and equipment leasing.

Leverage Our Leading-Edge Technology. Our goal is to provide our customers with easy-to-use, flexible technology offerings that streamline their shipment processing and integrate critical transportation information into their business processes, helping them create supply chain efficiencies, improve their cash flows and better serve their customers. Our leading-edge technology has enabled our e-commerce partners to utilize UPS capabilities within their products by integrating UPS shipping and visibility functionality.

Pursue Strategic Acquisitions and Global Alliances. Strategic acquisitions and global alliances play a significant role in spurring growth. We look for opportunities that:

- complement our global package business;
- build our global brand;
- enhance our technological capabilities or service offerings;
- lower our costs; or
- expand our geographic presence.

Products and Services

Domestic Package Products and Services. Throughout our history, we have been engaged in the delivery of packages traveling by ground transportation. We expanded this service gradually, and today our standard ground service is available to every address in the 48 contiguous United States. With the addition of Hawaii and Alaska, we were the first to reach every address in all 50 states. We handle packages that weigh up to 150 pounds and are up to 165 inches in combined length and girth. We offer same-day pickup of air and ground packages. In 2006, we made the most significant upgrade ever to our U.S. ground package delivery network, accelerating the transit times for more than a half-million packages nationwide by one day or more.

In addition to our standard ground delivery product, UPS Hundredweight Service® offers guaranteed, time-definite service to customers sending multiple package shipments having a combined weight of 200 pounds or more, or air shipments totaling 100 pounds or more, addressed to one recipient.

We provide domestic air delivery throughout the United States. UPS Next Day Air® offers guaranteed next business day delivery by 10:30 a.m. to 75% of the United States population and delivery by noon to areas covering an additional 15% of the population. We offer Saturday delivery for UPS Next Day Air shipments for an additional fee. In 2006, we accelerated the guaranteed commit time for our UPS 2nd Day Air A.M.® delivery service to 10:30 a.m. from 12 p.m. and added a Saturday delivery option for UPS 2nd Day Air®.

Additional products and services, such as UPS CampusShip, Consignee Billing, Quantum View Manage, Delivery Confirmation and UPS Returns℠, are available to customers who require customized package distribution solutions.

International Package Products and Services. We deliver international shipments to more than 200 countries and territories worldwide, and we provide delivery within one to two business days to the world's major business centers. We offer a complete portfolio of import, export and domestic services. This portfolio includes guaranteed early morning, morning and noon delivery to major cities around the world, as well as scheduled day-definite air and ground services. We offer worldwide customs clearance service for any mode of transportation.

In January 2007, we had the largest service expansion of our international shipping portfolio in more than a decade. UPS began offering customers three, rather than two, daily time-definite delivery options to and from the world's most active trading markets, giving customers the flexibility they need to manage their businesses. The changes expand the number of early morning, morning and afternoon commit times UPS offers for urgent deliveries to and from cities throughout the world.

We classify our service as export (packages that cross national borders) and domestic (packages that stay within a single country's boundaries). We have a portfolio of domestic services in 23 major countries throughout the world.

The Trade Direct portfolio of ocean and air services integrates our small package and supply chain solutions capabilities to provide additional value to our international customers. In essence, the Trade Direct service consolidates individually labeled packages or pallets into one movement across borders. When the goods arrive in the destination country, packages are deconsolidated and entered into the UPS system for delivery, often eliminating the receiving, sorting and handling necessary in distribution centers. This service significantly cuts the supply chain cycle from point of origin to consignee. It also provides our customers with faster time to market, reduced costs, increased visibility and better management of their global supply chain. In 2006, we completed the rollout of Trade Direct air and ocean services to facilitate export shipments from the U.S. and Canada to Europe, and introduced Trade Direct service inbound to Japan. Previously in 2005, we had launched Trade Direct services outbound from Europe to the U.S., as well as inbound from Asia to Europe.

Mexico and Canada are also important to our international business. We developed the UPS Trade Direct[SM] Cross Border service to manage package movements between the U.S. and these countries. This service combines our small package, freight and brokerage capabilities to create an integrated, streamlined and economical door-to-door solution for customers with complex cross-border distribution needs. We are also the only carrier to offer guaranteed 8:00 a.m. next day delivery to most major metropolitan cities in Canada.

Starting on January 2, 2007, UPS introduced UPS Standard service support for the shipping of dangerous goods / hazardous materials, becoming the only carrier to offer a small package ground service for dangerous goods between Canada and the United States.

Supply Chain & Freight Services. UPS Supply Chain Solutions, which comprises our freight forwarding and logistics businesses, meets customers' supply chain needs by selecting the most appropriate solution from a portfolio of over 60 services. Among these are:

- *Transportation and Freight Forwarding:* air, ocean, rail and ground freight for all size shipments utilizing UPS and other carriers, and multimodal transportation network management.
- *Logistics and Distribution:* supply chain management, distribution center design, planning and management, order fulfillment, inventory management, receiving and shipping, service parts logistics, reverse logistics and cross docking.
- *International Trade Management:* freight forwarding, full-service customs brokerage and international trade consulting.
- *Consulting Services:* strategic supply chain design and re-engineering.

Asset-based lending, global trade finance and export-import lending services are available through UPS Capital[SM].

In 2005, we expanded our LTL transportation services with the acquisition of Overnite Corp., which offers a full range of regional, inter-regional and long-haul LTL services in all 50 states, Canada, Puerto Rico, Guam, the Virgin Islands and Mexico. Overnite Corp. was rebranded as UPS Freight in 2006. UPS Freight provides LTL services through a network of owned and leased service centers and carrier partnerships. UPS Freight transports a variety of products, including fabricated metal products, health care products, chemicals, textiles, machinery, furniture and fixtures, electronics, paper products and general commodities, including consumer goods, packaged food stuffs, industrial equipment and auto parts. UPS Freight also provides our customers with truckload and dedicated truckload transportation solutions.

Visibility and Technology Solutions. Customers trust UPS with their goods and reputation. Our technology strategy is to provide our customers with the convenience of tools right on their computer or at one of our shipping outlets. We provide a variety of UPS technology solutions that support automated shipping and tracking:

- *UPS WorldShip®* helps shippers streamline their shipping activities by processing shipments, printing address labels, tracking packages and providing management reports, all from a desktop computer. Our technology allows us to connect to a company's order management and fulfillment software, eliminating the need for the company to perform many time consuming tasks, such as re-keying orders.
- *UPS CampusShip®* is a Web-based, UPS-hosted distributed shipping solution that allows employees of companies with multiple facilities and decentralized workforces to easily process and ship packages with UPS from their computer desktops. At the same time, the system gives transportation and mailroom decision-makers centralized control over shipping procedures and costs.
- *UPS Internet Shipping* is a quick and convenient way to ship packages using the web without installing additional software.
- *UPS OnLine® Host Access* provides electronic connectivity between UPS and the shipper's host computer system, linking UPS shipping information directly to all parts of the customer's organization.
- *UPS Ready®* encompasses electronic solutions provided by third-party vendors that benefit customers who want to automate their small package shipping and tracking processes.
- *Quantum View®* is a suite of three visibility services (Quantum View Manage, Quantum View Data and Quantum View Notify) that give businesses and their customers detailed, timely information about the status of their UPS outbound and inbound shipments. The services can be used separately or together, depending on customer needs.
- *Flex® Global View* provides UPS Supply Chain Solutions customers supply chain visibility of multimodal (air, ocean, ground and rail—freight or UPS small package) transportation, purchase order, customer and inventory management data via the Internet. Like Quantum View, Flex Global View provides customers proactive notification of events they deem important in their daily business operations—from notification of an item held in Customs to confirmation that a critical shipment is en route to their location.
- *UPS TradeAbility℠* is a software tool that helps customers navigate the complex process of international shipping by identifying harmonized tariff codes, generating landed cost estimates, and locating up-to-date compliance information.
- *UPS TradeSense™* is a suite of trade management software (including TradeAbility) that provides a neutral technology platform that customers can leverage to manage global trade data and requirements. The software helps automate import-export transactions, enabling businesses to streamline their operations, boost efficiencies, enhance compliance, and send and receive trade information in a collaborative environment.
- *UPS Billing Analysis Tool* is downloadable technology that allows customers to manipulate UPS Billing Data to analyze and allocate shipping costs. The tool is available in 36 countries and 21 languages, as

well as the converted currencies of the customer's choosing. It provides a variety of expense summaries and subtotals, which can be arranged by the customer's cost codes, by UPS service, shipping method, and more.

UPS.com processes over 15 million package tracking transactions daily. A growing number of those tracking requests now come from customers in those countries that have wireless access to UPS tracking information. Package tracking, pickup requests, rate quotes, account opening, wireless registration, drop-off locator, transit times and supply ordering services are all available at the customer's desktop or laptop. The site also displays full domestic and international service information and allows customers to process outbound shipments as well as return labels for their customers.

Businesses in a number of countries also can download UPS OnLine Tools[SM], to their own websites for direct use by their customers. This allows users to access the information they need without leaving our customers' websites.

Sales and Marketing

The UPS worldwide sales organization includes both our traditional U.S. domestic and international small package delivery business and our Supply Chain & Freight business. This field sales organization consists primarily of locally-based account executives assigned to our individual operating units. For our largest multi-shipping site customers, we manage sales through an organization of regionally-based account managers, reporting directly to our corporate office.

Our sales force also includes specialized groups that work together with our general sales organization to support the sale of customer technology solutions, international package delivery, LTL and freight transportation, and warehousing and distribution services.

Our worldwide marketing organization also supports both our traditional U.S. domestic and international small package delivery business and our Supply Chain & Freight business. Our corporate marketing function is engaged in market and customer research, brand management, rate-making and revenue management policy, new product development, product portfolio management, marketing alliances and e-commerce, including the non-technical aspects of our web presence. Advertising, public relations, and most formal marketing communications are centrally developed and controlled.

In addition to our corporate marketing group, field-based marketing personnel are assigned to our individual operating units, and are primarily engaged in business planning, bid preparation and revenue management activities. These local marketing teams support the execution of corporate initiatives while also managing limited promotional and public relations activities pertinent to their local markets.

Employees

As of December 31, 2006, we had approximately 428,000 employees.

We have received numerous awards and wide recognition as an employer-of-choice, including the following:

- In February 2006, we were rated "America's Most Admired" company in our industry in a FORTUNE magazine survey, as well as ranked in the Top 20 among all American companies. We achieved Top 10 rankings for "people management" and "management quality".
- In 2006, we were ranked in the Top 10 companies in *The Wall Street Journal / Harris Interactive* Corporate Reputation Study.
- In February 2007, we were ranked eighth overall among 25 companies recognized in *Business Week's* first-ever ranking of "Customer Service Champs".

- In 2006, UPS was recognized by *Hispanic Business Magazine* as one of the top companies in the world for Hispanics in the workforce. Overall, 50 companies were chosen based on their efforts to hire and retain those of Hispanic descent in their organization.
- In August 2005, *Black Professionals Magazine* named UPS to its "Top 25 Companies for African Americans" list, based on workforce diversity initiatives.
- In September 2006, UPS ranked ninth in a survey of 152 brands ranked for corporate citizenship. Public relations firm GolinHarris interviewed 5,000 Americans, who rated 152 brands for the GolinHarris Corporate Citizenship Index (CCI).
- UPS was recognized in 2006 as one of America's most supportive companies of both black and Hispanic engineering students by two independent surveys. The fourth annual survey by U.S. Black Engineer and Information Technology magazine named UPS as a private sector organization supportive of historically black engineering schools in the United States. A second survey, conducted by Hispanic Engineer and Information Technology magazine, ranked UPS in the top five private sector organizations supportive of engineering schools at America's Hispanic Serving Institutions.

As of December 31, 2006, we had approximately 246,000 employees employed under a national master agreement and various supplemental agreements with local unions affiliated with the International Brotherhood of Teamsters ("Teamsters"). These agreements run through July 31, 2008. In the third quarter of 2006, we began formal negotiations with the Teamsters on a new agreement. We have approximately 2,800 pilots who are employed under a collective bargaining agreement with the Independent Pilots Association ("IPA"). On June 30, 2006, UPS and the IPA announced a tentative agreement on a new labor contract, which was ratified in the third quarter. This new contract becomes amendable at the end of 2011. Our airline mechanics are covered by a collective bargaining agreement with Teamsters Local 2727, which became amendable on November 1, 2006. We began formal negotiations with Teamsters Local 2727 on October 2, 2006. In addition, the majority of our ground mechanics who are not employed under agreements with the Teamsters are employed under collective bargaining agreements with the International Association of Machinists and Aerospace Workers. These agreements run through July 31, 2009.

We believe that our relations with our employees are good. Every year we survey all our employees to determine their level of job satisfaction. Areas of concern receive management attention as we strive to keep UPS the employer of choice among our employees.

Competition

We are the largest package delivery company in the world, in terms of both revenue and volume. We offer a broad array of services in the package delivery industry and, therefore, compete with many different companies and services on a local, regional, national and international basis. Our competitors include the postal services of the United States and other nations, various motor carriers, express companies, freight forwarders, air couriers and others.

We believe one increasingly important element of competition is a carrier's ability to integrate its distribution and information systems with its customers' systems to provide transportation solutions at competitive prices. We rely on our vast infrastructure and service portfolio to attract and maintain customers. As we expand our supply chain solutions service offerings, we compete with a number of participants in the supply chain, financial services and information technology industries.

Government Regulation

The U.S. Department of Homeland Security, through the Transportation Security Administration ("TSA"), the U.S. Department of Transportation ("DOT") and the Federal Aviation Administration ("FAA"), regulates air transportation services.

The TSA regulates various security aspects of air cargo transportation in a manner consistent with the TSA mission statement to "protect[s] the Nation's transportation systems to ensure freedom of movement for people and commerce."

The DOT's authority primarily relates to economic aspects of air transportation, such as discriminatory pricing, non-competitive practices, interlocking relations and cooperative agreements. The DOT also regulates, subject to the authority of the President of the United States, international routes, fares, rates and practices, and is authorized to investigate and take action against discriminatory treatment of U.S. air carriers abroad. We are subject to U.S. customs laws and related DOT regulations regarding the import and export of shipments to and from the U.S. In addition, our customs brokerage entities are subject to those same laws and regulations as they relate to the filing of documents on behalf of client importers and exporters.

The FAA's authority primarily relates to safety aspects of air transportation, including aircraft standards and maintenance, personnel and ground facilities. In 1988, the FAA granted us an operating certificate, which remains in effect so long as we meet the operational requirements of federal aviation regulations.

FAA regulations mandate an aircraft corrosion control program, and aircraft inspection and repair at periodic intervals specified by approved programs and procedures, for all aircraft. Our total expenditures under these programs for 2006 were $18 million. The future cost of repairs pursuant to these programs may fluctuate. All mandated repairs have been completed, or are scheduled to be completed, within the timeframes specified by the FAA.

Our ground transportation of packages in the U.S. is subject to the DOT's jurisdiction with respect to the regulation of routes and to both the DOT's and the states' jurisdiction with respect to the regulation of safety, insurance and hazardous materials.

We are subject to similar regulation in many non-U.S. jurisdictions. In addition, we are subject to non-U.S. government regulation of aviation rights to and beyond non-U.S. jurisdictions, and non-U.S. customs regulation.

The Postal Reorganization Act of 1970 created the U.S. Postal Service as an independent establishment of the executive branch of the federal government, and vested the power to recommend domestic postal rates in a regulatory body, the Postal Rate Commission. We participate in the proceedings before the Postal Rate Commission in an attempt to secure fair postal rates for competitive services.

We are subject to numerous other laws and regulations in connection with our non-package businesses, including customs regulations, Food and Drug Administration regulation of our transportation of pharmaceuticals and state and federal lending regulations.

Where You Can Find More Information

We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to these reports available free of charge through the investor relations page of our website, located at *www.shareholder.com/ups*, as soon as reasonably practicable after they are filed with or furnished to the SEC.

We have adopted a written Code of Business Conduct that applies to all of our directors, officers and employees, including our principal executive officer and senior financial officers. It is available in the governance section of the investor relations page of our website, located at *www.shareholder.com/ups*. In the event that we make changes in, or provide waivers from, the provisions of the Code of Business Conduct that the SEC requires us to disclose, we intend to disclose these events in the governance section of our investor relations website.

Our Corporate Governance Guidelines and the charters for our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are also available free of charge in the governance section of the investor relations page of our website.

See Footnote 12 to our consolidated financial statements for financial information regarding our reporting segments and geographic areas in which we operate.

Executive Officers of the Registrant

Name and Office	Age	Principal Occupation and Employment For the Last Five Years
David P. Abney Senior Vice President, Chief Operating Officer, and President – UPS Airlines	51	Senior Vice President, Chief Operating Officer and President, UPS Airlines (2007 – present), Senior Vice President and President, UPS International (2003 – 2007), UPS/Fritz Companies Integration Manager (2001 – 2002).
David A. Barnes Senior Vice President and Chief Information Officer	51	Senior Vice President and Chief Information Officer (2005 – present), Corporate IS Portfolio Coordinator (2001 – 2004).
D. Scott Davis Vice Chairman and Chief Financial Officer	55	Vice Chairman (2007 – present), Senior Vice President (2001-2007), Chief Financial Officer and Treasurer (2001 – present), Director (2006 – present).
Michael L. Eskew Chairman and Chief Executive Officer	57	Chairman and Chief Executive Officer (2002 – present), Vice Chairman (2000 – 2001), Executive Vice President (1999 – 2001), Director (1998 – present).
Alan Gershenhorn Senior Vice President and President, UPS International	48	Senior Vice President and President, UPS International (2007 – present), President, UPS Supply Chain Solutions – Asia and Europe (2005 – 2007), President, UPS Supply Chain Solutions – Shared Services (2004 – 2005), President, United Parcel Service Canada, Ltd. (2001 – 2004).
Allen E. Hill Senior Vice President	51	Senior Vice President, Human Resources (2007 – present), Senior Vice President, Human Resources and Public Affairs (2006 – 2007), Senior Vice President, General Counsel and Corporate Secretary (2004 – 2006), Corporate Legal Department Manager (1995 – 2004).
Kurt P. Kuehn Senior Vice President	52	Senior Vice President, Worldwide Sales and Marketing (2004 – present), Vice President, Investor Relations (1999 – 2003).
Teri P. McClure Senior Vice President and Secretary	43	Senior Vice President, General Counsel and Corporate Secretary (2006 – present), Corporate Legal Department Manager (2005 – 2006), Compliance Department Manager (2004 – 2005), District Manager (2003 – 2005), and Vice President (1999 – 2003).

Name and Office	Age	Principal Occupation and Employment For the Last Five Years
John J. McDevitt Senior Vice President	48	Senior Vice President, Global Transportation Services (2005 – present), Senior Vice President, Strategic Integration (2003 – 2005), Air Region Manager (2000 – 2002).
Christine M. Owens Senior Vice President	51	Senior Vice President, Corporate Communications and Brand Management (2005 – present), Corporate Transportation Group Manager (2004 – 2005), Region Manager (1997 – 2004).
Robert E. Stoffel Senior Vice President	51	Senior Vice President, Engineering, Strategy and Supply Chain Distribution (2007 – present), Senior Vice President of Supply Chain Group (2004 – 2007), President, UPS Supply Chain Solutions, Inc. (2002 – 2003), Vice President, UPS Logistics Group, Inc. (2000 – 2002).
James F. Winestock Senior Vice President	55	Senior Vice President, U.S. Operations (2004 – present), Region Manager (1998 – 2003).

Item 1A. ***Risk Factors***

Information about risk factors can be found in Item 7 of this report under the caption "Risk Factors".

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. ***Properties***

Operating Facilities

We own our headquarters, which are located in Atlanta, Georgia and consist of about 735,000 square feet of office space on an office campus, and our UPS Supply Chain Solutions group's headquarters, which are located in Alpharetta, Georgia and consist of about 310,000 square feet of office space.

We also own our 27 principal U.S. package operating facilities, which have floor spaces that range from about 310,000 to 693,000 square feet. In addition, we have a 1.9 million square foot operating facility near Chicago, Illinois, which is designed to streamline shipments between East Coast and West Coast destinations, and we own or lease over 1,600 additional smaller package operating facilities in the U.S. The smaller of these facilities have vehicles and drivers stationed for the pickup of packages and facilities for the sorting, transfer and delivery of packages. The larger of these facilities also service our vehicles and equipment and employ specialized mechanical installations for the sorting and handling of packages.

We own or lease almost 600 facilities that support our international package operations and over 900 facilities that support our freight forwarding and logistics operations. Our freight forwarding and logistics operations maintain facilities with about 35 million square feet of floor space. We own and operate a logistics campus consisting of approximately 3.5 million square feet in Louisville, Kentucky.

UPS Freight operates over 200 service centers with a total of 5.5 million square feet of floor space. UPS Freight owns 141 of these service centers, while the remainder are occupied under operating lease agreements. The main offices of UPS Freight are located in Richmond, Virginia and consist of about 240,000 square feet of office space.

Our aircraft are operated in a hub and spokes pattern in the U.S. Our principal air hub in the U.S., known as Worldport, is located in Louisville, KY. The Worldport facility consists of over 3.5 million square feet and the site includes approximately 596 acres. We are able to sort over 300,000 packages per hour in the Worldport facility. We also have regional air hubs in Columbia, SC; Dallas, TX; Hartford, CT; Ontario, CA; Philadelphia, PA; and Rockford, IL. These hubs house facilities for the sorting, transfer and delivery of packages. Our European air hub is located in Cologne, Germany, and our Asia-Pacific air hub is located in Taipei, Taiwan. Our intra-Asia air hub is located at Clark Air Force Base in Pampanga, Philippines, our regional air hub in Canada is located in Hamilton, Ontario, and our regional air hub for Latin America and the Caribbean is in Miami, FL.

In 2006, we announced a major expansion to our Worldport facility that will increase the sorting capacity over the next five years by 60 percent to 487,000 packages per hour. The expansion involves the addition of three aircraft load / unload wings to the hub building, followed by the installation of high-speed conveyor and computer control systems. The overall size of the Worldport facility will increase by 1.1 million square feet to 5.1 million square feet, and the facility will be able to accommodate the Airbus A380-800 and Boeing 747-400 aircraft currently on order. The expansion will cost over $1 billion and is expected to be completed by 2010.

In 2006, we closed the former Menlo Worldwide Forwarding air freight facility in Dayton, OH, and integrated the former Menlo Worldwide Forwarding air freight business into other UPS facilities, including a new facility in Louisville consisting of approximately 715,000 square feet and five new regional air freight facilities in Ontario, CA; Rockford, IL; Dallas, TX; Philadelphia, PA; and Columbia, SC that have a combined square footage of 269,000.

Our primary information technology operations are consolidated in a 435,000 square foot owned facility, the Ramapo Ridge facility, which is located on a 39-acre site in Mahwah, New Jersey. We also own a 175,000 square foot facility located on a 25-acre site in Alpharetta, Georgia, which serves as a backup to the main information technology operations facility in New Jersey. This facility provides production functions and backup capacity in the event that a power outage or other disaster incapacitates the main data center. It also helps us to meet our internal communication needs.

We believe that our facilities are adequate to support our current operations.

Fleet

Aircraft

The following table shows information about our aircraft fleet as of December 31, 2006, including the Boeing 767-300 order discussed further below:

Description	Owned and Capital Leases	Short-term Leased or Chartered From Others	On Order	Under Option
McDonnell-Douglas DC-8-71	20	—	—	—
McDonnell-Douglas DC-8-73	26	—	—	—
Boeing 727-100	29	—	—	—
Boeing 727-200	2	—	—	—
Boeing 747-100	7	—	—	—
Boeing 747-200	4	—	—	—
Boeing 747-400F	—	—	8	—
Boeing 747-400BCF	—	—	2	—
Boeing 757-200	75	—	—	—
Boeing 767-300	32	—	—	—
Boeing 767-300ER	—	—	27	—
Boeing MD-11	34	—	4	—
Airbus A300-600	53	—	—	—
Airbus A380-800	—	—	10	10
Other	—	325	—	—
Total	282	325	51	10

We maintain an inventory of spare engines and parts for each aircraft.

All of the aircraft we own meet Stage III federal noise regulations and can operate at airports that have aircraft noise restrictions. We became the first major airline to successfully operate a 100% Stage III fleet more than three years in advance of the date required by federal regulations.

During 2006, we took delivery of 13 Boeing MD-11 aircraft and six Airbus A300-600 aircraft. We have firm commitments to purchase four Boeing MD-11 aircraft, and we expect to take delivery of these aircraft during 2007. In February 2007, we announced an order for 27 Boeing 767-300ER freighters to be delivered between 2009 and 2012 (this order is reflected in the table above). We also have firm commitments to purchase eight Boeing 747-400F aircraft scheduled for delivery during 2007 and 2008, and two Boeing 747-400BCF aircraft scheduled for delivery during 2008.

In addition, we currently have a firm commitment to purchase 10 Airbus A380-800 freighter aircraft and options to purchase 10 additional A380-800 aircraft. In February 2007, we announced that we had signed an agreement with Airbus to set out a timetable for deciding the status of this previous order. The agreement specifies changed delivery dates for the A380-800 and provides for possible termination of the original purchase agreement by either party later in 2007. The revised delivery schedule specifies the delivery dates for the 10 Airbus A380-800's on order as being between 2012 and 2013, whereas we were originally scheduled to take delivery of the Airbus A380-800 aircraft between 2009 and 2012. The signing of this agreement will have no material impact on our results of operations or financial condition.

Vehicles

We operate a ground fleet of approximately 101,000 package cars, vans, tractors and motorcycles. Our ground support fleet consists of over 26,000 pieces of equipment designed specifically to support our aircraft fleet, ranging from non-powered container dollies and racks to powered aircraft main deck loaders and cargo tractors. We also have about 41,000 containers used to transport cargo in our aircraft.

Safety

We promote safety throughout our operations. Our Automotive Fleet Safety Program is built with the following components:

- *Selection.* Five out of every six drivers come from our part-time ranks. Therefore, many of our new drivers are familiar with our philosophies, policies, practices and training programs.
- *Training.* Training is the cornerstone of our Fleet Safety Program. Our approach starts with training the trainer. All trainers are certified to ensure that they have the skills and motivation to effectively train novice drivers. A new driver's employment includes extensive classroom and on-line training as well as on-road training, followed by three safety training rides integrated into his or her training cycle.
- *Responsibility.* Our operations managers are responsible for their drivers' safety records. We investigate every accident. If we determine that an accident could have been prevented, we retrain the driver.
- *Preventive Maintenance.* An integral part of our Fleet Safety Program is a comprehensive Preventive Maintenance Program. Our fleet is tracked by computer to ensure that each vehicle is serviced before a breakdown or accident is likely to occur.
- *Honor Plan.* A well-defined safe driver honor plan recognizes and rewards our drivers when they achieve success. We have over 4,200 drivers who have driven for 25 years or more without an avoidable accident.

Our workplace safety program is built upon a comprehensive health and safety process. The foundation of this process is our employee-management health and safety committees. The workplace safety process focuses on employee conditioning and safety-related habits. Our employee co-chaired health and safety committees complete comprehensive facility audits and injury analyses, and recommend facility and work process changes.

Item 3. ***Legal Proceedings***

We are a defendant in a number of lawsuits filed in state and federal courts containing various class-action allegations under state wage-and-hour laws. In one of these cases, Marlo v. UPS, which has been certified as a class action in a California federal court, plaintiffs allege that they improperly were denied overtime, and seek penalties for missed meal and rest periods, and interest and attorneys' fees. Plaintiffs purport to represent a class of 1,200 full-time supervisors. The court granted summary judgment in favor of UPS on all claims and plaintiffs have appealed. We have denied any liability with respect to these claims and intend to vigorously defend ourselves in this case. At this time, we have not determined the amount of any liability that may result from this matter or whether such liability, if any, would have a material adverse effect on our financial condition, results of operations, or liquidity.

In another case, Cornn v. UPS, which has been certified as a class action in a California federal court, plaintiffs allege that they were improperly denied wages and/or overtime and meal and rest periods. Plaintiffs purport to represent a class of approximately 23,600 drivers and seek back wages, penalties, interest and attorneys' fees. UPS has agreed in principle to settle this matter in full for a total payment of $87 million. On December 6, 2006, the court granted tentative approval of the settlement.

We are named as a defendant in four putative class action lawsuits filed in federal courts, alleging a conspiracy relating to certain surcharges by a number of air cargo carriers. We are not named as a defendant in at least eighty-six related cases that make similar allegations. These cases have been consolidated in a Multi-District Litigation proceeding pending in the United States District Court for the Eastern District of New York. UPS was not included as a defendant in the amended consolidated complaint on which the Multi-District Litigation is proceeding. In addition, in July 2006, we were named as a defendant in a comparable lawsuit filed in the Ontario (Canada) Superior Court of Justice. We intend to vigorously defend ourselves in these cases.

We are a defendant in various other lawsuits that arose in the normal course of business. We believe that the eventual resolution of these cases will not have a material adverse effect on our financial condition, results of operations, or liquidity.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our Class A common stock is not listed on a national securities exchange or traded in an organized over-the-counter market, but each share of our Class A common stock is convertible into one share of our Class B common stock.

The following is a summary of our Class B common stock price activity and dividend information for 2006 and 2005. Our Class B common stock is listed on the New York Stock Exchange under the symbol "UPS."

	High	Low	Close	Dividends Declared
2006:				
First Quarter	$80.16	$72.74	$79.38	$0.38
Second Quarter	$83.99	$77.55	$82.33	$0.38
Third Quarter	$83.00	$65.50	$71.94	$0.38
Fourth Quarter	$79.72	$71.95	$74.98	$0.38
2005:				
First Quarter	$85.84	$71.59	$72.74	$0.33
Second Quarter	$75.88	$66.80	$69.16	$0.33
Third Quarter	$74.21	$66.75	$69.13	$0.33
Fourth Quarter	$79.97	$66.90	$75.15	$0.33

As of January 31, 2007, there were 174,096 and 17,237 record holders of Class A and Class B common stock, respectively.

The policy of our Board of Directors is to declare dividends each year out of current earnings. The declaration of future dividends is subject to the discretion of the Board of Directors in light of all relevant facts, including earnings, general business conditions and working capital requirements.

On February 8, 2007, our Board declared a dividend of $0.42 per share, which is payable on March 6, 2007 to shareowners of record on February 20, 2007.

In February 2007, the Board of Directors approved an increase in our share repurchase authorization to $2.0 billion. This amount replaced the remaining authority available under the previously authorized $2.0 billion share repurchase program approved in July 2006. Unless terminated earlier by the resolution of our Board, the program will expire when we have purchased all shares authorized for repurchase under the program.

A summary of repurchases of our Class A and Class B common stock during the fourth quarter of 2006 is as follows (in millions, except per share amounts):

	Total Number of Shares Purchased(1)	Average Price Paid Per Share(1)	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet be Purchased Under the Program
October 1 – October 31, 2006	2.1	$74.77	2.0	$1,250
November 1 – November 30, 2006	2.1	77.08	2.0	1,094
December 1 – December 31, 2006	2.1	75.95	2.1	936
Total October 1 – December 31, 2006	6.3	$75.94	6.1	$ 936

(1) Includes shares repurchased through our publicly announced share repurchase program and shares tendered to pay the exercise price and tax withholding on employee stock options.

Shareowner Return Performance Graph

The following Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into such filing.

The following graph shows a five-year comparison of cumulative total shareowners' returns for our class B common stock, the S&P 500 Index, and the Dow Jones Transportation Average. The comparison of the total cumulative return on investment, which is the change in the quarterly stock price plus reinvested dividends for each of the quarterly periods, assumes that $100 was invested on December 31, 2001 in the S&P 500 Index, the Dow Jones Transportation Average, and the class B common stock of United Parcel Service, Inc.

Comparison of Five Year Cumulative Total Return


$200.00
$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
2001
2002
2003
2004
2005
2006
S&P 500
UPS
DJ Transport

	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
United Parcel Service, Inc.	$100.00	$117.19	$140.49	$163.54	$146.35	$148.92
S&P 500 Index	$100.00	$ 77.90	$100.24	$111.15	$116.61	$135.02
Dow Jones Transportation Average	$100.00	$ 88.52	$116.70	$149.06	$166.42	$182.76

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of December 31, 2006 regarding compensation plans under which our Class A common stock is authorized for issuance. These plans do not authorize the issuance of our Class B common stock.

EQUITY COMPENSATION PLANS

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	29,108,486	$39.07	53,407,810
Equity compensation plans not approved by security holders	—	N/A	—
Total	29,108,486	$39.07	53,407,810

Our shareowners have approved the United Parcel Service, Inc. Incentive Compensation Plan and the United Parcel Service, Inc. Discounted Employee Stock Purchase Plan. The material features of each of these plans are described in Note 11 to our consolidated financial statements included in this Form 10-K.

Item 6. *Selected Financial Data*

The following table sets forth selected financial data for each of the five years in the period ended December 31, 2006 (amounts in millions, except per share amounts). This financial data should be read together with our consolidated financial statements and related notes, Management's Discussion and Analysis of Financial Condition and Results of Operations, and other financial data appearing elsewhere in this report.

	Years Ended December 31,				
	2006	2005	2004	2003	2002
Selected Income Statement Data					
Revenue:					
U.S. Domestic Package	$30,456	$28,610	$26,960	$25,362	$24,280
International Package	9,089	7,977	6,809	5,609	4,720
Supply Chain & Freight	8,002	5,994	2,813	2,514	2,272
Total revenue	47,547	42,581	36,582	33,485	31,272
Operating expenses:					
Compensation and benefits	24,421	22,517	20,823	19,251	17,849
Other	16,491	13,921	10,770	9,789	9,327
Total operating expenses	40,912	36,438	31,593	29,040	27,176
Operating profit (loss):					
U.S. Domestic Package	4,923	4,493	3,702	3,657	3,925
International Package	1,710	1,494	1,149	732	338
Supply Chain and Freight	2	156	138	56	(167)
Total operating profit	6,635	6,143	4,989	4,445	4,096
Other income (expense):					
Investment income	86	104	82	18	63
Interest expense	(211)	(172)	(149)	(121)	(173)
Gain on redemption of long-term debt	—	—	—	28	—
Reversal of tax assessment	—	—	—	—	1,023
Income before income taxes	6,510	6,075	4,922	4,370	5,009
Income taxes	(2,308)	(2,205)	(1,589)	(1,472)	(1,755)
Cumulative effect of change in accounting principle	—	—	—	—	(72)
Net income	$ 4,202	$ 3,870	$ 3,333	$ 2,898	$ 3,182
Per share amounts:					
Basic earnings per share	$ 3.87	$ 3.48	$ 2.95	$ 2.57	$ 2.84
Diluted earnings per share	$ 3.86	$ 3.47	$ 2.93	$ 2.55	$ 2.81
Dividends declared per share	$ 1.52	$ 1.32	$ 1.12	$ 0.92	$ 0.76
Weighted average shares outstanding:					
Basic	1,085	1,113	1,129	1,128	1,120
Diluted	1,089	1,116	1,137	1,138	1,134

	As of December 31,				
	2006	2005	2004	2003	2002
Selected Balance Sheet Data					
Cash and marketable securities	$ 1,983	$ 3,041	$ 5,197	$ 3,952	$ 3,014
Total assets	33,210	34,947	32,847	29,734	26,868
Long-term debt	3,133	3,159	3,261	3,149	3,495
Shareowners' equity	15,482	16,884	16,378	14,852	12,455

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Operations

The following tables set forth information showing the change in revenue, average daily package volume, and average revenue per piece, both in dollars or amounts and in percentage terms:

	Year Ended December 31,		Change	
	2006	2005	$	%
Revenue (in millions):				
U.S. Domestic Package:				
Next Day Air	$ 6,778	$ 6,381	$ 397	6.2%
Deferred	3,424	3,258	166	5.1
Ground	20,254	18,971	1,283	6.8
Total U.S. Domestic Package	30,456	28,610	1,846	6.5
International Package:				
Domestic	1,950	1,588	362	22.8
Export	6,554	5,856	698	11.9
Cargo	585	533	52	9.8
Total International Package	9,089	7,977	1,112	13.9
Supply Chain & Freight:				
Forwarding and Logistics	5,681	4,859	822	16.9
Freight	1,952	797	1,155	144.9
Other	369	338	31	9.2
Total Supply Chain & Freight	8,002	5,994	2,008	33.5
Consolidated	$47,547	$42,581	$4,966	11.7%
Average Daily Package Volume (in thousands):			#	
U.S. Domestic Package:				
Next Day Air	1,267	1,228	39	3.2%
Deferred	993	946	47	5.0
Ground	11,537	11,044	493	4.5
Total U.S. Domestic Package	13,797	13,218	579	4.4
International Package:				
Domestic	1,108	916	192	21.0
Export	689	616	73	11.9
Total International Package	1,797	1,532	265	17.3
Consolidated	15,594	14,750	844	5.7%
Operating days in period	253	254		
Average Revenue Per Piece:			$	
U.S. Domestic Package:				
Next Day Air	$ 21.14	$ 20.46	$ 0.68	3.3%
Deferred	13.63	13.56	0.07	0.5
Ground	6.94	6.76	0.18	2.7
Total U.S. Domestic Package	8.73	8.52	0.21	2.5
International Package:				
Domestic	6.96	6.83	0.13	1.9
Export	37.60	37.43	0.17	0.5
Total International Package	18.70	19.13	(0.43)	(2.2)
Consolidated	$ 9.88	$ 9.62	$ 0.26	2.7%

	Year Ended December 31,		Change	
	2005	2004	$	%
Revenue (in millions):				
U.S. Domestic Package:				
Next Day Air	$ 6,381	$ 6,084	$ 297	4.9%
Deferred	3,258	3,193	65	2.0
Ground	18,971	17,683	1,288	7.3
Total U.S. Domestic Package	28,610	26,960	1,650	6.1
International Package:				
Domestic	1,588	1,346	242	18.0
Export	5,856	4,991	865	17.3
Cargo	533	472	61	12.9
Total International Package	7,977	6,809	1,168	17.2
Supply Chain & Freight:				
Forwarding and Logistics	4,859	2,476	2,383	96.2
UPS Freight	797	—	797	—
Other	338	337	1	0.3
Total Supply Chain & Freight	5,994	2,813	3,181	113.1
Consolidated	$42,581	$36,582	$5,999	16.4%
Average Daily Package Volume (in thousands):			#	
U.S. Domestic Package:				
Next Day Air	1,228	1,194	34	2.8%
Deferred	946	910	36	4.0
Ground	11,044	10,676	368	3.4
Total U.S. Domestic Package	13,218	12,780	438	3.4
International Package:				
Domestic	916	815	101	12.4
Export	616	541	75	13.9
Total International Package	1,532	1,356	176	13.0
Consolidated	14,750	14,136	614	4.3%
Operating days in period	254	254		
Average Revenue Per Piece:			$	
U.S. Domestic Package:				
Next Day Air	$ 20.46	$ 20.06	$ 0.40	2.0%
Deferred	13.56	13.81	(0.25)	(1.8)
Ground	6.76	6.52	0.24	3.7
Total U.S. Domestic Package	8.52	8.31	0.21	2.5
International Package:				
Domestic	6.83	6.50	0.33	5.1
Export	37.43	36.32	1.11	3.1
Total International Package	19.13	18.40	0.73	4.0
Consolidated	$ 9.62	$ 9.27	$ 0.35	3.8%

The following table sets forth information showing the change in UPS Freight's less-than-truckload revenue, shipments, and weight hauled, both in dollars or amounts and in percentage terms:

	Year Ended December 31,		Change	
	2006	2005	$	%
LTL revenue (in millions)	$ 1,831	$ 754	$1,077	142.8%
LTL revenue per LTL hundredweight	$ 15.93	$15.53	$ 0.40	2.6%
LTL shipments (in thousands)	9,638	4,113	5,525	134.3%
LTL shipments per day (in thousands)	38	41	(3)	(7.3)%
LTL gross weight hauled (in millions of pounds)	11,498	4,855	6,643	136.8%
LTL weight per shipment	1,193	1,180	13	1.1%
Operating days in period	252	101		

Overnite Corp., now known as UPS Freight, was acquired on August 5, 2005. The information presented above reflects the performance of UPS Freight for the period subsequent to the date of acquisition.

Operating Profit and Operating Margin

The following tables set forth information showing the change in operating profit, both in dollars (in millions) and in percentage terms, as well as the operating margin for each reporting segment:

	Year Ended December 31,		Change	
	2006	2005	$	%
Reporting Segment				
U.S. Domestic Package	$4,923	$4,493	$ 430	9.6%
International Package	1,710	1,494	216	14.5
Supply Chain & Freight	2	156	(154)	(98.7)
Consolidated Operating Profit	$6,635	$6,143	$ 492	8.0%

	Year Ended December 31,		Change	
	2005	2004	$	%
Reporting Segment				
U.S. Domestic Package	$4,493	$3,702	$ 791	21.4%
International Package	1,494	1,149	345	30.0
Supply Chain & Freight	156	138	18	13.0
Consolidated Operating Profit	$6,143	$4,989	$1,154	23.1%

	Year Ended December 31,		
	2006	2005	2004
Reporting Segment			
U.S. Domestic Package	16.2%	15.7%	13.7%
International Package	18.8%	18.7%	16.9%
Supply Chain & Freight	0.0%	2.6%	4.9%
Consolidated Operating Margin	14.0%	14.4%	13.6%

U.S. Domestic Package Operations

2006 compared to 2005

U.S. Domestic Package revenue increased $1.846 billion, or 6.5%, for the year, with average daily package volume up 4.4%. Volume gains were realized across all products primarily due to a solid U.S. economy, strong small package market and continuing efforts to generate new volume. Overall domestic volume growth moderated in the latter half of 2006 compared with 2005, due to slower overall economic growth in the U.S. and a downturn in industrial production during the fourth quarter.

Pricing remained firm as overall revenue per piece was up 2.5% for the year. Ground revenue per piece increased 2.7% and Next Day Air revenue per piece increased 3.3% for the year, primarily due to the impact of a rate increase that took effect in 2006 and the impact of an increased fuel surcharge rate in 2006 compared to 2005. Deferred revenue per piece increased 0.5% for the year for the same reasons, but was adversely affected by the growth in lighter weight, lower revenue packages.

On January 2, 2006, a rate increase took effect which was in line with previous years' rate increases. We increased rates 5.5% on UPS Next Day Air, UPS 2nd Day Air, and UPS 3 Day Select, and 3.9% on UPS Ground. Other pricing changes included a new charge for undeliverable packages after three delivery attempts and an increase in rates for proof of delivery features for our Delivery Required and Signature Confirmation services. The residential surcharge increased $0.25 for UPS Ground services and $0.35 for UPS Next Day Air, UPS 2nd Day Air and UPS 3 Day Select.

In January 2006, we modified the fuel surcharge on domestic air services by reducing the index used to determine the fuel surcharge by 2%. The air fuel surcharge was subject to a maximum cap of 12.50% through June 4, 2006. Effective June 5, 2006, we reduced the index by another 2% and no longer applied a cap to the air fuel surcharge. This fuel surcharge continues to be based on the U.S. Energy Department's Gulf Coast spot price for a gallon of kerosene-type jet fuel. Based on published rates, the average fuel surcharge on domestic air products was 14.02% in 2006, as compared with 10.23% in 2005. Additionally, the UPS Ground fuel surcharge continues to fluctuate based on the U.S. Energy Department's On-Highway Diesel Fuel Price. Based on published rates, the average fuel surcharge on domestic ground products was 4.13% in 2006, as compared to 2.86% in 2005. Total domestic fuel surcharge revenue increased by $542 million in 2006, due to higher jet and diesel fuel prices, volume growth, and the modifications to our fuel surcharges noted above. These fuel surcharges are used to provide some protection against the increased fuel expense that we incur due to higher fuel prices, as well as the increased purchased transportation expense which is also affected by higher fuel prices.

U.S. Domestic Package operating profit increased $430 million, or 9.6%, for the year, and the operating margin increased by approximately 50 basis points to 16.2%. This increase was primarily a result of the revenue growth described previously, combined with efficiencies from leveraging our integrated ground and air networks. The 2006 operating profit for our U.S. Domestic Package segment was negatively impacted by a tentative settlement of a class action litigation (see "Contingencies" section below), which resulted in an $87 million charge to expense.

The expense associated with our self-insurance accruals for workers' compensation claims, automotive liability and general business liabilities was $83 million less in 2006 compared with 2005. Insurance reserves are established for estimates of the loss that we will ultimately incur on reported claims, as well as estimates of claims that have been incurred but not yet reported. Recorded balances are based on ultimate reserve levels determined by outside actuaries, who incorporate historical loss experience and judgments about the present and expected levels of cost per claim. The lower expense reflects favorable claims experience resulting from company initiatives put into place over the last several years and other factors, including initiatives to decrease accident frequencies, improved oversight and management of claims, improved trends in health care costs, and favorable state legislative reforms, primarily in California.

2005 compared to 2004

U.S. Domestic Package revenue increased $1.650 billion, or 6.1%, for the year, primarily due to a 3.4% increase in average daily package volume and a 2.5% increase in revenue per piece. Ground volume grew 3.4%, and was positively impacted by a solid U.S. economy and our focus on middle market sales initiatives. Next Day Air volume grew 2.8% and deferred volume increased 4.0%, with growth in the manufacturing, business services, telecommunications and retail sectors. The growth in total U.S. Domestic Package volume strengthened throughout the year.

Ground revenue per piece increased 3.7% for the year, primarily due to the impact of a rate increase that took effect in 2005, as well as the implementation of a fuel surcharge on ground products. Next Day Air revenue per piece increased 2.0% for the year, primarily due to the rate increase and an increased fuel surcharge rate in 2005 compared to 2004. Next Day Air revenue per piece was adversely affected by relatively higher growth in our Saver product. Both Next Day Air and deferred revenue per piece were adversely affected by lighter average package weights.

On January 3, 2005, a rate increase took effect which was in line with previous years' rate increases. We increased rates 2.9% on UPS Next Day Air, UPS 2nd Day Air, UPS 3 Day Select, and UPS Ground. Other pricing changes included an increase of $0.25 for delivery area surcharge on both residential and commercial services to certain ZIP codes. The residential surcharge increased $0.10 for UPS Ground services and $0.35 for UPS Next Day Air, UPS 2nd Day Air and UPS 3 Day Select.

In January 2005, we modified the fuel surcharge on domestic air services by setting a maximum cap of 9.50%, which was increased to 12.50% effective in October 2005. This fuel surcharge continued to be based on the U.S. Energy Department's Gulf Coast spot price for a gallon of kerosene-type jet fuel. Based on published rates, the average fuel surcharge on domestic air products was 10.23% in 2005, as compared with 7.07% in 2004. Additionally, an initial fuel surcharge of 2.00% was applied to UPS Ground services in January 2005, which fluctuated based on the U.S. Energy Department's On-Highway Diesel Fuel Price. Based on published rates, the average fuel surcharge on domestic ground products was 2.86% in 2005. Total domestic fuel surcharge revenue increased by $683 million for the year, due to higher jet and diesel fuel prices, volume increases, and the modifications to our fuel surcharges noted above.

U.S. Domestic Package operating profit increased $791 million, or 21.4%, for the year, and domestic operating margin increased by 200 basis points. Operating profit increased by $274 million due to a change in our Management Incentive Awards program (discussed below in "Operating Expenses"), which also favorably impacted the operating margin. The remaining increase in operating profit and margin resulted from the revenue growth described previously, as well as controlled growth of operating expenses.

International Package Operations

2006 compared to 2005

International Package revenue improved $1.112 billion, or 13.9%, for the year, primarily due to the 11.9% volume growth for our export products and the impact of acquisitions completed in 2005. Total international revenue per piece declined slightly for the year due to changes in product mix, as lower-yielding domestic products comprised a larger proportion of overall international volume. The change in revenue was positively affected by $83 million during the year due to currency fluctuations, net of hedging activity. Revenue increased by $247 million during the year due to business acquisitions completed previously.

In January 2006, we increased rates 5.5% for international shipments originating in the United States (Worldwide Express, Worldwide Express Plus, UPS Worldwide Expedited and UPS International Standard service). Rate changes for international shipments originating outside the United States varied by geographical market and occurred throughout the year.

Also in January 2006, we modified the fuel surcharge on certain U.S.-related international air services by reducing the index used to determine the fuel surcharge by 2%. The air fuel surcharge continued to remain subject to a maximum cap of 12.5% through June 4, 2006. Effective June 5, 2006, we reduced the index by another 2% and no longer applied a cap to the air fuel surcharge. The fuel surcharge for products originating outside the United States continues to be indexed to fuel prices in our different international regions, depending upon where the shipment takes place. Total international fuel surcharge revenue increased by $189 million during the year due to higher jet fuel prices and increased international air volume.

Export volume increased throughout the world, with solid volume increases in Europe, Asia, and U.S. export products. Asian export volume continues to benefit from geographic service expansion and strong economic growth in Asia, while European export volume gains are impacted by our growing transborder business and the expansion of the European Union. International domestic volume increased 21.0% for the year, due to volume growth in Canada and Europe, which also benefited from the acquisition of Stolica in Poland during the second quarter of 2005 and the acquisition of Lynx in the U.K. during the third quarter of 2005. Excluding the impact of acquisitions, international domestic volume and revenue increased 6.9% and 8.3%, respectively, for the year.

Export revenue per piece increased 0.5% for the year, largely due to the rate increases discussed previously, the impact of the fuel surcharge, and currency fluctuations, partially offset by relatively higher growth in lower revenue per piece transborder products. For the year, total international average daily package volume increased 17.3%, while average revenue per piece decreased 2.2% (decreased 3.3% currency-adjusted).

The improvement in operating profit for our International Package segment was $216 million for the year, or 14.5%, and the operating margin increased 10 basis points to 18.8%. The increases in operating profit and margin were driven by the volume and revenue growth described previously. The change in operating profit was also positively affected by $26 million during the year due to currency fluctuations.

2005 compared to 2004

International Package revenue improved $1.168 billion, or 17.2%, for the year, primarily due to the 13.9% volume growth for our export products and revenue per piece improvements. The improvements in revenue per piece were impacted by rate changes, currency fluctuations, and the fuel surcharge applied to international shipments. Revenue increased $121 million during the year due to currency fluctuations, net of hedging activity, and also increased by $133 million during the year due to business acquisitions.

In January 2005, we increased rates 2.9% for international shipments originating in the United States, which includes our Worldwide Express, Worldwide Express Plus, UPS Worldwide Expedited and UPS International Standard services. Rate changes for international shipments originating outside the United States varied by geographical market and occured throughout the year.

In January 2005, we modified the fuel surcharge on U.S. export products by setting a maximum cap of 9.50%, which was increased to 12.50% effective in October 2005. The fuel surcharge for products originating outside the United States continued to be indexed to fuel prices in our different international regions, depending upon where the shipment takes place. Total international fuel surcharge revenue increased by $246 million during the year, due to higher jet fuel prices and increased international air volume.

Export volume increased throughout the world, with strong growth in Asia and Europe. Asian export volume, which increased 29% for the year, was driven by export growth from China. Asian export volume continues to benefit from our expanding international delivery network, including the additional flights from Shanghai, China that were added in the fourth quarter of 2004, and express air service between the U.S. and Guangzhou, China that began in the second quarter of 2005. European export volume increased 13% for the year, while export volume from the U.S. and Americas also showed solid increases. International domestic volume increased 12.4% for the year, due to volume growth in Canada and Europe, which also benefited from the acquisition of Messenger Service Stolica S.A. in Poland during the second quarter of 2005 and Lynx Express Ltd. in the United Kingdom in the third quarter of 2005. Excluding the impact of acquisitions, international domestic volume increased 3.7%.

Export revenue per piece increased 3.1% for the year (1.4% currency-adjusted), due to the rate increases discussed previously and the impact of the fuel surcharge, but was adversely affected by relatively higher growth in lower revenue per piece transborder product. In total, international average daily package volume increased 13.0% and average revenue per piece increased 4.0% (2.4% currency-adjusted).

The improvement in operating profit for our International Package operations was $345 million for the year, or 30.0%, with an increase in the operating margin of 180 basis points. This increase in operating profit and margin was positively impacted by the strong volume growth described previously, as well as better network utilization due to volume growth and geographic service expansion. The increase in operating profit was also favorably affected by $78 million due to the impact of currency fluctuations on revenue and expense (net of hedging activity), and by $45 million due to a change in our Management Incentive Awards program (discussed below in "Operating Expenses"). Operating profit was negatively affected in 2005 by $23 million in currency repatriation losses, as compared with repatriation gains of $32 million in 2004.

Supply Chain & Freight Operations

2006 compared to 2005

Supply Chain & Freight revenue increased $2.008 billion, or 33.5%, for the year. UPS Freight, formerly known as Overnite Corp., provided $1.155 billion of the increase in revenue for the year. Excluding the impact of the Overnite acquisition in August 2005, segment revenues grew 16.4% for the year. Total average daily LTL shipments for UPS Freight in 2006 declined against the full year 2005 (both the pre and post-acquisition period) due to service issues caused by the integration of the UPS Freight business, as well as a weakening in the overall LTL market in the United States in the latter half of 2006. LTL revenue per LTL hundredweight increased as we proactively reduced less profitable accounts and focused on higher yielding customer segments.

Forwarding and logistics revenue increased $822 million, or 16.9% for the year, largely due to continued changes in the business model for this unit. The forwarding and logistics business is moving towards a model that places more transactional ownership risk on UPS, including increased utilization of UPS-owned assets. This has the effect of increasing revenue as well as purchased transportation expense. The increased revenue associated with these forwarding transactions was somewhat offset by certain revenue management initiatives, which involved reducing less profitable accounts. In addition, revenue increased by $29 million during the year due to currency fluctuations.

The other businesses within Supply Chain & Freight, which include our retail franchising business and our financial business, increased revenue by 9.2% during the year. This revenue growth was primarily due to increased financial services revenue, as well as revenue earned from our previously-announced contract to provide domestic air transportation for the U.S. Postal Service.

For the year, the Supply Chain & Freight segment reported $2 million in operating profit, as compared with a $156 million in operating profit for 2005. These results were impacted by the integration of the acquired Menlo Worldwide Forwarding business into our air network, and the integration of the Motor Cargo business unit within the acquired Overnite Corp. operations into the UPS Freight network. The UPS Freight integration led to service issues, which resulted in a loss of revenue, as well as productivity setbacks resulting in increased costs. The integration of the Menlo Worldwide Forwarding business resulted in increased costs and some lost sales resulting from customer turnover. The increase in operating profit was positively affected by $2 million during 2006 due to the impact of currency fluctuations on revenue and expense.

In an effort to rationalize our cost structure and focus on profitable revenue growth, we initiated a restructuring plan for our forwarding and logistics operations in the fourth quarter of 2006. This restructuring plan is expected to generate efficiencies resulting in improved operating profits by further integrating all of our transportation services to better serve our customers. This restructuring involves plans to reduce non-operating expenses by approximately 20%, including a reduction in non-operating staff of approximately 1,400 people. As of December 31, 2006, $12 million in costs have been accrued related to employee severance.

2005 compared to 2004

Supply Chain & Freight revenue increased $3.181 billion, or 113.1%, for the year. Forwarding services and logistics revenue increased by $2.383 billion during the year, largely due to the acquisition of Menlo Worldwide Forwarding in December 2004. The growth in our existing forwarding services and logistics businesses (excluding Menlo Worldwide Forwarding) was driven by solid growth in our ocean and ground forwarding operations. Revenue increased by $17 million during the year due to favorable currency fluctuations. Overall growth continues to benefit from the expansion of our freight forwarding network throughout the world, as well as the increase in global trade and the increased outsourcing of manufacturing and distribution.

During the third quarter of 2005, we completed our acquisition of Overnite Corp., now known as UPS Freight, which offers a variety of LTL and truckload services to customers in North America. Overnite's results have been included in the Supply Chain & Freight reporting segment since the August 5, 2005 acquisition date. Overnite generally reported improvements in its operating performance measures in the post-acquisition period versus the same period a year ago when it was not a part of UPS, including improvements in average daily LTL shipments and average LTL revenue per LTL hundredweight.

The other businesses within Supply Chain & Freight, which include our retail franchising business, our mail and consulting services, and our financial business, increased revenue by 0.3% during the year. This revenue growth was primarily due to increased revenue at our mail and financial services units.

Operating profit for the Supply Chain & Freight segment increased by $18 million, or 13.0%, for the year, largely due to the operating profits generated by Overnite. Operating profit and margin were negatively affected by operating losses incurred in the acquired Menlo Worldwide Forwarding operations, as well as costs incurred in integrating this business into our existing forwarding services business. Currency fluctuations positively affected operating profit by $4 million during the year. Operating profit also was favorably impacted by $15 million due to a change in our Management Incentive Awards program (discussed below in "Operating Expenses").

Operating Expenses

2006 compared to 2005

Consolidated operating expenses increased by $4.474 billion, or 12.3%, for the year, and were significantly impacted by the acquisitions of Overnite, Stolica, and Lynx. Currency fluctuations in our International Package and Supply Chain & Freight segments resulted in operating expenses increasing by $84 million for the year.

Compensation and benefits increased by $1.904 billion, or 8.5%, for the year, largely due to the acquisitions mentioned above, as well as increased health and welfare benefit costs and higher pension expense. These increases were partially offset by the decline in workers compensation expense, as previously discussed. Excluding the effect of acquisitions, compensation and benefits expense increased 5.1% for the year. Stock-based and other management incentive compensation expense increased $49 million, or 8.0% in 2006, due to the expensing of restricted stock units granted in the fourth quarter of 2005, the impact of a new grant of stock options and restricted performance units in the second quarter of 2006, and the impact of adopting the non-substantive vesting period approach of FAS 123R (discussed further in Note 1 to the consolidated financial statements). These grants were partially offset by lower accruals for our Management Incentive Awards program in 2006.

Other operating expenses increased by $2.570 billion, or 18.5%, for the year, largely due to the acquisitions mentioned above, as well as increases in fuel expense and purchased transportation. The table below indicates the impact of business acquisitions completed in 2005 on the increase in operating expenses by category in 2006.

	Total % Increase	Acquisition Impact	% Increase without Acquisitions
Other Operating Expenses:			
Repairs and maintenance	5.3%	3.0%	2.3%
Depreciation and amortization	6.3%	3.1%	3.2%
Purchased transportation	34.9%	4.8%	30.1%
Fuel	27.3%	7.1%	20.2%
Other occupancy	7.6%	4.2%	3.4%
Other expenses	8.5%	3.9%	4.6%
	18.5%	4.5%	14.0%

Excluding the effect of acquisitions, the 20.2% increase in fuel expense for the year was impacted by higher prices for jet-A, diesel and unleaded gasoline as well as higher usage, but was partially mitigated by hedging gains. The 30.1% increase in purchased transportation was influenced by volume growth in our International Package business, currency fluctuations, higher fuel prices, increased rail costs, and changes to the freight forwarding business model described previously. The 2.3% increase in repairs and maintenance was largely due to increased expense on airframe and engine repairs. The 3.2% increase in depreciation and amortization for the year was caused primarily by higher depreciation expense on plant equipment, aircraft and engines, and higher amortization expense on intangible assets. The 3.4% increase in other occupancy expense was largely due to higher electricity and other utilities expenses. The increase in other expenses was impacted by several items, including the $87 million tentative settlement of a class action litigation (see "Contingencies" section below).

2005 compared to 2004

Consolidated operating expenses increased by $4.845 billion, or 15.3%, for the year, and were significantly impacted by the acquisitions of Menlo Worldwide Forwarding and Overnite. Operating expenses also increased $56 million for the year due to the impact on revenue and expense of currency fluctuations (net of hedging activity) in our International Package and Supply Chain & Freight segments, and increased $55 million for the year due to currency repatriation losses in our International Package segment.

Compensation and benefits increased by $1.694 billion, or 8.1%, for the year, largely due to the acquisitions of Menlo Worldwide Forwarding and Overnite, as well as increased health and welfare benefit costs and higher pension expense for our union benefit plans. Stock-based and other management incentive compensation expense decreased $297 million, or 33.4%, in the year, due to a change in our Management Incentive Awards program implemented in 2005, described in the next paragraph, which was partially offset by the impact of prospectively adopting the measurement provisions of FAS 123 beginning with 2003 stock-based compensation awards.

During the first quarter of 2005, we modified our Management Incentive Awards program under our Incentive Compensation Plan to provide that half of the annual award be made in restricted stock units ("RSUs"). The RSUs granted in November 2005 under this program have a five-year graded vesting period, with approximately 20% of the total RSU award vesting at each anniversary date of the grant. The other half of the award granted in November 2005 was in the form of cash and unrestricted shares of Class A common stock and was fully vested at the time of grant. Previous awards under the Management Incentive Awards program were made in common stock that was fully vested in the year of grant. This change had the effect of lowering 2005 expense. As a result, 2005 expense for our Management Incentive Awards program (reported in operating expenses under "compensation and benefits"), including the RSUs, decreased $334 million ($213 million after-tax, or $0.19 per diluted share) compared with 2004.

Other operating expenses increased by $3.151 billion, or 29.3%, for the year, largely due to the Menlo Worldwide Forwarding and Overnite acquisitions, as well as increases in fuel expense and purchased transportation. The 47.2% increase in fuel expense for the year was impacted by higher prices for jet-A, diesel and unleaded gasoline, as well as higher fuel usage, but was partially mitigated with hedging gains. The 95.5% increase in purchased transportation was primarily due to the Menlo Worldwide Forwarding acquisition, but was also influenced by volume growth in our International Package business and higher fuel prices. The 9.2% increase in repairs and maintenance was largely due to higher expense on vehicle parts (partially affected by the Overnite acquisition), airframe and aircraft engine maintenance. The 6.5% increase in depreciation and amortization for the year was impacted by higher depreciation expense on buildings (largely due to acquisitions), aircraft, and capitalized software. The 16.0% increase in other occupancy expense was largely due to higher facilities rent expense in our Supply Chain & Freight segment, which was impacted by the Menlo Worldwide Forwarding acquisition, and increased utilities expense. The 4.5% increase in other expenses was primarily due to the Overnite acquisition, but partially offset by the absence in 2005 of the $110 million aircraft impairment charge that we incurred in 2004.

Investment Income and Interest Expense

2006 compared to 2005

The decrease in investment income of $18 million during the year was primarily due to a lower average balance of interest-earning investments, due to the timing of cash payments for pension fundings, business acquisitions, and capital expenditures. This was partially offset by a higher average interest rate earned on investments, as well as the absence of any investment impairments during 2006 ($16 million of investment impairments were recognized in 2005, as described below).

The $39 million increase in interest expense during the year was primarily due to higher average interest rates on variable rate debt and interest rate swaps, as well as interest expense incurred on debt related to real estate investment partnerships. This was partially offset by slightly lower average debt balances during 2006, as well as higher capitalized interest due to large aircraft contract deposit payments made during the year.

2005 compared to 2004

The increase in investment income of $22 million during the year was primarily due to higher average yields earned caused by the increasing short-term interest rates in the United States, but partially offset by a lower average balance of interest-earning investments, increased equity-method losses on certain investment partnerships, and an investment impairment charge on certain available-for-sale securities. We periodically review our investments for indications of other than temporary impairment considering many factors, including the extent and duration to which a security's fair value has been less than its cost, overall economic and market conditions, and the financial condition and specific prospects for the issuer. After considering these factors, we recorded an impairment charge of $16 million in the fourth quarter of 2005 related to several variable rate preferred securities issued by the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC).

The $23 million increase in interest expense for the year was primarily due to higher floating interest rates on variable rate debt and interest rate swaps, as well as higher imputed interest expense associated with real estate investment partnerships.

Net Income and Earnings Per Share

2006 compared to 2005

Net income for 2006 was $4.202 billion, an 8.6% increase from the $3.870 billion achieved in 2005, resulting in a 11.2% increase in diluted earnings per share to $3.86 in 2006 from $3.47 in 2005. Net income in 2006 benefited from a $52 million reduction in income tax expense ($0.05 impact to diluted earnings per share) due to favorable developments with certain U.S. Federal tax contingency matters involving non-U.S. operations. Diluted earnings per share has increased at a faster rate than the growth in net income due to the reduction in shares outstanding as a result of our ongoing share repurchase program. The increase in net income for 2006 was largely due to higher operating profits for both our U.S. Domestic and International Package segments.

2005 compared to 2004

Net income for 2005 was $3.870 billion, a 16.1% increase from the $3.333 billion achieved in 2004, resulting in an 18.4% increase in diluted earnings per share to $3.47 in 2005 from $2.93 in 2004. The increase in net income for 2005 was largely due to higher operating profit for both our U.S. Domestic and International Package segments. Net income was adversely impacted by an increase in our effective tax rate to 36.3% in 2005 from 32.3% in 2004. The lower tax rate in 2004 was impacted by credits to income tax expense totaling $142 million ($0.13 per diluted share) related to various items, including the resolution of certain tax matters, the removal of a portion of the valuation allowance on certain deferred tax assets on net operating loss carryforwards, and an adjustment for identified tax contingency items.

Net income in 2004 was adversely impacted by a $70 million after-tax impairment charge ($0.06 per diluted share) on Boeing 727, 747, and McDonnell Douglas DC-8 aircraft, engines, and parts, as well as a $40 million after-tax charge ($0.04 per diluted share) to pension expense resulting from the consolidation of data systems used to collect and accumulate plan participant data.

Liquidity and Capital Resources

Net Cash From Operating Activities

Net cash provided by operating activities was $5.589, $5.793, and $5.331 billion in 2006, 2005, and 2004, respectively. The decrease in 2006 operating cash flows compared with 2005 was primarily due to higher pension and retirement plan fundings, but partially offset by increased net income. In 2006, we funded $1.625 billion to our pension and postretirement benefit plans as compared to $995 million in 2005. As discussed in Note 5 to the consolidated financial statements, pension and postretirement health contributions to plan trusts in 2007 are projected to be approximately $581 million. In 2005, we received a $374 million tax refund associated with the 1985-1990 settlement with the Internal Revenue Service ("IRS") reached previously, primarily on tax matters related to excess value package insurance. In 2004, we received $610 million from a tax settlement with the IRS for tax years 1983-84 and 1991-98. Additionally, we expect to pay a total of $69 million between 2007 and 2008 related to employees who accepted a recently-announced special voluntary separation opportunity, which is discussed further in Note 16 to the consolidated financial statements.

On November 17, 2006, we announced a rate increase and a change in the fuel surcharge that took effect on January 1, 2007. We increased the base rates 6.9% on UPS Next Day Air, UPS 2nd Day Air, and UPS 3 Day Select, and 4.9% on UPS Ground. We also increased the base rates 6.9% for international shipments originating in the United States (Worldwide Express, Worldwide Express Plus, UPS Worldwide Expedited and UPS International Standard service). We increased our Ground Hundredweight rates by an average of 5.9%. Other pricing changes included a $0.10 increase in the residential surcharge, and a $0.75 increase in the charge for undeliverable packages after three delivery attempts. These rate changes are customary, and are consistent with previous years' rate increases. Additionally, in January 2007 we will modify the fuel surcharge on domestic and U.S.-origin international air services by reducing by 2% the index used to determine the fuel surcharge. The UPS Ground fuel surcharge continues to fluctuate based on the U.S. Energy Department's On-Highway Diesel Fuel Price. Rate changes for shipments originating outside the U.S. are made throughout the year and vary by geographic market.

Net Cash Used In Investing Activities

Net cash used in investing activities was $2.340 billion, $975 million, and $3.638 billion in 2006, 2005, and 2004, respectively. The increased cash used in 2006 compared with 2005 was primarily due to increased capital expenditures and fewer net sales of marketable securities and short-term investments. During 2006, we sold a net $482 million in marketable securities and short-term investments, primarily due to the pension and postretirement medical benefit plan fundings in the third quarter. During 2005, we sold a net $2.752 billion in marketable securities and short-term investments, largely to fund the acquisition of Overnite as well as to make fundings to our pension and postretirement medical benefit plans. In 2005, we spent $1.488 billion on business acquisitions, primarily Overnite Corp., Lynx Express Ltd. in the United Kingdom, Messenger Service Stolica S.A. in Poland, and the express operations of Sinotrans Air Transportation Development Co. Ltd. in China (See Note 7 to the consolidated financial statements). We generated cash of $68, $95, and $318 million in 2006, 2005, and 2004 respectively, due to the sales and customer paydowns of finance receivables, primarily in our leasing, asset-based lending, and receivable factoring businesses.

In the second quarter of 2006, we terminated several energy derivatives and received $229 million in cash, which is reported in other investing activities in the statement of cash flows. These derivatives were designated as hedges of forecasted cash outflows for purchases of fuel products. As these derivatives maintained their effectiveness and qualified for hedge accounting, we anticipate that the gains associated with these hedges will be recognized in income over the original term of the hedges through 2007.

Capital expenditures represent a primary use of cash in investing activities, as follows (in millions):

	2006	2005	2004
Buildings and facilities	$ 720	$ 495	$ 547
Aircraft and parts	1,150	874	829
Vehicles	831	456	393
Information technology	384	362	358
	$3,085	$2,187	$2,127

As described in the "Commitments" section below, we have commitments for the purchase of aircraft, vehicles, equipment and other fixed assets to provide for the replacement of existing capacity and anticipated future growth. We fund our capital expenditures with our cash from operations.

Net Cash Used In Financing Activities

Net cash used in financing activities was $3.851, $4.175, and $2.014 billion in 2006, 2005, and 2004, respectively. Our primary uses of cash in financing activities have been to repurchase stock, pay dividends, and repay long-term debt. In July 2006, the Board of Directors authorized an additional $2.0 billion for future share repurchases, in addition to the amount remaining under our August 2005 share repurchase authorization. We repurchased a total of 32.6 million shares of Class A and Class B common stock for $2.455 billion in 2006 ($2.460 billion reported on statement of cash flows due to timing of settlements), and 33.9 million shares for $2.479 billion in 2005. As of December 31, 2006, we had $936 million of our share repurchase authorization remaining; in February 2007, the Board of Directors approved an increase in our share repurchase authorization to $2.0 billion, which replaced the remaining amounts available under our July 2006 authorization. On February 8, 2007, our Board declared a dividend of $0.42 per share, which is payable on March 6, 2007 to shareowners of record on February 20, 2007.

We increased our quarterly cash dividend payment to $0.38 per share in 2006 from $0.33 per share in 2005, resulting in an increase in total cash dividends paid to $1.577 billion from $1.391 billion. The declaration of dividends is subject to the discretion of the Board of Directors and will depend on various factors, including our net income, financial condition, cash requirements, future prospects, and other relevant factors. We expect to continue the practice of paying regular cash dividends.

Issuances of debt during 2006 consisted primarily of issuances of commercial paper, UPS Notes, and facility notes and bonds. Repayments of debt consisted primarily of scheduled principal payments on our capital lease obligations and principal payments on debt related to our investment in certain equity-method partnerships. We consider the overall fixed and floating interest rate mix of our portfolio and the related overall cost of borrowing when planning for future issuances and non-scheduled repayments of debt.

Sources of Credit

We maintain two commercial paper programs under which we are authorized to borrow up to $7.0 billion in the United States. We had $791 million outstanding under these programs as of December 31, 2006, with an average interest rate of 5.20%. The entire balance outstanding has been classified as a current liability in our balance sheet. We also maintain a European commercial paper program under which we are authorized to borrow up to €1.0 billion in a variety of currencies. There were no amounts outstanding under this program as of December 31, 2006.

We maintain two credit agreements with a consortium of banks. These agreements provide revolving credit facilities of $1.0 billion each, with one expiring on April 19, 2007 and the other on April 21, 2010. Interest on any amounts we borrow under these facilities would be charged at 90-day LIBOR plus 15 basis points. There were no borrowings under either of these agreements as of December 31, 2006.

In August 2003, we filed a $2.0 billion shelf registration statement under which we may issue debt securities in the United States. There was $136 million issued under this shelf registration statement at December 31, 2006, all of which consists of issuances under our UPS Notes program.

Our existing debt instruments and credit facilities do not have cross-default or ratings triggers, however these debt instruments and credit facilities do subject us to certain financial covenants. These covenants generally require us to maintain a $3.0 billion minimum net worth and limit the amount of secured indebtedness available to the company. These covenants are not considered material to the overall financial condition of the company, and all covenant tests were satisfied as of December 31, 2006.

Commitments

We have contractual obligations and commitments in the form of capital leases, operating leases, debt obligations, purchase commitments, and certain other liabilities. We intend to satisfy these obligations through the use of cash flow from operations. The following table summarizes our contractual obligations and commitments as of December 31, 2006 (in millions), including the Boeing 767-300ER order discussed further below:

Year	Capital Leases	Operating Leases	Debt Principal	Debt Interest	Purchase Commitments	Other Liabilities
2007	$ 75	$ 404	$ 918	$ 196	$1,072	$ 67
2008	75	335	27	170	988	78
2009	41	243	83	169	499	74
2010	62	168	30	165	1,022	71
2011	1	119	33	164	1,184	69
After 2011	—	505	2,766	2,849	1,636	270
Total	$254	$1,774	$3,857	$3,713	$6,401	$629

Our capital lease obligations relate primarily to leases on aircraft. These lease obligations and commitments, as well as our debt principal obligations, are discussed further in Note 8 to our consolidated financial statements. The amount of interest on our debt was calculated as the contractual interest payments due on our fixed-rate debt, in addition to interest on variable rate debt that was calculated based on interest rates as of December 31, 2006. The calculations of debt interest do not take into account the effect of interest rate swap agreements.

Purchase commitments represent contractual agreements to purchase goods or services that are legally binding, the largest of which are orders for aircraft, engines, and parts. We have firm commitments to purchase four Boeing MD-11 aircraft, and we expect to take delivery of these aircraft during 2007. In February 2007, we announced an order for 27 Boeing 767-300ER freighters to be delivered between 2009 and 2012 (this order is reflected in the purchase commitment numbers above). We also have firm commitments to purchase eight Boeing 747-400F aircraft scheduled for delivery during 2007 and 2008, and two Boeing 747-400BCF aircraft scheduled for delivery during 2008. These aircraft purchase orders will provide for the replacement of existing capacity and anticipated future growth.

In addition, we currently have a firm commitment to purchase 10 Airbus A380-800 freighter aircraft and options to purchase 10 additional A380-800 aircraft (this order is reflected in the purchase commitment numbers above). In February 2007, we announced that we had signed an agreement with Airbus to set out a timetable for deciding the status of this previous order. The agreement specifies changed delivery dates for the A380-800 and provides for possible termination of the original purchase agreement by either party later in 2007. The revised delivery schedule specifies the delivery dates for the 10 Airbus A380-800's on order as being between 2012 and 2013, whereas we were originally scheduled to take delivery of the Airbus A380-800 aircraft between 2009 and 2012. The signing of this agreement will have no material impact on our results of operations or financial condition.

The contractual payments due under the other liabilities column includes commitment payments related to our investment in certain partnerships. The commitments above exclude our planned pension and postretirement benefit plan contributions, as we do not have any material funding requirements for our UPS-sponsored pension and postretirement plans as of December 31, 2006. In 2007, we plan to contribute $533 million to our U.S. pension and postretirement benefit plans and $48 million to our international pension plans. Our funding policy for U.S. plans is to contribute amounts annually that are at least equal to the amounts required by applicable laws and regulations, or to directly fund payments to plan participants, as applicable. International pension plans will be funded in accordance with local regulations. We have also guaranteed our obligations for certain international pension plans up to a maximum amount of $118 million. See Note 5 to the consolidated financial statements for a further discussion of our pension and postretirement benefit plans.

As of December 31, 2006, we had outstanding letters of credit totaling approximately $2.213 billion issued in connection with routine business requirements. As of December 31, 2006, we had unfunded loan commitments totaling $604 million associated with our financial business.

We believe that funds from operations and borrowing programs will provide adequate sources of liquidity and capital resources to meet our expected long-term needs for the operation of our business, including anticipated capital expenditures, such as commitments for aircraft purchases, for the foreseeable future.

Contingencies

We are a defendant in a number of lawsuits filed in state and federal courts containing various class-action allegations under state wage-and-hour laws. In one of these cases, Marlo v. UPS, which has been certified as a class action in a California federal court, plaintiffs allege that they improperly were denied overtime, and seek penalties for missed meal and rest periods, and interest and attorneys' fees. Plaintiffs purport to represent a class of 1,200 full-time supervisors. The court granted summary judgment in favor of UPS on all claims and plaintiffs have appealed. We have denied any liability with respect to these claims and intend to vigorously defend ourselves in this case. At this time, we have not determined the amount of any liability that may result from this matter or whether such liability, if any, would have a material adverse effect on our financial condition, results of operations, or liquidity.

In another case, Cornn v. UPS, which has been certified as a class action in a California federal court, plaintiffs allege that they were improperly denied wages and/or overtime and meal and rest periods. Plaintiffs purport to represent a class of approximately 23,600 drivers and seek back wages, penalties, interest and attorneys' fees. UPS has agreed in principle to settle this matter in full for a total payment of $87 million. On December 6, 2006, the court granted tentative approval of the settlement.

We are named as a defendant in four putative class action lawsuits filed in federal courts, alleging a conspiracy relating to certain surcharges by a number of air cargo carriers. We are not named as a defendant in at least eighty-six related cases that make similar allegations. These cases have been consolidated in a Multi-District Litigation proceeding pending in the United States District Court for the Eastern District of New York. UPS was not included as a defendant in the amended consolidated complaint on which the Multi-District Litigation is proceeding. In addition, in July 2006, we were named as a defendant in a comparable lawsuit filed in the Ontario (Canada) Superior Court of Justice. We intend to vigorously defend ourselves in these cases.

We are a defendant in various other lawsuits that arose in the normal course of business. We believe that the eventual resolution of these cases will not have a material adverse effect on our financial condition, results of operations, or liquidity.

We participate in a number of trustee-managed multi-employer pension and health and welfare plans for employees covered under collective bargaining agreements. Several factors could result in potential funding deficiencies which could cause us to make significantly higher future contributions to these plans, including unfavorable investment performance, changes in demographics, and increased benefits to participants. At this time, we are unable to determine the amount of additional future contributions, if any, or whether any material adverse effect on our financial condition, results of operations, or liquidity would result from our participation in these plans.

As of December 31, 2006, we had approximately 246,000 employees employed under a national master agreement and various supplemental agreements with local unions affiliated with the International Brotherhood of Teamsters ("Teamsters"). These agreements run through July 31, 2008. In the third quarter of 2006, we began formal negotiations with the Teamsters on a new agreement. We have approximately 2,800 pilots who are employed under a collective bargaining agreement with the Independent Pilots Association ("IPA"). On June 30, 2006, UPS and the IPA announced a tentative agreement on a new labor contract, which was ratified in the third quarter. This new contract becomes amendable at the end of 2011. Our airline mechanics are covered by a collective bargaining agreement with Teamsters Local 2727, which became amendable on November 1, 2006. We began formal negotiations with Teamsters Local 2727 on October 2, 2006. In addition, the majority of our ground mechanics who are not employed under agreements with the Teamsters are employed under collective bargaining agreements with the International Association of Machinists and Aerospace Workers. These agreements run through July 31, 2009.

Other Matters

On July 14, 2006, we received a grand jury subpoena from the Antitrust Division of the U.S. Department of Justice ("DOJ"). The subpoena relates to the DOJ's publicly-announced criminal investigation of the air cargo pricing practices of a number of domestic and foreign airlines. We do not believe that we are a target of this investigation and we intend to cooperate.

With the assistance of outside counsel, we investigated certain conduct within our Supply Chain Solutions subsidiary in certain locations outside the United States. Our investigation determined that certain conduct, which commenced prior to our subsidiary's 2001 acquisition of a freight forwarding business that was part of Fritz Companies Inc., may have violated the United States Foreign Corrupt Practices Act. The monetary value involved in this conduct appears to be immaterial. We have implemented numerous remediation steps. We informed the SEC and the DOJ of our investigation, and we intend to cooperate fully with any review by the government of these issues. We do not believe that the results of this investigation, the remediation or related penalties, if any, will have a material adverse effect on our financial condition, liquidity or results of operations, nor do we believe that these matters will have a material adverse effect on our business and prospects.

Market Risk

We are exposed to market risk from changes in certain commodity prices, foreign currency exchange rates, interest rates, and equity prices. All of these market risks arise in the normal course of business, as we do not engage in speculative trading activities. In order to manage the risk arising from these exposures, we utilize a variety of foreign exchange, interest rate, equity and commodity forward contracts, options, and swaps.

The following analysis provides quantitative information regarding our exposure to commodity price risk, foreign currency exchange risk, interest rate risk, and equity price risk. We utilize valuation models to evaluate the sensitivity of the fair value of financial instruments with exposure to market risk that assume instantaneous, parallel shifts in exchange rates, interest rate yield curves, and commodity and equity prices. For options and instruments with non-linear returns, models appropriate to the instrument are utilized to determine the impact of market shifts. There are certain limitations inherent in the sensitivity analyses presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously. In addition, the analyses are unable to reflect the complex market reactions that normally would arise from the market shifts modeled.

A discussion of our accounting policies for derivative instruments and further disclosures are provided in Note 15 to the consolidated financial statements.

Commodity Price Risk

We are exposed to an increase in the prices of refined fuels, principally jet-A, diesel, and unleaded gasoline, which are used in the transportation of packages. Additionally, we are exposed to an increase in the prices of other energy products, primarily natural gas and electricity, used in our operating facilities throughout the world. We use a combination of options, swaps, and futures contracts to provide some protection from rising fuel and energy prices. These derivative instruments generally cover forecasted fuel and energy consumption for periods of one to three years. The net fair value of such contracts subject to price risk, excluding the underlying exposures, as of December 31, 2006 and 2005 was an asset of $10 and $192 million, respectively. The potential loss in the fair value of these derivative contracts, assuming a hypothetical 10% adverse change in the underlying commodity price, would be approximately $8 and $35 million at December 31, 2006 and 2005, respectively. This amount excludes the offsetting impact of the price risk inherent in the physical purchase of the underlying commodities.

In the second quarter of 2006, we terminated several energy derivatives and received $229 million in cash. These derivatives were designated as hedges of forecasted cash outflows for purchases of fuel products. As these derivatives maintained their effectiveness and qualified for hedge accounting, we anticipate that the gains associated with these hedges will be recognized in income over the original term of the hedges through 2007.

Foreign Currency Exchange Risk

We have foreign currency risks related to our revenue, operating expenses, and financing transactions in currencies other than the local currencies in which we operate. We are exposed to currency risk from the potential changes in functional currency values of our foreign currency-denominated assets, liabilities, and cash flows. Our most significant foreign currency exposures relate to the Euro, the British Pound Sterling and the Canadian Dollar. We use a combination of purchased and written options and forward contracts to hedge cash flow currency exposures. These derivative instruments generally cover forecasted foreign currency exposures for periods up to one year. As of December 31, 2006 and 2005, the net fair value of the hedging instruments described above was an asset of $30 and $52 million, respectively. The potential loss in fair value for such instruments from a hypothetical 10% adverse change in quoted foreign currency exchange rates would be approximately $183 and $65 million at December 31, 2006 and 2005, respectively. This sensitivity analysis assumes a parallel shift in the foreign currency exchange rates. Exchange rates rarely move in the same direction. The assumption that exchange rates change in a parallel fashion may overstate the impact of changing exchange rates on assets and liabilities denominated in a foreign currency.

Interest Rate Risk

As described in Note 8 to the consolidated financial statements, we have issued debt instruments, including debt associated with capital leases, that accrue expense at fixed and floating rates of interest. We use a combination of derivative instruments, including interest rate swaps and cross-currency interest rate swaps, as part of our program to manage the fixed and floating interest rate mix of our total debt portfolio and related overall cost of borrowing. These swaps are generally entered into concurrently with the issuance of the debt that they are intended to modify, and the notional amount, interest payment, and maturity dates of the swaps match the terms of the associated debt.

Our floating rate debt and interest rate swaps subject us to risk resulting from changes in short-term (primarily LIBOR) interest rates. The potential change in annual interest expense resulting from a hypothetical 100 basis point change in short-term interest rates applied to our floating rate debt and swap instruments at December 31, 2006 and 2005 would be approximately $29 million each year.

We have investments in debt and preferred equity securities (including auction rate securities), as well as cash-equivalent instruments, some of which accrue income at variable rates of interest. The potential change in annual investment income resulting from a hypothetical 100 basis point change in interest rates applied to our investments exposed to variable interest rates at December 31, 2006 and 2005 would be approximately $12 and $14 million, respectively.

Additionally, as described in Note 3 to the consolidated financial statements, we hold a portfolio of finance receivables that accrue income at fixed and floating rates of interest. The potential change in the annual income resulting from a hypothetical 100 basis point change in interest rates applied to our variable rate finance receivables at December 31, 2006 and 2005 would be immaterial.

This interest rate sensitivity analysis assumes interest rate changes are instantaneous, parallel shifts in the yield curve. In reality, interest rate changes are rarely instantaneous or parallel. While this is our best estimate of the impact of the specified interest rate scenarios, these estimates should not be viewed as forecasts. We adjust the fixed and floating interest rate mix of our interest rate sensitive assets and liabilities in response to changes in market conditions.

Equity Price Risk

We hold investments in various common equity securities that are subject to price risk, and for certain of these securities, we utilize options to hedge this price risk. At December 31, 2006 and 2005, the fair value of such investments was $80 and $89 million, respectively. The potential change in the fair value of such investments, assuming a 10% change in equity prices net of the offsetting impact of any hedges, would be approximately $8 and $9 million at December 31, 2006 and 2005.

Credit Risk

The forward contracts, swaps, and options previously discussed contain an element of risk that the counterparties may be unable to meet the terms of the agreements. However, we minimize such risk exposures for these instruments by limiting the counterparties to large banks and financial institutions that meet established credit guidelines. We do not expect to incur any losses as a result of counterparty default.

New Accounting Pronouncements

In September 2006, the FASB issued Statement No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106, and 132(R))" ("FAS 158"). This statement requires the recognition of the funded status of defined benefit pension and other postretirement plans as an asset or liability in the balance sheet for fiscal years ending after December 15, 2006.

FAS 158 also requires delayed recognition items, consisting of actuarial gains and losses and prior service costs and credits, to be recognized in other comprehensive income and subsequently amortized to the income statement. On December 31, 2006, we adopted the recognition and disclosure provisions of FAS 158. The effect of adopting FAS 158 on our balance sheet as of December 31, 2006 has been included in Note 5 to the consolidated financial statements, while there was no effect on our balance sheet for prior periods.

Additionally, we currently utilize the early measurement date option available under Statement No. 87 "Employers' Accounting for Pensions", and we measure the funded status of our plans as of September 30 each year. Under the provisions of FAS 158, we will be required to use a December 31 measurement date for all of our pension and postretirement benefit plans no later than 2008. We do not expect the impact of the change in measurement date to have a material impact on our financial statements.

In June 2006, the FASB issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)". This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, financial statement classification, tax-related interest and penalties, and additional disclosure requirements. We are required to adopt this interpretation effective January 1, 2007. We are currently in the process of evaluating the impact of this standard on our financial statements. Any necessary transition adjustments will not affect net income in the period of adoption and will be reported as a change in accounting principle in our consolidated financial statements.

In September 2006, the FASB issued Statement No. 157 "Fair Value Measurements" ("FAS 157"), which is effective for fiscal years beginning after November 15, 2007. FAS 157 was issued to define fair value, establish a framework for measuring fair value, and expand disclosures about fair value measurements. FAS 157 is not anticipated to have a material impact on our results of operations or financial condition.

The adoption of the following recent accounting pronouncements did not have a material impact on our results of operations or financial condition:

- FSP AUG AIR-1 "Accounting for Planned Major Maintenance Activities";
- FAS 156 "Accounting for Servicing of Financial Assets"; and
- FSP FAS 13-2 "Accounting for a Change in the Timing of Cash Flows Related to Income Taxes Generated by a Leveraged Lease Transaction".

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States of America. As indicated in Note 1 to our consolidated financial statements, the amounts of assets, liabilities, revenue, and expenses reported in our financial statements are affected by estimates and judgments that are necessary to comply with generally accepted accounting principles. We base our estimates on prior experience and other assumptions that we consider reasonable to our circumstances. Actual results could differ from our estimates, which would affect the related amounts reported in our financial statements. While estimates and judgments are applied in arriving at many reported amounts, we believe that the following matters may involve a higher degree of judgment and complexity.

Contingencies— As discussed in Note 9 to our consolidated financial statements, we are involved in various legal proceedings and contingencies. We have recorded liabilities for these matters in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" ("FAS 5"). FAS 5 requires a liability to be recorded based on our estimate of the probable cost of the resolution of a contingency. The actual resolution of these contingencies may differ from our estimates. If a contingency is settled for an amount greater than our estimate, a future charge to income would result. Likewise, if a contingency is settled for an amount that is less than our estimate, a future credit to income would result.

The events that may impact our contingent liabilities are often unique and generally are not predictable. At the time a contingency is identified, we consider all relevant facts as part of our FAS 5 evaluation. We record a liability for a loss that meets the recognition criteria of FAS 5. These criteria require recognition of a liability when the loss is probable of occurring and reasonably estimable. Events may arise that were not anticipated and the outcome of a contingency may result in a loss to us that differs from our previously estimated liability. These factors could result in a material difference between estimated and actual operating results. Contingent losses that meet the recognition criteria under FAS 5, excluding those related to income taxes and self insurance which are discussed further below, were not material to the Company's financial position as of December 31, 2006. In addition, we have certain contingent liabilities that have not been recognized as of December 31, 2006, because a loss is not reasonably estimable.

Goodwill Impairment— We account for goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"), which requires annual impairment testing of goodwill for each of our reporting units. Goodwill impairment testing requires that we estimate the fair value of our goodwill and compare that estimate to the amount of goodwill recorded on our balance sheet.

We use a discounted cash flow model (DCF model) to estimate the fair value of our goodwill. The completion of the DCF model requires that we make a number of significant assumptions to produce an estimate of future cash flows. These assumptions include projections of future revenue, costs and working capital changes. In addition, we make assumptions about the estimated cost of capital and other relevant variables, as required, in estimating the fair value of our reporting units. The projections that we use in our DCF model are updated annually and will change over time based on the historical performance and changing business conditions for each of our reporting units.

As of December 31, 2006, our recorded goodwill was $2.533 billion, of which $2.243 billion relates to our Supply Chain and Freight segment. This segment of our business has experienced rapid growth over the last several years, largely due to a number of acquisitions that we have made. Because of its growth, this segment continues to experience significant change as we integrate the acquired companies, resulting in higher volatility in our DCF model projections than for our other segments. Our annual impairment tests performed in 2006, 2005 and 2004 resulted in no goodwill impairment.

Self-Insurance Accruals—We self-insure costs associated with workers' compensation claims, automotive liability, health and welfare, and general business liabilities, up to certain limits. Insurance reserves are established for estimates of the loss that we will ultimately incur on reported claims, as well as estimates of claims that have been incurred but not yet reported. Recorded balances are based on reserve levels determined by outside actuaries, who incorporate historical loss experience and judgments about the present and expected levels of cost per claim. Trends in actual experience are a significant factor in the determination of such reserves. We believe our estimated reserves for such claims are adequate, but actual experience in claim frequency and/or severity could materially differ from our estimates and affect our results of operations.

Workers' compensation, automobile liability and general liability insurance claims may take several years to completely settle. Consequently, actuarial estimates are required to project the ultimate cost that will be incurred to fully resolve the claims. A number of factors can affect the actual cost of a claim, including the length of time the claim remains open, trends in health care costs and the results of related litigation. Furthermore, claims may emerge in future years for events that occurred in a prior year at a rate that differs from previous actuarial projections. Changes in state legislation with respect to workers compensation can affect the adequacy of our self-insurance accruals. All of these factors can result in revisions to prior actuarial projections and produce a material difference between estimated and actual operating results.

We sponsor a number of health and welfare insurance plans for our employees. We use estimates from third party actuaries to establish the liabilities for these plans. These liabilities and related expenses are based on estimates of the number of employees and eligible dependents covered under the plans, anticipated medical usage by participants and overall trends in medical costs and inflation. Actual results may differ from these estimates and, therefore, produce a material difference between estimated and actual operating results.

Pension and Postretirement Medical Benefits—As discussed in Note 5 to our consolidated financial statements, we maintain several defined benefit and postretirement benefit plans. Our pension and other postretirement benefit costs are calculated using various actuarial assumptions and methodologies as prescribed by Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" and Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." These assumptions include discount rates, health care cost trend rates, inflation, rate of compensation increases, expected return on plan assets, mortality rates, and other factors. Actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense and recorded obligation in such future periods. We believe that the assumptions utilized in recording the obligations under our plans are reasonable based on input from our outside actuaries and other advisors and information as to historical experience and performance. Differences in actual experience or changes in assumptions may affect our pension and other postretirement obligations and future expense. A 25 basis point change in the assumed discount rate, expected return on assets, and health care cost trend rate for the pension and postretirement benefit plans would result in the following increases (decreases) on the Company's costs and obligations for the year 2006 (in millions):

	25 Basis Point Increase	25 Basis Point Decrease
Pension Plans		
Discount Rate:		
Effect on net periodic benefit cost	$ (67)	$ 68
Effect on projected benefit obligation	(571)	595
Return on Assets:		
Effect on net periodic benefit cost	(31)	31
Postretirement Medical Plans		
Discount Rate:		
Effect on net periodic benefit cost	(7)	7
Effect on projected benefit obligation	(83)	86
Health Care Cost Trend Rate:		
Effect on net periodic benefit cost	3	(2)
Effect on projected benefit obligation	17	(16)

Financial Instruments—As discussed in Notes 2, 3, 8, and 15 to our consolidated financial statements, and in the "Market Risk" section of this report, we hold and issue financial instruments that contain elements of market risk. Certain of these financial instruments are required to be recorded at fair value. Fair values are based on listed market prices, when such prices are available. To the extent that listed market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations. Certain financial instruments, including over-the-counter derivative instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlations, time value, credit spreads, and yield curve volatility factors. Changes in the fixed income, equity, foreign exchange, and commodity markets will impact our estimates of fair value in the future, potentially affecting our results of operations. A quantitative sensitivity analysis of our exposure to changes in commodity prices, foreign currency exchange rates, interest rates, and equity prices is presented in the "Market Risk" section of this report.

Depreciation, Residual Value, and Impairment of Fixed Assets—As of December 31, 2006, we had $16.779 billion of net fixed assets, the most significant category of which is aircraft. In accounting for fixed assets, we make estimates about the expected useful lives and the expected residual values of the assets, and the potential for impairment based on the fair values of the assets and the cash flows generated by these assets.

In estimating the lives and expected residual values of aircraft, we have relied upon actual experience with the same or similar aircraft types. Subsequent revisions to these estimates could be caused by changes to our maintenance program, changes in the utilization of the aircraft, governmental regulations on aging aircraft, and changing market prices of new and used aircraft of the same or similar types. We periodically evaluate these estimates and assumptions, and adjust the estimates and assumptions as necessary. Adjustments to the expected lives and residual values are accounted for on a prospective basis through depreciation expense.

In accordance with the provisions of Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"), we review long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows, or external appraisals, as applicable. We review long-lived assets for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified. The circumstances that would indicate potential impairment may include, but are not limited to, a significant change in the extent to which an asset is utilized, a significant decrease in the market value of an asset, and operating or cash flow losses associated with the use of the asset. In estimating cash flows, we project future volume levels for our different air express products in all geographic regions in which we do business. Adverse changes in these volume forecasts, or a shortfall of our actual volume compared with our projections, could result in our current aircraft capacity exceeding current or projected demand. This situation would lead to an excess of a particular aircraft type, resulting in an aircraft impairment charge or a reduction of the expected life of an aircraft type (thus resulting in increased depreciation expense).

During 2006, we reevaluated the anticipated service lives of our Boeing 757, Boeing 767, and Airbus A300 fleets, and as a result of this evaluation, increased the depreciable lives from 20 to 30 years and reduced the residual values from 30% to 10% of original cost. This change did not have a material effect on our results of operations.

In December 2004, we permanently removed from service a number of Boeing 727, 747 and McDonnell Douglas DC-8 aircraft. As a result of the actual and planned retirement of these aircraft, we conducted an impairment evaluation, which resulted in a $110 million impairment charge during the fourth quarter of 2004 for these aircraft (including the related engines and parts), $91 million of which impacted the U.S. domestic package segment and $19 million of which impacted the international package segment. This charge was classified in the caption "other expenses" on the income statement. UPS continues to operate all of its other aircraft and continues to experience positive cash flow, and no impairments of aircraft were recognized in 2006 or 2005.

Income Taxes—We operate in numerous countries around the world and are subject to income taxes in many jurisdictions. We estimate our annual effective income tax rate based on statutory income tax rates in these jurisdictions and take into consideration items that are treated differently for financial reporting and tax purposes. The process of estimating our effective income tax rate involves judgments related to tax planning and expectations regarding future events, including the impact of adjustments, if any, resulting from the resolution of audits of open tax years by the Internal Revenue Service or other taxing authorities.

We recognize deferred tax assets for items that will generate tax deductions or credits in future years. Realization of deferred tax assets requires sufficient future taxable income (subject to any carry-forward limitations) in the applicable jurisdictions. We make judgments regarding the realizability of deferred tax assets based, in part, on estimates of future taxable income. A valuation allowance is recognized if, based on the weight of the available evidence, it is more likely than not (likelihood of more than 50 percent) that some portion, or all, of the deferred tax asset will not be realized. Income tax related contingency matters also affect our effective income tax rate. In this regard, we make judgments related to the identification and quantification of income tax related contingency matters.

During the third quarter of 2006, we recognized a $52 million reduction of income tax expense related to favorable developments with certain U.S. Federal tax contingency matters involving non-U.S. operations.

During 2004, the resolution of tax matters with the Internal Revenue Service and other taxing authorities produced reductions in income tax expense of $142 million.

Forward-Looking Statements

"Management's Discussion and Analysis of Financial Condition and Results of Operations" and other parts of this report contain "forward-looking" statements about matters that inherently are difficult to predict. The words "believes," "expects," "anticipates," "we see," and similar expressions are intended to identify forward-looking statements. These statements include statements regarding our intent, belief and current expectations about our strategic direction, prospects and future results. We have described some of the important factors that affect these statements as we discussed each subject. Forward-looking statements involve risks and uncertainties, and certain factors may cause actual results to differ materially from those contained in the forward-looking statements.

Risk Factors

The following are some of the factors that could cause our actual results to differ materially from the expected results described in our forward-looking statements:

- The effect of general economic and other conditions in the markets in which we operate, both in the United States and internationally. Our operations in international markets are also affected by currency exchange and inflation risks.
- The impact of competition on a local, regional, national, and international basis. Our competitors include the postal services of the U.S. and other nations, various motor carriers, express companies, freight forwarders, air couriers and others. Our industry is undergoing rapid consolidation, and the combining entities are competing aggressively for business.
- The impact of complex and stringent aviation, transportation, environmental, labor, employment and other governmental laws and regulations, and the impact of new laws and regulations that may result from increased security concerns following the events of September 11, 2001. Our failure to comply with applicable laws, ordinances or regulations could result in substantial fines or possible revocation of our authority to conduct our operations.
- Strikes, work stoppages and slowdowns by our employees. Such actions may affect our ability to meet our customers needs, and customers may do more business with competitors if they believe that such actions may adversely affect our ability to provide service. We may face permanent loss of customers if we are unable to provide uninterrupted service. The terms of future collective bargaining agreements also may affect our competitive position and results of operations.
- Possible disruption of supplies, or an increase in the prices, of gasoline, diesel and jet fuel for our aircraft and delivery vehicles as a result of war or other factors. We require significant quantities of fuel and are exposed to the commodity price risk associated with variations in the market price for petroleum products.
- Cyclical and seasonal fluctuations in our operating results due to decreased demand for our services.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

Information about market risk can be found in Item 7 of this report under the caption "Market Risk."

Item 8. ***Financial Statements and Supplementary Data***

Our financial statements are filed together with this report. See the Index to Financial Statements and Financial Statement Schedules on page F-1 for a list of the financial statements filed together with this report. Supplementary data appear in Note 17 to our financial statements.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

As of the end of the period covered by this report, management, including our chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures and internal controls over financial reporting. Based upon, and as of the date of, the evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures and internal controls over financial reporting were effective to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

There were no changes in the Company's internal controls over financial reporting during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

See page F-2 for management's report on internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Information about our directors is presented under the caption "Election of Directors" in our definitive Proxy Statement for the Annual Meeting of Shareowners to be held on May 10, 2007 and is incorporated herein by reference.

Information about our executive officers can be found in Part I of this report under the caption "Executive Officers of the Registrant" in accordance with Instruction 3 of Item 401(b) of Regulation S-K and General Instruction G(3) of Form 10-K.

Information about our Audit Committee is presented under the caption "Election of Directors — Committees of the Board of Directors — Audit Committee" in our definitive Proxy Statement for the Annual Meeting of Shareowners to be held on May 10, 2007 and is incorporated herein by reference.

Information about our Code of Business Conduct is presented under the caption "Where You Can Find More Information" in Part I, Item 1 of this report.

Information about our compliance with Section 16 of the Exchange Act of 1934, as amended, is presented under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive Proxy Statement for the Annual Meeting of Shareowners to be held on May 10, 2007 and is incorporated herein by reference.

Item 11. *Executive Compensation*

Information about executive compensation is presented under the captions "Compensation to Executive Officers," "Compensation of Directors," "Report of the Compensation Committee" and "Compensation Committee Interlocks and Insider Participation" in our definitive Proxy Statement for the Annual Meeting of Shareowners to be held on May 10, 2007 and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information about security ownership is presented under the caption "Beneficial Ownership of Common Stock" in our definitive Proxy Statement for the Annual Meeting of Shareowners to be held on May 10, 2007 and is incorporated herein by reference.

Information about our equity compensation plans is presented under the caption "Securities Authorized for Issuance under Equity Compensation Plans" in Part II, Item 5 of this report.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information about transactions with related persons is presented under the caption "Related Person Transactions" in our definitive Proxy Statement for the Annual Meeting of Shareowners to be held on May 10, 2007 and is incorporated herein by reference.

Information about director independence is presented under the caption "Election of Directors — Director Independence" in our definitive Proxy Statement for the Annual Meeting of Shareowners to be held on May 10, 2007 and is incorporated herein by reference.

Item 14. *Principal Accountant and Fees and Services*

Information about aggregate fees billed to us by our principal accountant is presented under the caption "Principal Accounting Firm Fees" in our definitive Proxy Statement for the Annual Meetings of Shareowners to be held on May 10, 2007 and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) 1. *Financial Statements.*

See the Index to Financial Statements on page F-1 for a list of the financial statements filed with this report.

2. *Financial Statement Schedules.*

None.

3. *List of Exhibits.*

See the Exhibit Index for a list of the exhibits incorporated by reference into or filed with this report.

(b) *Exhibits required by Item 601 of Regulation S-K.*

See the Exhibit Index for a list of the exhibits incorporated by reference into or filed with this report.

(c) *Financial Statement Schedules.*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, United Parcel Service, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED PARCEL SERVICE, INC.
(REGISTRANT)

By: /s/ Michael L. Eskew

Michael L. Eskew
Chairman and
Chief Executive Officer

Date: March 1, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael J. Burns **Michael J. Burns**	Director	February 27, 2007
/s/ D. Scott Davis **D. Scott Davis**	Vice Chairman, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	March 1, 2007
/s/ Stuart E. Eizenstat **Stuart E. Eizenstat**	Director	February 28, 2007
/s/ Michael L. Eskew **Michael L. Eskew**	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	March 1, 2007
/s/ James P. Kelly **James P. Kelly**	Director	March 1, 2007
/s/ Ann M. Livermore **Ann M. Livermore**	Director	February 28, 2007
/s/ Gary E. MacDougal **Gary E. MacDougal**	Director	February 28, 2007
/s/ Victor A. Pelson **Victor A. Pelson**	Director	February 27, 2007
John W. Thompson	Director	
/s/ Carol B. Tomé **Carol B. Tomé**	Director	February 28, 2007
/s/ Ben Verwaayen **Ben Verwaayen**	Director	February 28, 2007

UNITED PARCEL SERVICE, INC. AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

Item 8—Financial Statements

Management's Report on Internal Control Over Financial Reporting

UPS management is responsible for establishing and maintaining adequate internal controls over financial reporting for United Parcel Service, Inc. and its subsidiaries ("the Company"). Based on the criteria for effective internal control over financial reporting established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, management has assessed the Company's internal control over financial reporting as effective as of December 31, 2006. The independent registered public accounting firm of Deloitte & Touche LLP, as auditors of the consolidated balance sheet of United Parcel Service, Inc. and its subsidiaries as of December 31, 2006 and the related consolidated statements of income, comprehensive income and cash flows for the year ended December 31, 2006, has issued an attestation report on management's assessment of the Company's internal control over financial reporting.

United Parcel Service, Inc.
March 1, 2007

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Board of Directors and Shareowners
United Parcel Service, Inc.
Atlanta, Georgia

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that United Parcel Service, Inc. and its subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of United Parcel Service, Inc. and its subsidiaries as of December 31, 2006, and the related consolidated statements of income, comprehensive income, and cash flows for the year ended December 31, 2006 of the Company and our report dated March 1, 2007 expressed an unqualified opinion on those financial statements, and included an explanatory paragraph regarding the Company's changes in accounting for share-based payments and pensions and postretirement benefits.

Deloitte & Touche LLP

Atlanta, Georgia
March 1, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareowners
United Parcel Service, Inc.
Atlanta, Georgia

We have audited the accompanying consolidated balance sheets of United Parcel Service, Inc. and its subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of United Parcel Service, Inc. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1 to the consolidated financial statements, on January 1, 2006 the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," and on December 31, 2006, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106, and 132(R))."

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Atlanta, Georgia
March 1, 2007

UNITED PARCEL SERVICE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In millions)

	December 31, 2006	December 31, 2005
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 794	$ 1,369
Marketable securities and short-term investments	1,189	1,672
Accounts receivable, net	5,794	5,743
Finance receivables, net	426	411
Deferred income tax assets	414	475
Other current assets	760	1,058
Total Current Assets	9,377	10,728
Property, Plant and Equipment, Net	16,779	15,289
Pension and Postretirement Benefit Assets	2,044	3,932
Goodwill	2,533	2,549
Intangible Assets, Net	688	684
Long-Term Finance Receivables, Net	374	471
Other Non-Current Assets	1,415	1,294
Total Assets	$33,210	$34,947
LIABILITIES AND SHAREOWNERS' EQUITY		
Current Liabilities:		
Current maturities of long-term debt and commercial paper	$ 983	$ 821
Accounts payable	1,841	1,806
Accrued wages and withholdings	1,303	1,283
Dividends payable	400	364
Self-insurance reserves	682	752
Income taxes payable	101	180
Other current liabilities	1,409	1,312
Total Current Liabilities	6,719	6,518
Long-Term Debt	3,133	3,159
Pension and Postretirement Benefit Obligations	2,748	2,454
Deferred Income Tax Liabilities	2,529	3,425
Self-Insurance Reserves	1,604	1,354
Other Non-Current Liabilities	995	1,153
Shareowners' Equity:		
Class A common stock (401 and 454 shares issued in 2006 and 2005)	4	5
Class B common stock (672 and 646 shares issued in 2006 and 2005)	7	6
Additional paid-in capital	—	—
Retained earnings	17,676	17,037
Accumulated other comprehensive loss	(2,205)	(164)
Deferred compensation obligations	147	161
	15,629	17,045
Less: Treasury stock (3 shares in 2006 and 2005)	(147)	(161)
Total Shareowners' Equity	15,482	16,884
Total Liabilities and Shareowners' Equity	$33,210	$34,947

See notes to consolidated financial statements.

UNITED PARCEL SERVICE, INC. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED INCOME
(In millions, except per share amounts)

	Years Ended December 31,		
	2006	2005	2004
Revenue	$47,547	$42,581	$36,582
Operating Expenses:			
Compensation and benefits	24,421	22,517	20,823
Repairs and maintenance	1,155	1,097	1,005
Depreciation and amortization	1,748	1,644	1,543
Purchased transportation	5,496	4,075	2,084
Fuel	2,655	2,085	1,416
Other occupancy	938	872	752
Other expenses	4,499	4,148	3,970
Total Operating Expenses	40,912	36,438	31,593
Operating Profit	6,635	6,143	4,989
Other Income and (Expense):			
Investment income	86	104	82
Interest expense	(211)	(172)	(149)
Total Other Income and (Expense)	(125)	(68)	(67)
Income Before Income Taxes	6,510	6,075	4,922
Income Taxes	2,308	2,205	1,589
Net Income	$ 4,202	$ 3,870	$ 3,333
Basic Earnings Per Share	$ 3.87	$ 3.48	$ 2.95
Diluted Earnings Per Share	$ 3.86	$ 3.47	$ 2.93

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME
(In millions)

	Years Ended December 31,		
	2006	2005	2004
Net income	$4,202	$3,870	$3,333
Change in foreign currency translation adjustment	54	(36)	(71)
Change in unrealized gain (loss) on marketable securities, net of tax	1	16	(19)
Change in unrealized gain (loss) on cash flow hedges, net of tax	(15)	112	43
Change in minimum pension liability, net of tax	16	(14)	(18)
Comprehensive income	$4,258	$3,948	$3,268

See notes to consolidated financial statements.

UNITED PARCEL SERVICE, INC. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED CASH FLOWS
(In millions)

	Years Ended December 31,		
	2006	2005	2004
Cash Flows From Operating Activities:			
Net income	$ 4,202	$ 3,870	$ 3,333
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	1,748	1,644	1,543
Pension and postretirement benefit expense	568	442	483
Pension and postretirement benefit contributions	(1,625)	(995)	(586)
Deferred taxes, credits and other	279	450	289
Stock compensation expense	369	234	610
Other (gains) losses	128	170	144
Changes in assets and liabilities, net of effect of acquisitions:			
Accounts receivable, net	(77)	(789)	(686)
Other current assets	81	213	390
Accounts payable	24	158	318
Accrued wages and withholdings	12	56	(73)
Income taxes payable	(58)	179	(399)
Other current liabilities	(62)	161	(35)
Net cash from operating activities	5,589	5,793	5,331
Cash Flows From Investing Activities:			
Capital expenditures	(3,085)	(2,187)	(2,127)
Proceeds from disposals of property, plant and equipment	75	27	75
Purchases of marketable securities and short-term investments	(9,056)	(7,623)	(6,322)
Sales and maturities of marketable securities and short-term investments	9,538	10,375	4,724
Net decrease in finance receivables	68	95	318
Cash paid for business acquisitions	(50)	(1,488)	(238)
Other investing activities	170	(174)	(68)
Net cash (used in) investing activities	(2,340)	(975)	(3,638)
Cash Flows From Financing Activities:			
Net change in short-term debt	(513)	(287)	471
Proceeds from long-term borrowings	649	128	340
Repayments of long-term borrowings	(90)	(302)	(468)
Purchases of common stock	(2,460)	(2,479)	(1,310)
Issuances of common stock	164	164	193
Dividends	(1,577)	(1,391)	(1,208)
Other financing activities	(24)	(8)	(32)
Net cash (used in) financing activities	(3,851)	(4,175)	(2,014)
Effect Of Exchange Rate Changes On Cash and Cash Equivalents	27	(13)	(4)
Net Increase (Decrease) In Cash And Cash Equivalents	(575)	630	(325)
Cash And Cash Equivalents:			
Beginning of period	1,369	739	1,064
End of period	$ 794	$ 1,369	$ 739
Cash Paid During The Period For:			
Interest (net of amount capitalized)	$ 210	$ 169	$ 120
Income taxes	$ 2,061	$ 1,465	$ 2,037

See notes to consolidated financial statements.

UNITED PARCEL SERVICE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF ACCOUNTING POLICIES

Basis of Financial Statements and Business Activities

The accompanying financial statements include the accounts of United Parcel Service, Inc., and all of its consolidated subsidiaries (collectively "UPS" or the "Company"). All intercompany balances and transactions have been eliminated.

UPS concentrates its operations in the field of transportation services, primarily domestic and international letter and package delivery. Through our Supply Chain & Freight subsidiaries, we are also a global provider of specialized transportation, logistics, and financial services.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

U.S. Domestic and International Package Operations—Revenue is recognized upon delivery of a letter or package, in accordance with EITF 91-9 "Revenue and Expense Recognition for Freight Services in Process".

Forwarding and Logistics—Freight forwarding revenue and the expense related to the transportation of freight is recognized at the time the services are performed in accordance with EITF 99-19 "Reporting Revenue Gross as a Principal Versus Net as an Agent". Material management and distribution revenue is recognized upon performance of the service provided. Customs brokerage revenue is recognized upon completing documents necessary for customs entry purposes.

Freight—Revenue is recognized upon delivery of a less-than-truckload ("LTL") or truckload ("TL") shipment, in accordance with EITF 91-9.

Financial Services—Income on loans and direct finance leases is recognized on the effective interest method. Accrual of interest income is suspended at the earlier of the time at which collection of an account becomes doubtful or the account becomes 90 days delinquent. Income on operating leases is recognized on the straight-line method over the terms of the underlying leases.

During 2006, we began classifying deferred revenue and cost on our consolidated balance sheet as reductions of accounts receivable, accounts payable, and accrued wages and withholdings. Previously, deferred revenue and cost had been included in other current liabilities and other current assets in our consolidated balance sheet. We reclassified 2005 balance sheet line items for consistent presentation. This reclassification had the effect of reducing reported 2005 accounts receivable by $207 million, other current assets by $68 million, accounts payable by $27 million, accrued wages and withholdings by $41 million, and other current liabilities by $207 million.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments that are readily convertible into cash. We consider securities with maturities of three months or less, when purchased, to be cash equivalents. The carrying amount of these securities approximates fair value because of the short-term maturity of these instruments.

Marketable Securities and Short-Term Investments

Marketable securities are classified as available-for-sale and are carried at fair value, with related unrealized gains and losses reported, net of tax, as accumulated other comprehensive income ("AOCI"), a separate component of shareowners' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in investment income, along with interest and dividends. The cost of securities sold is based on the specific identification method; realized gains and losses resulting from such sales are included in investment income.

Investment securities are reviewed for impairment in accordance with FASB Statement No. 115 "Accounting for Certain Investments in Debt and Equity Securities" and FASB Staff Position (FSP) 115-1 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." We periodically review our investments for indications of other than temporary impairment considering many factors, including the extent and duration to which a security's fair value has been less than its cost, overall economic and market conditions, and the financial condition and specific prospects for the issuer. Impairment of investment securities results in a charge to income when a market decline below cost is other than temporary.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation and amortization are provided by the straight-line method over the estimated useful lives of the assets, which are as follows: Vehicles—3 to 15 years; Aircraft—12 to 30 years; Buildings—20 to 40 years; Leasehold Improvements—terms of leases; Plant Equipment—6 to 10 years; Technology Equipment—3 to 5 years. The costs of major airframe and engine overhauls, as well as routine maintenance and repairs, are charged to expense as incurred. During 2006, we reevaluated the anticipated service lives of our Boeing 757, Boeing 767, and Airbus A300 fleets, and as a result of this evaluation, increased the depreciable lives from 20 to 30 years and reduced the residual values from 30% to 10% of original cost. This change did not have a material effect on our results of operations.

Interest incurred during the construction period of certain property, plant and equipment is capitalized until the underlying assets are placed in service, at which time amortization of the capitalized interest begins, straight-line, over the estimated useful lives of the related assets. Capitalized interest was $48, $32, and $25 million for 2006, 2005, and 2004, respectively.

Impairment of Long-Lived Assets

In accordance with the provisions of FASB Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," we review long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows, or external appraisals, as applicable. We review long-lived assets for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified.

In December 2004, we permanently removed from service a number of Boeing 727, 747 and McDonnell Douglas DC-8 aircraft. As a result of the actual and planned retirement of these aircraft, we conducted an impairment evaluation, which resulted in a $110 million impairment charge during the fourth quarter for these aircraft (including the related engines and parts), $91 million of which impacted the U.S. domestic package segment and $19 million of which impacted the international package segment.

This charge is included in the caption "Other expenses". UPS continues to operate all of its other aircraft and continues to experience positive cash flow, and no impairments of aircraft were recognized in 2006 or 2005.

Goodwill and Intangible Assets

Costs of purchased businesses in excess of net assets acquired (goodwill), and intangible assets are accounted for under the provisions of FASB Statement No. 142 "Goodwill and Other Intangible Assets" ("FAS 142"). Under FAS 142, we are required to test all goodwill for impairment at least annually, unless changes in circumstances indicate an impairment may have occurred sooner. We are required to test goodwill on a "reporting unit" basis. A reporting unit is the operating segment unless, for businesses within that operating segment, discrete financial information is prepared and regularly reviewed by management, in which case such a component business is the reporting unit.

A fair value approach is used to test goodwill for impairment. An impairment charge is recognized for the amount, if any, by which the carrying amount of goodwill exceeds its fair value. Fair values are established using discounted cash flows. When available and as appropriate, comparative market multiples were used to corroborate discounted cash flow results. Our annual impairment tests performed in 2006, 2005, and 2004 resulted in no goodwill impairment.

Finite-lived intangible assets, including trademarks, licenses, patents, customer lists, and franchise rights are amortized over the estimated useful lives of the assets, which range from 2 to 20 years. Capitalized software is amortized over periods ranging from 3 to 5 years.

Self-Insurance Accruals

We self-insure costs associated with workers' compensation claims, automotive liability, health and welfare, and general business liabilities, up to certain limits. Insurance reserves are established for estimates of the loss that we will ultimately incur on reported claims, as well as estimates of claims that have been incurred but not yet reported. Recorded balances are based on reserve levels determined by outside actuaries, who incorporate historical loss experience and judgments about the present and expected levels of cost per claim.

Income Taxes

Income taxes are accounted for under FASB Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). FAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In estimating future tax consequences, FAS 109 generally considers all expected future events other than proposed changes in the tax law or rates. Valuation allowances are provided if it is more likely than not that a deferred tax asset will not be realized.

We record accruals for tax contingencies related to potential assessments by tax authorities. Such accruals are based on management's judgment and best estimate as to the ultimate outcome of any potential tax audits. Actual tax audit results could vary from these estimates.

Foreign Currency Translation

We translate the results of operations of our foreign subsidiaries using average exchange rates during each period, whereas balance sheet accounts are translated using exchange rates at the end of each period. Balance sheet currency translation adjustments are recorded in OCI. Net currency transaction gains and losses included in other operating expenses were pre-tax gains (losses) of $(5), $(22), and $44 million in 2006, 2005 and 2004, respectively.

Stock-Based Compensation

In December 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment" ("FAS 123(R)"), which replaces FASB Statement No. 123 "Accounting for Stock-Based Compensation" and supercedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". FAS 123(R) requires all share-based awards to employees, including grants of employee stock options, to be measured based on their fair values and expensed over the period during which an employee is required to provide service in exchange for the award (the vesting period). We had previously adopted the fair value recognition provisions of the original FAS 123, prospectively for all new stock compensation awards granted to employees subsequent to January 1, 2003. FAS 123(R) was effective beginning with the first interim or annual period after September 15, 2005; the Securities and Exchange Commission ("SEC") deferred the effective date, and as a result, we adopted FAS 123(R) on January 1, 2006 using the modified prospective method. On that date, there were no unvested stock options or other forms of employee stock compensation issued prior to January 1, 2003, and thus all unvested stock-based awards were being expensed. A comparison of reported net income and pro-forma net income (assuming all stock-based compensation was expensed in each year) for the years ended December 31, 2006, 2005, and 2004, is as follows (in millions, except per share amounts):

	2006	2005	2004
Net income	$4,202	$3,870	$3,333
Add: Stock-based employee compensation expense included in net income, net of tax effects	231	157	563
Less: Total pro forma stock-based employee compensation expense, net of tax effects	(231)	(165)	(588)
Pro forma net income	$4,202	$3,862	$3,308
Basic earnings per share			
As reported	$ 3.87	$ 3.48	$ 2.95
Pro forma	$ 3.87	$ 3.47	$ 2.93
Diluted earnings per share			
As reported	$ 3.86	$ 3.47	$ 2.93
Pro forma	$ 3.86	$ 3.46	$ 2.91

We issue employee share-based awards under the UPS Incentive Compensation Plan that are subject to specific vesting conditions; generally, the awards cliff vest or vest ratably over a five year period, "the nominal vesting period," or at the date the employee retires (as defined by the plan), if earlier. For awards that specify an employee vests in the award upon retirement, we account for the awards using the nominal vesting period approach. Under this approach, we record compensation expense over the nominal vesting period. If the employee retires before the end of the nominal vesting period, any remaining unrecognized compensation expense is recorded at the date of retirement.

Upon our adoption of FAS 123(R), we revised our approach to apply the non-substantive vesting period approach to all new share-based compensation awards. Under this approach, compensation cost is recognized immediately for awards granted to retirement-eligible employees, or over the period from the grant date to the date retirement eligibility is achieved, if that is expected to occur during the nominal vesting period. We continue to apply the nominal vesting period approach for any awards granted prior to January 1, 2006, and for the remaining portion of the then unvested outstanding awards.

If we had accounted for all share-based compensation awards granted prior to January 1, 2006 under the non-substantive vesting period approach, the impact to our net income and earnings per share would have been immaterial for all prior periods. The adoption of the non-substantive vesting period approach reduced 2006 net income by $23 million, or $0.02 per diluted share.

Derivative Instruments

Derivative instruments are accounted for in accordance with FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), as amended, which requires all financial derivative instruments to be recorded on our balance sheet at fair value. Derivatives not designated as hedges must be adjusted to fair value through income. If a derivative is designated as a hedge, depending on the nature of the hedge, changes in its fair value that are considered to be effective, as defined, either offset the change in fair value of the hedged assets, liabilities, or firm commitments through income, or are recorded in OCI until the hedged item is recorded in income. Any portion of a change in a derivative's fair value that is considered to be ineffective, or is excluded from the measurement of effectiveness, is recorded immediately in income.

New Accounting Pronouncements

In September 2006, the FASB issued Statement No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106, and 132(R))" ("FAS 158"). This statement requires the recognition of the funded status of defined benefit pension and other postretirement plans as an asset or liability in the balance sheet for fiscal years ending after December 15, 2006. FAS 158 also requires delayed recognition terms, consisting of actuarial gains and losses and prior service costs and credits, to be recognized in other comprehensive income and subsequently amortized to the income statement. On December 31, 2006, we adopted the recognition and disclosure provisions of FAS 158. The effect of adopting FAS 158 on our balance sheet as of December 31, 2006 has been included in Note 5 to the consolidated financial statements, while there was no effect on our balance sheet for prior periods.

Additionally, we currently utilize the early measurement date option available under Statement No. 87 "Employers' Accounting for Pensions", and we measure the funded status of our plans as of September 30 each year. Under the provisions of FAS 158, we will be required to use a December 31 measurement date for all of our pension and postretirement benefit plans no later than 2008. We do not expect the impact of the change in measurement date to have a material impact on our financial statements.

In June 2006, the FASB issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)". This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, financial statement classification, tax-related interest and penalties, and additional disclosure requirements. We are required to adopt this interpretation effective January 1, 2007. We are currently in the process of evaluating the impact of this standard on our financial statements. Any necessary transition adjustments will not affect net income in the period of adoption and will be reported as a change in accounting principle in our consolidated financial statements.

In September 2006, the FASB issued Statement No. 157 "Fair Value Measurements" ("FAS 157"), which is effective for fiscal years beginning after November 15, 2007. FAS 157 was issued to define fair value, establish a framework for measuring fair value, and expand disclosures about fair value measurements. FAS 157 is not anticipated to have a material impact on our results of operations or financial condition.

The adoption of the following recent accounting pronouncements did not have a material impact on our results of operations or financial condition:

- FSP AUG AIR-1 "Accounting for Planned Major Maintenance Activities";
- FAS 156 "Accounting for Servicing of Financial Assets"; and
- FSP FAS 13-2 "Accounting for a Change in the Timing of Cash Flows Related to Income Taxes Generated by a Leveraged Lease Transaction".

Changes in Presentation

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 2. MARKETABLE SECURITIES AND SHORT-TERM INVESTMENTS

The following is a summary of marketable securities and short-term investments classified as available-for-sale at December 31, 2006 and 2005 (in millions):

	Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
2006				
U.S. government & agency securities	$ 124	$—	$—	$ 124
U.S. mortgage & asset-backed securities	234	1	2	233
U.S. corporate securities	79	—	1	78
U.S. state and local municipal securities	582	—	—	582
Other debt securities	2	—	—	2
Total debt securities	1,021	1	3	1,019
Common equity securities	38	10	—	48
Preferred equity securities	122	—	—	122
Current marketable securities & short-term investments	1,181	11	3	1,189
Non-current common equity securities	24	8	—	32
Total marketable securities & short-term investments	$1,205	$ 19	$ 3	$1,221

	Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
2005				
U.S. government & agency securities	$ 400	$ 1	$ 3	$ 398
U.S. mortgage & asset-backed securities	393	1	5	389
U.S. corporate securities	425	—	4	421
U.S. state and local municipal securities	70	—	—	70
Other debt securities	2	—	—	2
Total debt securities	1,290	2	12	1,280
Common equity securities	42	19	—	61
Preferred equity securities	331	—	—	331
Current marketable securities & short-term investments	1,663	21	12	1,672
Non-current common equity securities	21	7	—	28
Total marketable securities & short-term investments	$1,684	$ 28	$ 12	$1,700

The gross realized gains on sales of marketable securities totaled $12, $2, and $7 million in 2006, 2005, and 2004, respectively. The gross realized losses totaled $21, $12, and $5 million in 2006, 2005, and 2004, respectively. Impairment losses recognized on marketable securities and short-term investments totaled $16 million during 2005, with no such losses recognized in 2006 or 2004.

The following table presents the age of gross unrealized losses and fair value by investment category for all securities in a loss position as of December 31, 2006 (in millions):

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government & agency securities	$ 60	$—	$ 20	$—	$ 80	$—
U.S. mortgage & asset-backed securities	74	—	76	2	150	2
U.S. corporate securities	8	—	50	1	58	1
U.S. state and local municipal securities	—	—	—	—	—	—
Other debt securities	—	—	—	—	—	—
Total debt securities	142	—	146	3	288	3
Common equity securities	—	—	—	—	—	—
Preferred equity securities	—	—	1	—	1	—
	$142	$—	$147	$ 3	$289	$ 3

The unrealized losses in the U.S. government & agency securities, mortgage & asset-backed securities, and corporate securities relate to various fixed income securities, and are primarily due to changes in market interest rates. We have both the intent and ability to hold the securities contained in the previous table for a time necessary to recover the cost basis.

The amortized cost and estimated fair value of marketable securities and short-term investments at December 31, 2006, by contractual maturity, are shown below (in millions). Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

	Cost	Estimated Fair Value
Due in one year or less	$ 32	$ 32
Due after one year through three years	140	140
Due after three years through five years	22	22
Due after five years	827	825
	1,021	1,019
Equity securities	184	202
	$1,205	$1,221

NOTE 3. FINANCE RECEIVABLES

The following is a summary of finance receivables at December 31, 2006 and 2005 (in millions):

	2006	2005
Commercial term loans	$280	$317
Investment in finance leases	138	153
Asset-based lending	273	281
Receivable factoring	131	151
Gross finance receivables	822	902
Less: Allowance for credit losses	(22)	(20)
Balance at December 31	$800	$882

Outstanding receivable balances at December 31, 2006 and 2005 are net of unearned income of $29 and $34 million, respectively.

When we "factor" (i.e., purchase) a customer invoice from a client, we record the customer receivable as an asset and also establish a liability for the funds due to the client, which is recorded in accounts payable on the consolidated balance sheet. The following is a reconciliation of receivable factoring balances at December 31, 2006 and 2005 (in millions):

	2006	2005
Customer receivable balances	$131	$ 151
Less: Amounts due to client	(77)	(101)
Net funds employed	$ 54	$ 50

Non-earning finance receivables were $23 and $24 million at December 31, 2006 and 2005, respectively. The following is a rollforward of the allowance for credit losses on finance receivables (in millions):

	2006	2005
Balance at January 1	$20	$ 25
Provisions charged to operations	8	11
Charge-offs, net of recoveries	(6)	(16)
Balance at December 31	$22	$ 20

The carrying value of finance receivables at December 31, 2006, by contractual maturity, is shown below (in millions). Actual maturities may differ from contractual maturities because some borrowers have the right to prepay these receivables without prepayment penalties.

	Carrying Value
Due in one year or less	$435
Due after one year through three years	60
Due after three years through five years	53
Due after five years	274
	$822

Based on interest rates for financial instruments with similar terms and maturities, the estimated fair value of finance receivables is approximately $795 and $883 million as of December 31, 2006 and 2005, respectively. At December 31, 2006, we had unfunded loan commitments totaling $604 million, consisting of standby letters of credit of $63 million and other unfunded lending commitments of $541 million.

NOTE 4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31 consists of the following (in millions):

	2006	2005
Vehicles	$ 4,970	$ 4,286
Aircraft (including aircraft under capitalized leases)	13,162	12,289
Land	1,026	968
Buildings	2,667	2,404
Leasehold improvements	2,496	2,469
Plant equipment	5,230	4,975
Technology equipment	1,673	1,646
Equipment under operating leases	142	87
Construction-in-progress	715	433
	32,081	29,557
Less: Accumulated depreciation and amortization	(15,302)	(14,268)
	$ 16,779	$ 15,289

NOTE 5. EMPLOYEE BENEFIT PLANS

We sponsor various retirement and pension plans, including defined benefit and defined contribution plans which cover our employees worldwide. In the U.S. we maintain the following defined benefit pension plans: UPS Retirement Plan, UPS Pension Plan, and several non-qualified plans including the UPS Excess Coordinating Benefit Plan. Effective January 1, 2006, the qualified defined benefit plans covering Overnite and Motor Cargo employees were merged with the UPS Retirement Plan and UPS Pension Plan.

We also sponsor various defined benefit plans covering certain of our International employees. The majority of our International obligations are for defined benefit plans in Canada and the United Kingdom (including the Lynx acquisition in 2005). In addition, many of our International employees are covered by government-sponsored retirement and pension plans. We are not directly responsible for providing benefits to participants of government-sponsored plans.

The UPS Retirement Plan is noncontributory and includes substantially all eligible employees of participating domestic subsidiaries who are not members of a collective bargaining unit. This plan generally provides for retirement benefits based on average compensation levels earned by employees prior to retirement. Benefits payable under this plan are subject to maximum compensation limits and the annual benefit limits for a tax qualified defined benefit plan as prescribed by the Internal Revenue Service.

The UPS Excess Coordinating Benefit Plan is a non-qualified plan that provides benefits to participants in the UPS Retirement Plan for amounts that exceed the benefit limits described above.

The UPS Pension Plan is noncontributory and includes certain eligible employees of participating domestic subsidiaries and members of collective bargaining units that elect to participate in the plan. This plan provides for retirement benefits based on service credits earned by employees prior to retirement.

We also sponsor postretirement medical plans in the U.S. that provide health care benefits to our retirees who meet certain eligibility requirements and who are not otherwise covered by multi-employer plans. Generally, this includes employees with at least 10 years of service who have reached age 55 and employees who are eligible for postretirement medical benefits from a Company-sponsored plan pursuant to collective bargaining agreements. We have the right to modify or terminate certain of these plans. These benefits have been provided to certain retirees on a noncontributory basis; however, in many cases, retirees are required to contribute all or a portion of the total cost of the coverage.

On December 31, 2006, we adopted the recognition and disclosure provisions of FAS 158. FAS 158 required us to recognize the funded status of our defined benefit pension and other postretirement plans in our balance sheet with a corresponding adjustment to AOCI, net of tax. The adoption of FAS 158 did not affect our operating results in the current period and will not have any effect in future periods. We have presented below the incremental effects of adopting FAS 158 to our balance sheet for the individual line items impacted from this adoption, as of December 31, 2006 (in millions).

	Prior to Adopting FAS 158	Effect of Adopting FAS 158	As Reported under FAS 158
Pension and Postretirement Benefit Assets	$4,681	$(2,637)	$2,044
Intangible Assets, Net	699	(11)	688
Other Current Liabilities	1,336	73	1,409
Pension and Postretirement Benefit Obligations	2,114	634	2,748
Deferred Income Tax Liabilities	3,787	(1,258)	2,529
Accumulated Other Comprehensive Loss	108	2,097	2,205

Net Periodic Benefit Cost

Information about net periodic benefit cost for the pension and postretirement benefit plans is as follows (in millions):

	U.S. Pension Benefits			U.S. Postretirement Medical Benefits			International Pension Benefits		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Net Periodic Cost:									
Service cost	$ 474	$ 374	$ 334	$102	$ 92	$ 91	$ 24	$ 14	$ 10
Interest cost	726	612	521	170	170	164	26	16	12
Expected return on assets	(1,106)	(922)	(800)	(43)	(38)	(34)	(22)	(13)	(9)
Amortization of:									
Transition obligation	3	3	6	—	—	—	—	—	—
Prior service cost	36	37	37	(8)	(7)	—	1	1	—
Actuarial (gain) loss	148	68	118	29	31	30	7	4	3
Settlements / curtailments	—	—	—	—	—	—	1	—	—
Net periodic benefit cost	$ 281	$ 172	$ 216	$250	$248	$251	$ 37	$ 22	$ 16

Actuarial Assumptions

The table below provides the weighted-average actuarial assumptions used to determine the net periodic benefit cost.

	Pension Benefits			Postretirement Medical Benefits			International Pension Benefits		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Discount rate	5.75%	6.25%	6.25%	5.75%	6.25%	6.25%	4.93%	5.76%	5.92%
Rate of compensation increase	4.00%	4.00%	4.00%	N/A	N/A	N/A	3.94%	3.46%	2.88%
Expected return on assets	8.96%	8.96%	8.96%	9.00%	9.00%	9.00%	7.67%	7.68%	7.90%

The table below provides the weighted-average actuarial assumptions used to determine the benefit obligations of our plans.

	Pension Benefits		Postretirement Medical Benefits		International Pension Benefits	
	2006	2005	2006	2005	2006	2005
Discount rate	6.00%	5.75%	6.00%	5.75%	4.96%	4.93%
Rate of compensation increase	4.50%	4.00%	N/A	N/A	3.79%	3.94%

Our pension and other postretirement benefit costs are calculated using various actuarial assumptions and methodologies as prescribed by Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" and Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." These assumptions include discount rates, expected return on plan assets, health care cost trend rates, inflation, rate of compensation increases, mortality rates, and other factors. Actuarial assumptions are reviewed on an annual basis.

A discount rate is used to determine the present value of our future benefit obligations. For U.S. plans, the discount rate is determined by matching the expected cash flows to a yield curve based on long-term, high quality fixed income debt instruments available as of the measurement date. For international plans, the discount rate is selected based on high quality fixed income indices available in the country in which the plan is domiciled. These assumptions are updated each year.

An assumption for return on plan assets is used to determine the expected return on asset component of net periodic benefit cost for the fiscal year. This assumption for our U.S. plans was evaluated using input from third-party consultants and various pension plan asset managers, including their long-term projection of returns for each asset class and our target allocation. For our U.S. plans, the 10-year U.S. Treasury yield is the foundation for all other asset class returns, and various risk premiums are added to determine the expected return for each allocation.

For plans outside the U.S., consideration is given to local market expectations of long-term returns. Strategic asset allocations are determined by country, based on the nature of liabilities and considering the demographic composition of the plan participants.

Health care cost trends are used to project future postretirement benefits payable from our plans. For year-end 2006 obligations, future postretirement medical benefit costs were forecasted assuming an initial annual increase of 9.0%, decreasing to 5.0% by the year 2011 and with consistent annual increases at those ultimate levels thereafter.

Assumed health care cost trends have a significant effect on the amounts reported for the U.S. postretirement medical plans. A one-percent change in assumed health care cost trend rates would have the following effects (in millions):

	1% Increase	1% Decrease
Effect on total of service cost and interest cost	$ 7	$ (4)
Effect on postretirement benefit obligation	70	(65)

Benefit Obligations and Fair Value of Plan Assets

The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of plan assets as of our measurement date on September 30 (in millions):

	U.S. Pension Benefits		U.S. Postretirement Medical Benefits		International Pension Benefits	
	2006	2005	2006	2005	2006	2005
Benefit Obligations:						
Net benefit obligation at October 1, prior year	$12,299	$ 9,042	$2,927	$2,648	$476	$238
Service cost	474	374	102	92	24	14
Interest cost	726	612	170	170	26	16
Gross benefits paid	(304)	(242)	(158)	(149)	(13)	(7)
Plan participants' contributions	—	—	13	10	2	1
Plan amendments	309	—	—	(21)	—	13
Acquired businesses	—	1,327	—	119	5	149
Actuarial (gain)/loss	54	1,186	(62)	58	(5)	74
Foreign currency exchange rate changes	—	—	—	—	40	(16)
Curtailments and settlements	—	—	—	—	(4)	(6)
Net benefit obligation at September 30	$13,558	$12,299	$2,992	$2,927	$551	$476
Fair Value of Plan Assets:						
Fair value of plan assets at October 1, prior year	$12,943	$ 9,962	$ 509	$ 455	$266	$132
Actual return on plan assets	1,310	1,473	50	62	36	26
Employer contributions	1,425	842	137	131	35	22
Plan participants' contributions	—	—	13	10	2	1
Gross benefits paid	(304)	(242)	(158)	(149)	(13)	(7)
Acquired businesses	—	908	—	—	3	104
Foreign currency exchange rate changes	—	—	—	—	23	(7)
Curtailments and settlements	—	—	—	—	(4)	(5)
Fair value of plan assets at September 30	$15,374	$12,943	$ 551	$ 509	$348	$266

Funded Status

The following table discloses the funded status of our plans as of our measurement date on September 30 and the amounts recognized in our balance sheet as of year-end, on a pre-tax basis (in millions):

	U.S. Pension Benefits		U.S. Postretirement Medical Benefits		International Pension Benefits	
	2006	2005	2006	2005	2006	2005
Funded Status:						
Fair value of plan assets at September 30	$ 15,374	$ 12,943	$ 551	$ 509	$ 348	$ 266
Benefit obligation at September 30	(13,558)	(12,299)	(2,992)	(2,927)	(551)	(476)
Funded Status at September 30	1,816	644	(2,441)	(2,418)	(203)	(210)
Amounts Not Yet Recognized in Net Periodic Cost:						
Unrecognized net transition obligation	12	15	—	—	—	—
Unrecognized net prior service cost / (benefit)	532	260	(106)	(118)	12	14
Unrecognized net actuarial loss	2,189	2,486	727	817	110	127
Employer contributions	9	2	20	15	22	6
Net asset / (liability) at December 31	$ 4,558	$ 3,407	$(1,800)	$(1,704)	$ (59)	$ (63)
Amounts Recognized in our Balance Sheet:						
Pension and postretirement benefit assets	$ 2,043	$ 3,931	$ —	$ —	$ 1	$ 1
Intangible assets, net	—	2	—	—	—	11
Other current liabilities	(19)	—	(52)	—	(2)	—
Pension and postretirement benefit obligations	(199)	(619)	(2,369)	(1,704)	(180)	(131)
Accumulated other comprehensive loss	2,733	93	621	—	122	56
Net asset / (liability) at December 31	$ 4,558	$ 3,407	$(1,800)	$(1,704)	$ (59)	$ (63)

The accumulated benefit obligation for our pension plans as of September 30, 2006 and 2005 was $12.481 and $11.485 billion, respectively. In general, we use a measurement date of September 30 for our pension and postretirement benefit plans.

Employer contributions and benefits paid under the pension plans include $24 and $9 million paid from employer assets in 2006 and 2005, respectively. Employer contributions and benefits paid (net of participant contributions) under the postretirement medical benefit plans include $72 and $69 million paid from employer assets in 2006 and 2005, respectively.

At September 30, 2006 and 2005, the projected benefit obligation, the accumulated benefit obligation, and the fair value of plan assets for pension plans with a projected benefit obligation in excess of plan assets and for pension plans with an accumulated benefit obligation in excess of plan assets were as follows (in millions):

	Projected Benefit Obligation Exceeds the Fair Value of Plan Assets		Accumulated Benefit Obligation Exceeds the Fair Value of Plan Assets	
As of September 30	2006	2005	2006	2005
U.S. Pension Benefits				
Projected benefit obligation	$227	$229	$227	$229
Accumulated benefit obligation	176	192	176	192
Fair value of plan assets	—	—	—	—
International Pension Benefits				
Projected benefit obligation	$551	$476	$541	$476
Accumulated benefit obligation	453	386	448	386
Fair value of plan assets	347	266	342	266

The accumulated postretirement benefit obligation exceeds plan assets for all of our U.S. postretirement benefit plans.

Accumulated Other Comprehensive Income

The amounts recorded in AOCI (pre-tax), which have not yet been recognized as components of net periodic cost, are as follows (in millions):

	U.S. Pension Benefits		U.S. Postretirement Medical Benefits		International Pension Benefits	
	2006	2005	2006	2005	2006	2005
Accumulated Other Comprehensive Income:						
Unrecognized transition obligation	$ 12	$—	$ —	$—	$—	$—
Unrecognized prior service cost / (benefit)	532	—	(106)	—	12	—
Unrecognized actuarial loss	2,189	—	727	—	110	—
Net asset / (liability) at December 31	$2,733	$—	$ 621	$—	$122	$—

The amounts in AOCI expected to be amortized and recognized as a component of net periodic benefit cost in 2007 are as follows (in millions):

	U.S. Pension Benefits	U.S. Postretirement Medical Benefits	International Pension Benefits
Transition obligation	$ 3	$—	$—
Prior service cost / (benefit)	57	(8)	1
Actuarial loss	110	23	5
	$170	$ 15	$ 6

Plan Asset Investment Policy

The asset allocation for our U.S. pension and other postretirement plans as of September 30, 2006 and 2005 and the target allocation as of September 30, 2006, by asset category, are as follows:

	Weighted Average Target Allocation 2006	Percentage of Plan Assets at September 30, 2006	2005
Equity securities	55% - 65%	61.5%	62.1%
Debt securities	20% - 30%	26.5%	25.9%
Real estate / other	10% - 15%	12.0%	12.0%
Total		100.0%	100.0%

Equity securities include UPS Class A shares of common stock in the amounts of $440 (2.8% of total plan assets) and $423 million (3.4% of total plan assets), as of September 30, 2006 and 2005, respectively.

The applicable benefit plan committees establish investment guidelines and strategies, and regularly monitor the performance of the funds and portfolio managers. Our investment strategy with respect to pension assets is to invest the assets in accordance with applicable laws and regulations. The long-term primary objectives for our pension assets are to (1) provide for a reasonable amount of long-term growth of capital, without undue exposure to risk; and protect the assets from erosion of purchasing power, and (2) provide investment results that meet or exceed the plans' actuarially assumed long-term rate of return.

Expected Cash Flows

Information about expected cash flows for the pension and postretirement benefit plans is as follows (in millions):

	U.S. Pension Benefits	U.S. Postretirement Medical Benefits	International Pension Benefits
Employer Contributions:			
2007 (expected) to plan trusts	$ 461	$ 72	$48
2007 (expected) to plan participants	19	52	2
Expected Benefit Payments:			
2007	$ 340	$ 138	$ 9
2008	404	148	10
2009	440	160	11
2010	486	174	12
2011	537	189	14
2012 - 2016	3,679	1,175	93

Expected benefit payments for pensions will be primarily paid from plan trusts. Expected benefit payments for postretirement benefits will be paid from plan trusts and corporate assets. Our funding policy for U.S. plans is to contribute amounts annually that are at least equal to the amounts required by applicable laws and regulations, or to directly fund payments to plan participants, as applicable. International plans will be funded in accordance with local regulations. We have also guaranteed our obligations for certain international pension plans up to a maximum amount of $118 million. Additional discretionary contributions will be made when deemed appropriate to meet the long-term obligations of the plans.

Other Plans

We also contribute to several multi-employer pension plans for which the previous disclosure information is not determinable. Amounts charged to operations for pension contributions to these multi-employer plans were $1.405, $1.234, and $1.111 billion during 2006, 2005, and 2004, respectively.

We also contribute to several multi-employer health and welfare plans that cover both active and retired employees for which the previous disclosure information is not determinable. Amounts charged to operations for contributions to multi-employer health and welfare plans were $862, $798, and $761 million during 2006, 2005, and 2004, respectively.

We also sponsor a defined contribution plan for all employees not covered under collective bargaining agreements. The Company matches, in shares of UPS common stock, a portion of the participating employees' contributions. Matching contributions charged to expense were $113, $105, and $94 million for 2006, 2005, and 2004, respectively.

Contributions are also made to defined contribution money purchase plans under certain collective bargaining agreements. Amounts charged to expense were $62, $55, and $52 million for 2006, 2005, and 2004, respectively.

NOTE 6. GOODWILL AND INTANGIBLE ASSETS

The following table indicates the allocation of goodwill by reportable segment (in millions):

	U.S. Domestic Package	International Package	Supply Chain & Freight	Consolidated
December 31, 2004 balance	$—	141	1,114	1,255
Acquired	—	134	836	970
Purchase Accounting Adjustments	—	11	335	346
Currency / Other	—	4	(26)	(22)
December 31, 2005 balance	—	$290	$2,259	$2,549
Acquired	—	28	4	32
Purchase Accounting Adjustments	—	(39)	(60)	(99)
Currency / Other	—	11	40	51
December 31, 2006 balance	$—	$290	$2,243	$2,533

The goodwill acquired in the International Package segment during 2006 resulted primarily from the purchase of the express operations of Sinotrans Air Transportation Development Co. Ltd. in China, offset by adjustments to the purchase price allocation of Lynx Express Delivery Ltd. The decrease in goodwill for the Supply Chain & Freight segment during 2006 resulted primarily from finalizing the purchase price allocation of Overnite Corp. The goodwill acquired in the International Package segment during 2005 resulted primarily from the purchase of Lynx Express Delivery Ltd. in the United Kingdom, Messenger Service Stolica S.A. in Poland, and the express operations of Sinotrans Air Transportation Development Co. Ltd. in China. The goodwill acquired in the Supply Chain & Freight segment in 2005 resulted primarily from the purchase of Overnite Corp., as well as purchase accounting adjustments resulting from the restructuring costs incurred in exiting certain activities from the Menlo Worldwide Forwarding operations acquired previously (See Note 16 for further discussion of the restructuring). The currency / other balance includes the translation effect on goodwill from fluctuations in currency exchange rates, as well as escrow reimbursements from acquisitions completed previously. See Note 7 for further discussion of these business acquisition transactions.

The following is a summary of intangible assets at December 31, 2006 and 2005 (in millions):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Weighted-Average Amortization Period (in years)
December 31, 2006:				
Trademarks, licenses, patents, and other	$ 80	$ (37)	$ 43	4.2
Customer lists	159	(24)	135	10.5
Franchise rights	108	(29)	79	20.0
Capitalized software	1,576	(1,145)	431	3.2
Total Intangible Assets, Net	$1,923	$(1,235)	$688	4.8
December 31, 2005:				
Trademarks, licenses, patents, and other	$ 43	$ (20)	$ 23	
Customer lists	78	(5)	73	
Franchise rights	108	(23)	85	
Capitalized software	1,409	(919)	490	
Intangible pension asset	13	—	13	
Total Intangible Assets, Net	$1,651	$ (967)	$684	

Amortization of intangible assets was $255, $255, and $221 million during 2006, 2005 and 2004, respectively. Expected amortization of finite-lived intangible assets recorded as of December 31, 2006 for the next five years is as follows (in millions): 2007—$181; 2008—$131; 2009—$70; 2010—$24; 2011—$20. Amortization expense in future periods will be affected by business acquisitions, software development, and other factors.

NOTE 7. BUSINESS ACQUISITIONS AND DISPOSITIONS

We regularly explore opportunities to make acquisitions that would enhance our businesses. During the three years ended December 31, 2006, we completed several acquisitions, including both domestic and international transactions, which were accounted for under the purchase method of accounting. In connection with these transactions, we paid cash (net of cash acquired) in the aggregate amount of $50 million, $1.488 billion, and $238 million in 2006, 2005, and 2004, respectively. Pro forma results of operations have not been presented for any of the acquisitions because the effects of these transactions were not material on either an individual or aggregate basis. The results of operations of each acquired company are included in our statements of consolidated income from the date of acquisition. The purchase price allocations of acquired companies can be modified up to one year after the date of acquisition.

In March 2004, we acquired the remaining 49% minority interest in UPS Yamato Express Co., which was previously a joint venture with Yamato Transport Co. in Japan, for $65 million in cash. UPS Yamato Express provides express package delivery services in Japan. Upon the close of the acquisition, UPS Yamato Express became a wholly-owned subsidiary of UPS, and is included in our International Package reporting segment. The acquisition had no material effect on our financial condition or results of operations.

In December 2004, we acquired Menlo Worldwide Forwarding, Inc. from CNF Inc. for $150 million in cash (net of cash acquired) plus the assumption of $110 million in principal amount of debt and capital lease obligations. Menlo Worldwide Forwarding, Inc. was a global freight forwarder that provided a full suite of heavy air freight forwarding services, ocean services and international trade management, including customs brokerage. The former operations of Menlo Worldwide Forwarding, Inc. are included as part of our Supply Chain & Freight reporting segment.

In December 2004, we agreed with Sinotrans Air Transportation Development Co., Ltd. ("Sinotrans") to acquire direct control of the international express operations in 23 cities within China, and to purchase Sintotrans' interest in our current joint venture in China. As of December 31, 2006, we have made all cash payments under the purchase agreement, a total of $114 million, and have taken direct control of operations in all 23 locations. The operations acquired are reported within our International Package reporting segment from the dates of acquisition.

In May 2005, we acquired Messenger Service Stolica S.A. ("Stolica"), one of the leading parcel and express delivery companies in Poland. Stolica's operating results are included in our International Package reporting segment from the date of acquisition.

In August 2005, we acquired Overnite Corporation ("Overnite") for approximately $1.225 billion in cash. Overnite offers a variety of LTL and TL services to more than 60,000 customers in North America. The operating results of Overnite, which is now known as UPS Freight, are included in our Supply Chain & Freight reporting segment from the date of acquisition.

In September 2005, we acquired Lynx Express Ltd. ("Lynx") for approximately $68 million in cash. Lynx Express was one of the largest independent parcel carriers in the United Kingdom. Lynx also offers customers a broad suite of logistics and spare parts logistics services. The operating results of Lynx are included in our International Package reporting segment from the date of acquisition.

NOTE 8. LONG-TERM DEBT AND COMMITMENTS

Long-term debt, as of December 31, consists of the following (in millions):

	2006	2005
8.38% debentures, due April 1, 2020	$ 446	$ 457
8.38% debentures, due April 1, 2030	285	293
Commercial paper	791	739
Floating rate senior notes	441	441
Capital lease obligations	230	278
Facility notes and bonds	437	397
UPS Notes	379	377
Pound Sterling notes	979	863
Other debt	128	135
	4,116	3,980
Less current maturities	(983)	(821)
	$3,133	$3,159

8.38% Debentures:

On January 22, 1998, we exchanged $276 million of an original $700 million in debentures for new debentures of equal principal with a maturity of April 1, 2030. The new debentures have the same interest rate as the 8.38% debentures due 2020 until April 1, 2020, and, thereafter, the interest rate will be 7.62% for the final 10 years. The 2030 debentures are redeemable in whole or in part at our option at any time. The redemption price is equal to the greater of 100% of the principal amount and accrued interest or the sum of the present values of the remaining scheduled payout of principal and interest thereon discounted to the date of redemption at a benchmark treasury yield plus five basis points plus accrued interest. The remaining $424 million of 2020 debentures are not subject to redemption prior to maturity. Interest is payable semiannually on the first of April and October for both debentures and neither debenture is subject to sinking fund requirements. The fixed obligations associated with the debentures are swapped to floating rates, based on six month LIBOR plus a spread. Including the effect of the swaps, the average interest rate paid on the debentures for 2006 and 2005 was 8.00% and 7.39%, respectively.

Commercial Paper:

The weighted average interest rate on the commercial paper outstanding as of December 31, 2006 and 2005, was 5.20% and 4.01%, respectively. At December 31, 2006 and 2005, the entire commercial paper balance has been classified as a current liability. The amount of commercial paper outstanding in 2007 is expected to fluctuate. We are authorized to borrow up to $7.0 billion under the two U.S. commercial paper programs we maintain as of December 31, 2006. We also maintain a European commercial paper program under which we are authorized to borrow up to €1.0 billion in a variety of currencies, however no amounts were outstanding under this program as of December 31, 2006.

Floating Rate Senior Notes:

The floating rate senior notes bear interest at one-month LIBOR less 45 basis points. The average interest rates for 2006 and 2005 were 4.66% and 2.87%, respectively. These notes are callable at various times after 30 years at a stated percentage of par value, and putable by the note holders at various times after 10 years at a stated percentage of par value. The notes have maturities ranging from 2049 through 2053.

Capital Lease Obligations:

We have certain aircraft subject to capital leases. Some of the obligations associated with these capital leases have been legally defeased. The recorded value of aircraft subject to capital leases, which are included in Property, Plant and Equipment is as follows as of December 31 (in millions):

	2006	2005
Aircraft	$2,383	$2,054
Accumulated amortization	(390)	(315)
	$1,993	$1,739

These capital lease obligations have principal payments due at various dates from 2007 through 2010.

Facility Notes and Bonds:

We have entered into agreements with certain municipalities to finance the construction of, or improvements to, facilities that support our U.S. Domestic Package and Supply Chain & Freight operations in the United States. These facilities are located around airport properties in Louisville, KY; Dallas, TX; Philadelphia, PA; and Dayton, OH. Under these arrangements, we enter into a lease or loan agreement that covers the debt service obligations on the bonds issued by the municipalities, as follows:

- Bonds with a principal balance of $149 million issued by the Louisville Regional Airport Authority associated with our Worldport facility in Louisville, KY. The bonds, which are due in January 2029, bear interest at a variable rate, and the average interest rates for 2006 and 2005 were 3.43% and 2.41%, respectively.
- Bonds with a principal balance of $43 million issued by the Louisville Regional Airport Authority associated with our air freight facility in Louisville, KY. The bonds were issued in November 2006 and are due in November 2036. The bonds bear interest at a variable rate, and the average interest rate from the time of issuance in November 2006 was 3.77%.

- Bonds with a principal balance of $29 million issued by the Dallas / Forth Worth International Airport Facility Improvement Corporation associated with our Dallas, TX airport facilities. The bonds are due in May 2032 and bear interest at a variable rate, however the variable cash flows on the obligation have been swapped to a fixed 5.11%.
- Bonds with a principal balance of $100 million issued by the Delaware County, Pennsylvania Industrial Development Authority associated with our Philadelphia, PA airport facilities. The bonds, which are due in December 2015, bear interest at a variable rate, and the average interest rates for 2006 and 2005 were 3.34% and 2.21%, respectively.
- Bonds with a principal balance of $108 million issued by the city of Dayton, OH associated with the Dayton airport facility, $62 million of which is due in 2009 and the remaining $46 million is due in 2018. The balance due in 2018 is callable beginning in 2008. The bond principal due in 2018 bears interest at a fixed rate of 5.63%, while the bond principal due in 2009 bears interest at fixed rates ranging from 6.05% to 6.20%.

UPS Notes:

The UPS Notes program involves the periodic issuance of fixed rate notes in $1,000 increments with various terms and maturities. At December 31, 2006, the coupon rates of the outstanding notes varied between 3.00% and 6.20%, and the interest payments are made either monthly, quarterly or semiannually. The maturities of the notes range from 2008 to 2024. Substantially all of the fixed obligations associated with the notes were swapped to floating rates, based on different LIBOR indices plus or minus a spread. The average interest rate payable on the swaps for 2006 and 2005 was 4.73% and 3.09%, respectively.

Pound Sterling Notes:

The Pound Sterling notes were issued in 2001 with a principal balance of £500 million, accrue interest at a 5.50% fixed rate, and are due on February 12, 2031.

Other Debt:

The other debt balance primarily relates to loans entered into in conjunction with our investment in various partnerships. Substantially all of this debt is classified as a current liability. The implied interest rates on this debt range from 3.2% to 6.4%.

Other Information

Based on the borrowing rates currently available to the Company for long-term debt with similar terms and maturities, the fair value of long-term debt, including current maturities, is approximately $4.391 and 4.327 billion as of December 31, 2006 and 2005, respectively.

We lease certain aircraft, facilities, equipment and vehicles under operating leases, which expire at various dates through 2055. Certain of the leases contain escalation clauses and renewal or purchase options. Rent expense related to our operating leases was $912, $843, and $759 million for 2006, 2005 and 2004, respectively.

The following table sets forth the aggregate minimum lease payments under capital and operating leases, the aggregate annual principal payments due under our long-term debt, and the aggregate amounts expected to be spent for purchase commitments (in millions).

Year	Capital Leases	Operating Leases	Debt Principal	Purchase Commitments
2007	$ 75	$ 404	$ 918	$1,072
2008	75	335	27	988
2009	41	243	83	499
2010	62	168	30	1,022
2011	1	119	33	1,184
After 2011	—	505	2,766	1,636
Total	254	$1,774	$3,857	$6,401
Less: imputed interest	(24)			
Present value of minimum capitalized lease payments	230			
Less: current portion	(65)			
Long-term capitalized lease obligations	$165			

As described in Note 18, we placed orders for 27 Boeing 767-300ER freighter aircraft in February 2007, which are scheduled to be delivered between 2009 and 2012. Additionally, also described in Note 18, we reached an agreement with Airbus in February 2007 to set out a timetable for deciding the status of our previous order for the freighter version of the Airbus A380-800. We have included the purchase commitments associated with both the new Boeing 767-300ER order and the existing Airbus A380-800 order in the purchase commitments information presented in the table above.

As of December 31, 2006, we had outstanding letters of credit totaling approximately $2.213 billion issued in connection with routine business requirements.

We maintain two credit agreements with a consortium of banks that provide revolving credit facilities of $1.0 billion each, with one expiring April 19, 2007 and the other April 21, 2010. Interest on any amounts we borrow under these facilities would be charged at 90-day LIBOR plus 15 basis points. At December 31, 2006, there were no outstanding borrowings under these facilities.

We have a $2.0 billion shelf registration statement under which we may issue debt securities in the U.S. The debt may be denominated in a variety of currencies. There was approximately $136 million issued under this shelf registration statement at December 31, 2006.

Our existing debt instruments and credit facilities do not have cross-default or ratings triggers, however these debt instruments and credit facilities do subject us to certain financial covenants. These covenants generally require us to maintain a $3.0 billion minimum net worth and limit the amount of secured indebtedness available to the company. These covenants are not considered material to the overall financial condition of the company, and all covenant tests were passed as of December 31, 2006.

NOTE 9. LEGAL PROCEEDINGS AND CONTINGENCIES

We are a defendant in a number of lawsuits filed in state and federal courts containing various class-action allegations under state wage-and-hour laws. In one of these cases, Marlo v. UPS, which has been certified as a class action in a California federal court, plaintiffs allege that they improperly were denied overtime, and seek penalties for missed meal and rest periods, and interest and attorneys' fees. Plaintiffs purport to represent a class of 1,200 full-time supervisors. The court granted summary judgment in favor of UPS on all claims and plaintiffs have appealed. We have denied any liability with respect to these claims and intend to vigorously defend ourselves in this case. At this time, we have not determined the amount of any liability that may result from this matter or whether such liability, if any, would have a material adverse effect on our financial condition, results of operations, or liquidity.

In another case, Cornn v. UPS, which has been certified as a class action in a California federal court, plaintiffs allege that they were improperly denied wages and/or overtime and meal and rest periods. Plaintiffs purport to represent a class of approximately 23,600 drivers and seek back wages, penalties, interest and attorneys' fees. UPS has agreed in principle to settle this matter in full for a total payment of $87 million. On December 6, 2006, the court granted tentative approval of the settlement.

We are named as a defendant in four putative class action lawsuits filed in federal courts, alleging a conspiracy relating to certain surcharges by a number of air cargo carriers. We are not named as a defendant in at least eighty-six related cases that make similar allegations. These cases have been consolidated in a Multi-District Litigation proceeding pending in the United States District Court for the Eastern District of New York. UPS was not included as a defendant in the amended consolidated complaint on which the Multi-District Litigation is proceeding. In addition, in July 2006, we were named as a defendant in a comparable lawsuit filed in the Ontario (Canada) Superior Court of Justice. We intend to vigorously defend ourselves in these cases.

We are a defendant in various other lawsuits that arose in the normal course of business. We believe that the eventual resolution of these cases will not have a material adverse effect on our financial condition, results of operations, or liquidity.

We participate in a number of trustee-managed multi-employer pension and health and welfare plans for employees covered under collective bargaining agreements. Several factors could result in potential funding deficiencies which could cause us to make significantly higher future contributions to these plans, including unfavorable investment performance, changes in demographics, and increased benefits to participants. At this time, we are unable to determine the amount of additional future contributions, if any, or whether any material adverse effect on our financial condition, results of operations, or liquidity would result from our participation in these plans.

As of December 31, 2006, we had approximately 246,000 employees employed under a national master agreement and various supplemental agreements with local unions affiliated with the International Brotherhood of Teamsters ("Teamsters"). These agreements run through July 31, 2008. In the third quarter of 2006, we began formal negotiations with the Teamsters on a new agreement. We have approximately 2,800 pilots who are employed under a collective bargaining agreement with the Independent Pilots Association ("IPA"). On June 30, 2006, UPS and the IPA announced a tentative agreement on a new labor contract, which was ratified in the third quarter. This new contract becomes amendable at the end of 2011. Our airline mechanics are covered by a collective bargaining agreement with Teamsters Local 2727, which became amendable on November 1, 2006. We began formal negotiations with Teamsters Local 2727 on October 2, 2006. In addition, the majority of our ground mechanics who are not employed under agreements with the Teamsters are employed under collective bargaining agreements with the International Association of Machinists and Aerospace Workers. These agreements run through July 31, 2009.

NOTE 10. SHAREOWNERS' EQUITY

Capital Stock, Additional Paid-In Capital, and Retained Earnings

We maintain two classes of common stock, which are distinguished from each other by their respective voting rights. Class A shares of UPS are entitled to 10 votes per share, whereas Class B shares are entitled to one vote per share. Class A shares are primarily held by UPS employees and retirees, and these shares are fully convertible into Class B shares at any time. Class B shares are publicly traded on the New York Stock Exchange (NYSE) under the symbol "UPS." Class A and B shares both have a $0.01 par value, and as of December 31, 2006, there were 4.6 billion Class A shares and 5.6 billion Class B shares authorized to be issued. Additionally, there are 200 million preferred shares, with no par value, authorized to be issued; as of December 31, 2006, no preferred shares had been issued.

The following is a rollforward of our common stock, additional paid-in capital, and retained earnings accounts (in millions, except per share amounts):

	2006		2005		2004	
	Shares	Dollars	Shares	Dollars	Shares	Dollars
Class A Common Stock						
Balance at beginning of year	454	$ 5	515	$ 5	571	$ 6
Common stock purchases	(17)	—	(16)	—	(12)	—
Stock award plans	3	—	2	—	12	—
Common stock issuances	2	—	3	—	3	—
Conversions of Class A to Class B common stock	(41)	(1)	(50)	—	(59)	(1)
Class A shares issued at end of year	401	$ 4	454	$ 5	515	$ 5
Class B Common Stock						
Balance at beginning of year	646	$ 6	614	$ 6	560	$ 5
Common stock purchases	(15)	—	(18)	—	(5)	—
Conversions of Class A to Class B common stock	41	1	50	—	59	1
Class B shares issued at end of year	672	$ 7	646	$ 6	614	$ 6
Additional Paid-In Capital						
Balance at beginning of year		$ —		$ 417		$ 662
Stock award plans		371		335		677
Common stock purchases		(539)		(922)		(1,075)
Common stock issuances		168		170		153
Balance at end of year		$ —		$ —		$ 417
Retained Earnings						
Balance at beginning of year		$17,037		$16,192		$14,356
Net income		4,202		3,870		3,333
Dividends ($1.52, $1.32, and $1.12 per share)		(1,647)		(1,468)		(1,262)
Common stock purchases		(1,916)		(1,557)		(235)
Balance at end of year		$17,676		$17,037		$16,192

We repurchased a total of 32.6 million shares of Class A and Class B common stock for $2.455 billion in 2006, and 33.9 million shares for $2.479 billion in 2005. As of December 31, 2006, we had $936 million of our share repurchase authorization remaining. In February 2007, the Board of Directors approved an increase in our share repurchase authorization to $2.0 billion, which replaces the remaining amount available under our July 2006 share repurchase authorization.

Accumulated Other Comprehensive Income (Loss)

We incur activity in AOCI for unrealized holding gains and losses on available-for-sale securities, foreign currency translation adjustments, unrealized gains and losses from derivatives that qualify as hedges of cash flows, and unrecognized pension and postretirement benefit costs. The activity in AOCI is as follows (in millions):

	2006	2005	2004
Foreign currency translation adjustment:			
Balance at beginning of year	$ (163)	$(127)	$ (56)
Aggregate adjustment for the year	54	(36)	(71)
Balance at end of year	(109)	(163)	(127)
Unrealized gain (loss) on marketable securities, net of tax:			
Balance at beginning of year	11	(5)	14
Current period changes in fair value (net of tax effect of $(3), $0, and $(10))	(4)	—	(18)
Reclassification to earnings (net of tax effect of $3, $10, and $(1))	5	16	(1)
Balance at end of year	12	11	(5)
Unrealized gain (loss) on cash flow hedges, net of tax:			
Balance at beginning of year	83	(29)	(72)
Current period changes in fair value (net of tax effect of $(4), $81, and $21)	(7)	135	37
Reclassification to earnings (net of tax effect of $(5), $(14), and $4)	(8)	(23)	6
Balance at end of year	68	83	(29)
Unrecognized pension and postretirement benefit costs, net of tax:			
Balance at beginning of year	(95)	(81)	(63)
Minimum pension liability adjustment (net of tax effect of $11, $(8), and $(10))	16	(14)	(18)
Adoption of FAS 158 (net of tax effect of $(1,258))	(2,097)	—	—
Balance at end of year	(2,176)	(95)	(81)
Accumulated other comprehensive income (loss) at end of year	$(2,205)	$(164)	$(242)

As discussed in Note 5, we adopted the recognition and disclosure provisions of FAS 158 on December 31, 2006. The adoption of FAS 158 required us to eliminate the previous minimum pension liability charge to AOCI, and to record a charge, net of tax, to AOCI representing the unrecognized pension and postretirement benefit costs as of December 31, 2006.

Deferred Compensation Obligations and Treasury Stock

We maintain a deferred compensation plan whereby certain employees were previously able to elect to defer the gains on stock option exercises by deferring the shares received upon exercise into a rabbi trust. The shares held in this trust are classified as treasury stock, and the liability to participating employees is classified as "deferred compensation obligations" in the shareowners' equity section of the balance sheet. The amount of shares needed to settle the liability for deferred compensation obligations is included in the denominator in both the basic and diluted earnings per share calculations. Employees are generally no longer able to defer the gains from stock options vesting subsequent to April 2004. Activity in the deferred compensation program for the years ended December 31, 2006, 2005, and 2004 is as follows (in millions):

	2006		2005		2004	
	Shares	Dollars	Shares	Dollars	Shares	Dollars
Deferred Compensation Obligations						
Balance at beginning of year		$ 161		$ 169		$ 136
Reinvested dividends		4		4		2
Option exercise deferrals		—		—		39
Benefit payments		(18)		(12)		(8)
Balance at end of year		$ 147		$ 161		$ 169
Treasury Stock						
Balance at beginning of year	(3)	$(161)	(3)	$(169)	(2)	$(136)
Reinvested dividends	—	(4)	—	(4)	—	(2)
Option exercise deferrals	—	—	—	—	—	(39)
Benefit payments	—	18	—	12	(1)	8
Balance at end of year	(3)	$(147)	(3)	$(161)	(3)	$(169)

NOTE 11. STOCK-BASED COMPENSATION

Incentive Compensation Plan

The UPS Incentive Compensation Plan permits the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, performance shares, performance units, and management incentive awards to eligible employees. The number of shares reserved for issuance under the Plan is 112 million, with the number of shares reserved for issuance as restricted stock limited to 34 million. As of December 31, 2006, management incentive awards, stock options, restricted performance units, and restricted stock units had been granted under the Incentive Compensation Plan.

Management Incentive Awards & Restricted Stock Units

Persons earning the right to receive management incentive awards are determined annually by the Compensation Committee of the UPS Board of Directors. Our management incentive awards program provides that half of the annual management incentive award, with certain exceptions, be made in restricted stock units ("RSUs"), which generally vest over a five-year period. The other half of the award is in the form of cash or unrestricted shares of class A common stock and is fully vested at the time of grant. These management incentive awards are generally granted in the fourth quarter of each year.

Upon vesting, RSUs result in the issuance of the equivalent number of UPS class A common shares after required tax withholdings. Except in the case of death, disability, or retirement, RSUs granted for our management incentive awards generally vest over a five year period with approximately 20% of the award vesting at each anniversary date of the grant. The entire grant is expensed on a straight-line basis over the requisite service period. All RSUs granted are subject to earlier cancellation or vesting under certain conditions. Dividends earned on management incentive award RSUs are reinvested in additional RSUs at each dividend payable date.

We also award RSUs in conjunction with our long-term incentive performance awards program to certain eligible employees. The RSUs ultimately granted under the long-term incentive performance award will be based upon the achievement of certain performance measures, including growth in consolidated revenue and operating return on invested capital, each year during the performance award cycle, and other measures, including growth in consolidated earnings, over the entire three year performance award cycle.

As of December 31, 2006, we had the following RSUs outstanding, including reinvested dividends:

	Shares (in thousands)	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Nonvested at January 1, 2006	5,104	$72.82		
Vested	(1,115)	72.83		
Granted	3,706	74.87		
Reinvested Dividends	76	N/A		
Forfeited / Expired	(210)	72.90		
Nonvested at December 31, 2006	7,561	73.82	2.58	$567
RSUs Expected to Vest	7,205	73.82	2.54	$540

The fair value of each RSU is the New York Stock Exchange ("NYSE") closing price on the date of grant. The weighted-average grant date fair value of RSUs granted during 2006 and 2005 was $74.87 and $72.82, respectively. The total fair value of RSUs vested was $82 million in 2006, and zero in 2005 and 2004. As of December 31, 2006, there was $437 million of total unrecognized compensation cost related to nonvested RSUs. That cost is expected to be recognized over a weighted average period of 4 years and 5 months.

Nonqualified Stock Options

We maintain fixed stock option plans, under which options are granted to purchase shares of UPS class A common stock. Stock options granted in connection with the Plan must have an exercise price at least equal to the NYSE closing price of UPS class B common stock on the date the option is granted.

Persons earning the right to receive stock options are determined each year by the Compensation Committee. Except in the case of death, disability, or retirement, options granted under the Plan are generally exercisable three to five years from the date of grant and before the expiration of the option 10 years after the date of grant. All options granted are subject to earlier cancellation or exercise under certain conditions. Option holders may exercise their options via the tender of cash or class A common stock, and new class A shares are issued upon exercise. Options granted to eligible employees will generally be granted annually during the second quarter of each year at the discretion of the Compensation Committee.

The following is an analysis of options to purchase shares of class A common stock issued and outstanding:

	Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2006	18,734	$61.84		
Exercised	(1,993)	56.55		
Granted	2,433	80.88		
Forfeited / Expired	(292)	68.14		
Outstanding at December 31, 2006	18,882	$64.75	6.23	$208
Exercisable at December 31, 2006	10,108	$58.63	4.79	$166
Options Expected to Vest	8,487	$71.57	7.85	$ 42

The fair value of each option grant is estimated using the Black-Scholes option pricing model. The weighted average assumptions used, by year, and the calculated weighted average fair values of options are as follows:

	2006	2005	2004
Expected dividend yield	1.80%	1.60%	1.50%
Risk-free interest rate	5.13%	4.18%	4.31%
Expected life in years	7	7	7
Expected volatility	18.42%	18.21%	15.69%
Weighted average fair value of options granted	$21.05	$17.33	$16.24

Expected volatilities are based on the historical returns on our stock and, due to our limited history of being a publicly-traded company, an index of peer companies, as well as the implied volatility of our publicly-traded options. The expected dividend yield is based on the recent historical dividend yields for our stock, taking into account changes in dividend policy. The risk-free interest rate is based on the term structure of interest rates at the time of the option grant. The expected life represents an estimate of the period of time options are expected to remain outstanding, and we have relied upon a combination of the observed exercise behavior of our prior grants with similar characteristics, the vesting schedule of the grants, and an index of peer companies with similar grant characteristics.

We received cash of $30, $21, and $60 million during 2006, 2005, and 2004, respectively, from option holders resulting from the exercise of stock options. We received a tax benefit of $12, $5, and $38 million during 2006, 2005, and 2004, respectively, from the exercise of stock options. The adoption of FAS 123(R) required us to change the statement of cash flow classification of these tax benefits, and as a result, these tax benefits are reported as cash from financing activities rather than cash from operating activities.

The total intrinsic value of options exercised during 2006, 2005, and 2004 was $45, $24, and $331 million, respectively. As of December 31, 2006, there was $80 million of total unrecognized compensation cost related to nonvested options. That cost is expected to be recognized over a weighted average period of 3 years and 4 months.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Shares (in thousands)	Average Life (in years)	Average Exercise Price	Shares (in thousands)	Average Exercise Price
$ 19.93 - $50.00	1,581	2.86	$49.94	1,581	$49.94
$ 50.37 - $56.90	3,161	4.23	56.85	3,161	56.85
$ 57.45 - $60.22	4,078	5.26	60.19	4,078	60.19
$ 60.38 - $70.70	5,096	6.81	66.45	936	65.88
$ 71.88 - $116.48	4,966	8.79	76.41	352	76.23
	18,882	6.23	$64.75	10,108	$58.63

Restricted Performance Units

Beginning in 2003, we issued restricted performance units ("RPUs") under the Plan. Upon vesting, RPUs result in the issuance of the equivalent number of UPS class A common shares after required tax withholdings. Persons earning the right to receive RPUs are determined each year by the Compensation Committee. Except in the case of death, disability, or retirement, RPUs vest five years after the date of grant. All RPUs granted are subject to earlier cancellation or vesting under certain conditions. Dividends earned on RPUs are reinvested in additional restricted performance units at each dividend payable date. RPUs also allow for an additional award equal to 10% of the outstanding RPUs to be issued if certain company-wide performance goals are attained in the year of vesting. RPUs granted to eligible employees will generally be granted annually during the second quarter of each year at the discretion of the Compensation Committee.

As of December 31, 2006, we had the following RPUs outstanding, including reinvested dividends:

	Shares (in thousands)	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Nonvested at January 1, 2006	2,886	$68.49		
Vested	(174)	70.93		
Granted	990	80.88		
Reinvested Dividends	74	N/A		
Forfeited / Expired	(107)	72.27		
Nonvested at December 31, 2006	3,669	71.64	2.87	$275
RPUs Expected to Vest	3,534	71.48	2.84	$265

The fair value of each RPU is the NYSE closing price on the date of grant. The weighted-average grant date fair value of RPUs granted during 2006, 2005, and 2004 was $80.88, $72.07, and $70.70, respectively. The total fair value of RPUs vested during 2006, 2005, and 2004 was $13, $13, and $11 million, respectively. As of December 31, 2006, there was $140 million of total unrecognized compensation cost related to nonvested RPUs. That cost is expected to be recognized over a weighted average period of 3 years and 4 months.

Discounted Employee Stock Purchase Plan

We maintain an employee stock purchase plan for all eligible employees. Under the plan, shares of UPS class A common stock may be purchased at quarterly intervals at 90% of the lower of the NYSE closing price of UPS class B common stock on the first or the last day of each quarterly period. Employees purchased 1.9, 2.0, and 1.8 million shares at average prices of $66.64, $64.54, and $62.75 per share during 2006, 2005, and 2004, respectively. Compensation cost is measured for the fair value of employees' purchase rights under our discounted employee stock purchase plan using the Black-Scholes option pricing model.

The weighted average assumptions used and the calculated weighted average fair value of employees' purchase rights granted, are as follows:

	2006	2005	2004
Expected dividend yield	1.79%	1.62%	1.42%
Risk-free interest rate	4.59%	2.84%	1.18%
Expected life in years	0.25	0.25	0.25
Expected volatility	15.92%	15.46%	16.83%
Weighted average fair value of purchase rights*	$10.30	$ 9.46	$ 9.56

* Includes the 10% discount from the market price.

Expected volatilities are based on the historical price volatility on our publicly-traded class B shares. The expected dividend yield is based on the recent historical dividend yields for our stock, taking into account changes in dividend policy. The risk-free interest rate is based on the term structure of interest rates on U.S. Treasury securities at the time of the option grant. The expected life represents the three month option period applicable to the purchase rights.

NOTE 12. SEGMENT AND GEOGRAPHIC INFORMATION

We report our operations in three segments: U.S. Domestic Package operations, International Package operations, and Supply Chain & Freight operations. Package operations represent our most significant business and are broken down into regional operations around the world. Regional operations managers are responsible for both domestic and export operations within their geographic area.

U.S. Domestic Package

Domestic Package operations include the time-definite delivery of letters, documents, and packages throughout the United States.

International Package

International Package operations include delivery to more than 200 countries and territories worldwide, including shipments wholly outside the United States, as well as shipments with either origin or distribution outside the United States. Our International Package reporting segment includes the operations of our Europe, Asia, and Americas operating segments.

Supply Chain & Freight

Supply Chain & Freight includes our forwarding and logistics operations, UPS Freight, and other aggregated business units. Our forwarding and logistics business provides services in more than 175 countries and territories worldwide, and includes supply chain design and management, freight distribution, customs brokerage, mail and consulting services. UPS Freight offers a variety of LTL and TL services to customers in North America. Other aggregated business units within this segment include Mail Boxes, Etc. (the franchisor of Mail Boxes, Etc. and The UPS Store) and UPS Capital.

In evaluating financial performance, we focus on operating profit as a segment's measure of profit or loss. Operating profit is before investment income, interest expense, and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of accounting policies (see Note 1), with certain expenses allocated between the segments using activity-based costing methods. Unallocated assets are comprised primarily of cash, marketable securities, short-term investments, and equity-method real estate investments.

Segment information as of, and for the years ended, December 31 is as follows (in millions):

	2006	2005	2004
Revenue:			
U.S. Domestic Package	$30,456	$28,610	$26,960
International Package	9,089	7,977	6,809
Supply Chain & Freight	8,002	5,994	2,813
Consolidated	$47,547	$42,581	$36,582
Operating Profit:			
U.S. Domestic Package	$ 4,923	$ 4,493	$ 3,702
International Package	1,710	1,494	1,149
Supply Chain & Freight	2	156	138
Consolidated	$ 6,635	$ 6,143	$ 4,989

	2006	2005	2004
Assets:			
U.S. Domestic Package	$19,274	$20,572	$18,749
International Package	5,496	4,931	4,682
Supply Chain & Freight	7,150	7,116	4,878
Unallocated	1,290	2,328	4,538
Consolidated	$33,210	$34,947	$32,847
Depreciation and Amortization Expense:			
U.S. Domestic Package	$ 989	$ 1,005	$ 971
International Package	547	491	465
Supply Chain & Freight	212	148	107
Consolidated	$ 1,748	$ 1,644	$ 1,543

Revenue by product type for the years ended December 31 is as follows (in millions):

	2006	2005	2004
U.S. Domestic Package:			
Next Day Air	$ 6,778	$ 6,381	$ 6,084
Deferred	3,424	3,258	3,193
Ground	20,254	18,971	17,683
Total U.S. Domestic Package	30,456	28,610	26,960
International Package:			
Domestic	1,950	1,588	1,346
Export	6,554	5,856	4,991
Cargo	585	533	472
Total International Package	9,089	7,977	6,809
Supply Chain & Freight:			
Forwarding and Logistics	5,681	4,859	2,476
Freight	1,952	797	—
Other	369	338	337
Total Supply Chain & Freight	8,002	5,994	2,813
Consolidated	$47,547	$42,581	$36,582

Geographic information as of, and for the years ended, December 31 is as follows (in millions):

	2006	2005	2004
United States:			
Revenue	$34,445	$31,871	$28,035
Long-lived assets	$18,659	$19,704	$16,033
International:			
Revenue	$13,102	$10,710	$ 8,547
Long-lived assets	$ 4,800	$ 4,044	$ 3,975
Consolidated:			
Revenue	$47,547	$42,581	$36,582
Long-lived assets	$23,459	$23,748	$20,008

Revenue, for geographic disclosure, is based on the location in which service originates. Long-lived assets include property, plant and equipment, pension and postretirement benefit assets, long-term investments, goodwill, and intangible assets.

NOTE 13. INCOME TAXES

The income tax expense (benefit) for the years ended December 31 consists of the following (in millions):

	2006	2005	2004
Current:			
U.S. Federal	$1,674	$1,683	$1,675
U.S. State & Local	217	176	71
Non-U.S.	129	135	98
Total Current	2,020	1,994	1,844
Deferred:			
U.S. Federal	291	211	(155)
U.S. State & Local	33	6	(84)
Non-U.S.	(36)	(6)	(16)
Total Deferred	288	211	(255)
Total	$2,308	$2,205	$1,589

Income before income taxes includes income of non-U.S. subsidiaries of $490, $337, and $270 million in 2006, 2005, and 2004, respectively.

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the years ended December 31 consists of the following:

	2006	2005	2004
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
U.S. state & local income taxes (net of federal benefit)	2.2	2.0	1.2
Other	(1.7)	(0.7)	(3.9)
Effective income tax rate	35.5%	36.3%	32.3%

During the third quarter of 2006, we recognized a $52 million reduction of income tax expense related to favorable developments with certain U.S. Federal tax contingency matters involving non-U.S. operations.

During the third quarter of 2004, we recognized a $99 million reduction of income tax expense related to the favorable settlement of various U.S. federal tax contingency matters with the IRS pertaining to tax years 1985 through 1998, and various state and non-U.S. tax contingency matters.

During the fourth quarter of 2004, we recognized a $109 million reduction of income tax expense primarily related to the favorable resolution of a U.S. state tax contingency matter, improvements in U.S. state and non-U.S. effective tax rates, and the reversal of valuation allowances associated with certain U.S. state & local and non-U.S. net operating loss and credit carryforwards due to sufficient positive evidence that the related subsidiaries will be profitable and generate taxable income before such carryforwards expire.

Deferred tax liabilities and assets are comprised of the following at December 31 (in millions):

	2006	2005
Property, plant and equipment	$2,802	$2,572
Goodwill and intangible assets	578	491
Pension plans	579	1,722
Other	343	251
Gross deferred tax liabilities	4,302	5,036
Other postretirement benefits	789	681
Loss and credit carryforwards (non-U.S. and state)	130	113
Insurance reserves	586	543
Vacation pay accrual	171	154
Other	659	649
Gross deferred tax assets	2,335	2,140
Deferred tax assets valuation allowance	(43)	(54)
Net deferred tax assets	2,292	2,086
Net deferred tax liability	$2,010	$2,950
Amounts recognized in the balance sheet:		
Current deferred tax asset	$ 414	$ 475
Non-current deferred tax asset	$ 105	$ —
Non-current deferred tax liabilities	$2,529	$3,425

The valuation allowance decreased by $11, $32, and $31 million during the years ended December 31, 2006, 2005 and 2004, respectively.

As of December 31, 2006, we have U.S. state & local operating loss and credit carryforwards of approximately $937 million and $54 million, respectively. The operating loss carryforwards expire at varying dates through 2026. The majority of the credit carryforwards may be carried forward indefinitely. We also have non-U.S. loss carryforwards of approximately $874 million as of December 31, 2006, the majority of which may be carried forward indefinitely. As indicated in the table above, we have established a valuation allowance for certain non-U.S. and state loss carryforwards, due to the uncertainty resulting from a lack of previous taxable income within the applicable tax jurisdictions.

Undistributed earnings of our non-U.S. subsidiaries amounted to approximately $1.225 billion at December 31, 2006. Those earnings are considered to be indefinitely reinvested and, accordingly, no U.S. federal or state deferred income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to U.S. income taxes and withholding taxes payable in various non-U.S. jurisdictions, which could potentially be offset by foreign tax credits. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

The American Jobs Creation Act of 2004, which provided for a temporary 85% dividends received deduction on certain foreign earnings repatriated during a one-year period (expired in December 2005), did not have an impact on UPS as we did not repatriate any earnings subject to the Act.

NOTE 14. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in millions except per share amounts):

	2006	2005	2004
Numerator:			
Net income	$4,202	$3,870	$3,333
Denominator:			
Weighted average shares	1,082	1,110	1,125
Management incentive awards	—	—	1
Deferred compensation obligations	3	3	3
Denominator for basic earnings per share	1,085	1,113	1,129
Effect of dilutive securities:			
Management incentive awards	—	—	4
Restricted performance units	1	1	—
Restricted stock units	1	—	—
Stock option plans	2	2	4
Denominator for diluted earnings per share	1,089	1,116	1,137
Basic earnings per share	$ 3.87	$ 3.48	$ 2.95
Diluted earnings per share	$ 3.86	$ 3.47	$ 2.93

Diluted earnings per share for the years ended December 31, 2006, 2005, and 2004 exclude the effect of 6.3, 5.9, and 4.1 million shares, respectively, of common stock that may be issued upon the exercise of employee stock options because such effect would be antidilutive.

NOTE 15. DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT

We are exposed to market risk, primarily related to foreign exchange rates, commodity prices, equity prices, and interest rates. These exposures are actively monitored by management. To manage the volatility relating to certain of these exposures, we enter into a variety of derivative financial instruments. Our objective is to reduce, where it is deemed appropriate to do so, fluctuations in earnings and cash flows associated with changes in foreign currency rates, commodity prices, equity prices, and interest rates. It is our policy and practice to use derivative financial instruments only to the extent necessary to manage exposures. As we use price sensitive instruments to hedge a certain portion of our existing and anticipated transactions, we expect that any loss in value for those instruments generally would be offset by increases in the value of those hedged transactions.

We do not hold or issue derivative financial instruments for trading or speculative purposes.

Commodity Price Risk Management

We are exposed to an increase in the prices of refined fuels, principally jet-A, diesel, and unleaded gasoline. Additionally, we are exposed to an increase in the prices of other energy products, principally natural gas and electricity. We use a combination of options, swaps, and futures contracts to provide partial protection from rising fuel and energy prices. The net fair value of such contracts subject to price risk, excluding the underlying exposures, as of December 31, 2006 and 2005 was an asset of $10 and $192 million, respectively. We have designated and account for these contracts as cash flow hedges, and, therefore, the resulting gains and losses from these hedges are recognized as a component of fuel expense or other occupancy expense when the underlying fuel or energy product being hedged is consumed.

In the second quarter of 2006, we terminated several energy derivatives and received $229 million in cash, which is reported in other investing activities in the statement of cash flows. These derivatives were designated as hedges of forecasted cash outflows for purchases of fuel products. As these derivatives maintained their effectiveness and qualified for hedge accounting, we anticipate that the gains associated with these hedges will be recognized in income over the original term of the hedges through 2007.

Foreign Currency Exchange Risk Management

We have foreign currency risks related to our revenue, operating expenses, and financing transactions in currencies other than the local currencies in which we operate. We are exposed to currency risk from the potential changes in functional currency values of our foreign currency denominated assets, liabilities, and cash flows. Our most significant foreign currency exposures relate to the Euro, the British Pound Sterling, and the Canadian Dollar. We use a combination of purchased and written options and forward contracts to hedge currency cash flow exposures. As of December 31, 2006 and 2005, the net fair value of the hedging instruments described above was an asset of $30 and $52 million, respectively. We have designated and account for these contracts as cash flow hedges of anticipated foreign currency denominated revenue and, therefore, the resulting gains and losses from these hedges are recognized as a component of international package revenue when the underlying sales occur.

Interest Rate Risk Management

Our indebtedness under our various financing arrangements creates interest rate risk. We use a combination of derivative instruments, including interest rate swaps and cross-currency interest rate swaps, as part of our program to manage the fixed and floating interest rate mix of our total debt portfolio and related overall cost of borrowing. These swaps are entered into concurrently with the issuance of the debt that they are intended to modify, and the notional amount, interest payment, and maturity dates of the swaps match the terms of the associated debt. Interest rate swaps allow us to maintain a target range of floating rate debt.

We have designated and account for these contracts as either hedges of the fair value of the associated debt instruments, or as hedges of the variability in expected future interest payments. Any periodic settlement payments are accrued monthly, as either a charge or credit to interest expense, and are not material to net income. The net fair value of our interest rate swaps at December 31, 2006 and 2005 was a liability of $79 and $47 million, respectively.

Credit Risk Management

The forward contracts, swaps, and options previously discussed contain an element of risk that the counterparties may be unable to meet the terms of the agreements. However, we minimize such risk exposures for these instruments by limiting the counterparties to large banks and financial institutions that meet established credit guidelines. We do not expect to incur any losses as a result of counterparty default.

Derivatives Not Designated As Hedges

Derivatives not designated as hedges primarily consist of a small portfolio of stock warrants in public and private companies that are held for investment purposes. These warrants are recorded at fair value, and the impact of these warrants on our results was immaterial for 2006, 2005 and 2004.

Income Effects of Derivatives

In the context of hedging relationships, "effectiveness" refers to the degree to which fair value changes in the hedging instrument offset corresponding changes in the hedged item. Certain elements of hedge positions cannot qualify for hedge accounting under FAS 133 whether effective or not, and must therefore be marked to market through income. Both the effective and ineffective portions of gains and losses on hedges are reported in the income statement category related to the hedged exposure. Both the ineffective portion of hedge positions and the elements excluded from the measure of effectiveness were immaterial for 2006, 2005 and 2004.

As of December 31, 2006, $111 million in pre-tax gains related to cash flow hedges that are currently deferred in OCI are expected to be reclassified to income over the 12 month period ending December 31, 2007. The actual amounts that will be reclassified to income over the next 12 months will vary from this amount as a result of changes in market conditions. No amounts were reclassified to income during 2006 in connection with forecasted transactions that were no longer considered probable of occurring.

At December 31, 2006, the maximum term of derivative instruments that hedge forecasted transactions, except those related to cross-currency interest rate swaps on existing financial instruments, was 2 years. We maintain cross-currency interest rate swaps that extend through 2009.

Fair Value of Financial Instruments

At December 31, 2006 and 2005, our financial instruments included cash and cash equivalents, marketable securities and short-term investments, accounts receivable, finance receivables, accounts payable, short-term and long-term borrowings, and commodity, interest rate, foreign currency, and equity options, forwards, and swaps. The fair values of cash and cash equivalents, accounts receivable, and accounts payable approximate carrying values because of the short-term nature of these instruments. The fair value of our marketable securities and short-term investments is disclosed in Note 2, finance receivables in Note 3, and debt instruments in Note 8.

NOTE 16. RESTRUCTURING COSTS

In connection with recent acquisitions and integration initiatives, we have incurred restructuring costs associated with the termination of employees, facility consolidations and other costs directly related to the restructuring initiatives implemented. These costs have resulted from the integration of our Menlo Worldwide Forwarding and Lynx acquisitions as well as restructuring activities associated with our Supply Chain Solutions operations. For specific restructuring costs recognized in conjunction with the cost from acquisitions, we have accounted for these costs in accordance with EITF 95-3, "Recognition of Liabilities Assumed in Connection with a Purchase Business Combination." All other restructuring costs have been accounted for in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Menlo Worldwide Forwarding

In February 2005, we announced our intention to transfer the heavy air freight operations at our facility in Dayton, Ohio (acquired with the operations of Menlo Worldwide Forwarding in December 2004) to other UPS facilities over approximately 12 to 18 months. This action was taken to remove redundancies between the Dayton air freight facility and existing UPS transportation networks, and thus provide efficiencies and better leverage the current UPS infrastructure in the movement of air freight. During the third quarter of 2005, we finalized our plans to exit the Dayton facility, as well as various other acquired facilities, and accrued certain costs related to employee severance, lease terminations, and related items. As part of this restructuring program, the recorded value of the Dayton facility was reduced to its fair market value as of the date of the acquisition. These accrued costs, and related reductions in the fair value of recorded assets, resulted in an adjustment of $160 million to the amount of goodwill initially recorded in the Menlo Worldwide Forwarding acquisition.

Additionally, we incurred costs related to integration activities, such as employee relocations, the moving of inventory and fixed assets, and the consolidation of information systems, and these amounts were expensed as incurred. We completed the majority of our integration activities for the air freight restructuring program in the fourth quarter of 2006. The remaining restructuring liabilities existing as of December 31, 2006, primarily represent costs that will continue to be incurred under various long-term contracts without any economic benefit to our Company.

Set forth below is a summary of activity related to the air freight restructuring program and resulting liability for the year ended December 31, 2006 (in millions):

	Employee Severance	Asset Impairment	Facility Consolidation	Other	Total
Balance at January 1, 2005	$—	$—	$—	$—	$—
Costs accrued	31	56	48	25	160
Cash spent	(7)	—	(1)	—	(8)
Charges against assets	—	(56)	—	—	(56)
Balance at December 31, 2005	24	—	47	25	96
Cash spent	(17)	—	(3)	(10)	(30)
Charges against assets	—	—	—	—	—
Reversals, currency, and other	(7)	—	(4)	(2)	(13)
Balance at December 31, 2006	$—	$—	$ 40	$ 13	$ 53

Employee severance costs related to severance packages for approximately 550 people. These packages were involuntary and were formula-driven based on salary levels and past service. The separations spanned the entire business unit, including the operations, information technology, finance, and business development functions.

Asset impairment charges resulted from establishing new carrying values for assets which were abandoned. Impaired assets consisted primarily of the Menlo Worldwide Forwarding facility in Dayton, Ohio, which we closed in June 2006.

Facility consolidation costs are associated with terminating operating leases on offices, warehouses, and other acquired facilities as well as other maintenance costs associated with certain facilities.

Other costs consist primarily of costs associated with the termination of certain acquired legal entities and joint ventures, as well as environmental remediation costs.

Lynx Express Ltd.

In conjunction with our integration of the Lynx business, we have implemented a series of initiatives to reduce operating costs and maximize the efficiencies of the UPS network in the United Kingdom. These initiatives include closing existing hubs and constructing a consolidated sorting facility as well as establishing a European shared service center in Poland. As a result of these initiatives, we have accrued certain costs related to employee severance, lease terminations and other facility costs as well as recorded a reduction in the fair value of certain assets acquired. These restructuring costs impacting the acquired Lynx business have resulted in an adjustment to goodwill of $7 million. The remaining integration costs for this restructuring program, including facility costs associated with capacity expansion, will be recognized as incurred. We anticipate completing this integration program by fiscal year 2008 at which time certain hubs will be closed and the new consolidated sorting facility will be fully operational.

Supply Chain Solutions

In an effort to rationalize our cost structure and focus on profitable revenue growth, we initiated a restructuring plan for our Supply Chain Solutions Forwarding & Logistics operations in the fourth quarter of 2006. This restructuring plan is expected to generate efficiencies resulting in improved revenues and operating profits by further integrating all of our transportation services to better serve our customers. This restructuring involves plans to reduce non-operating expenses by approximately 20%, including a reduction in non-operating staff of approximately 1,400 people. As of December 31, 2006, $12 million in costs have been accrued related to employee severance.

UPS Special Voluntary Separation Opportunity

In December 2006, we offered a special voluntary separation opportunity ("SVSO") to approximately 640 employees who work in non-operating functions. This program is an effort to improve the efficiency of non-operating processes by eliminating duplication and sharing expertise across the company. The SVSO ended in February 2007, and approximately 30% of eligible employees accepted the offer. As a result, we will record a charge to expense of approximately $80 million in the first quarter of 2007, to reflect the anticipated cash payout and the acceleration of stock compensation and certain retiree healthcare benefits under the SVSO program.

NOTE 17. QUARTERLY INFORMATION (unaudited)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2006	2005	2006	2005	2006	2005	2006	2005
Revenue:								
U.S. Domestic Package	$ 7,463	$6,811	$ 7,462	$ 6,942	$ 7,402	$ 7,033	$ 8,129	$ 7,824
International Package	2,161	1,842	2,233	1,997	2,251	1,918	2,444	2,220
Supply Chain & Freight	1,897	1,233	2,041	1,252	2,009	1,599	2,055	1,910
Total revenue	$11,521	$9,886	$11,736	$10,191	$11,662	$10,550	$12,628	$11,954
Operating profit (loss):								
U.S. Domestic Package	1,185	1,028	1,234	1,118	1,208	1,110	1,296	1,237
International Package	395	348	414	397	387	318	514	431
Supply Chain & Freight	(25)	9	47	34	(19)	70	(1)	43
Total operating profit	$ 1,555	$1,385	$ 1,695	$ 1,549	$ 1,576	$ 1,498	$ 1,809	$ 1,711
Net income	$ 975	$ 882	$ 1,061	$ 986	$ 1,038	$ 953	$ 1,128	$ 1,049
Earnings per share:								
Basic	$ 0.89	$ 0.78	$ 0.98	$ 0.88	$ 0.96	$ 0.86	$ 1.05	$ 0.95
Diluted	$ 0.89	$ 0.78	$ 0.97	$ 0.88	$ 0.96	$ 0.86	$ 1.04	$ 0.95

NOTE 18. SUBSEQUENT EVENTS

In February 2007, we announced an order for 27 Boeing 767-300ER freighters to be delivered between 2009 and 2012. We anticipate using these 767-300ER aircraft primarily to support the growth in our International Package business, and to improve the efficiency and speed of our air network as we eventually replace aging aircraft.

In February 2007, we signed an agreement with Airbus to set out a timetable for deciding the status of our previous order for the freighter version of the Airbus A380-800. The agreement specifies changed delivery dates for the A380-800 and provides for possible termination of the original purchase agreement by either party later in 2007. The revised delivery schedule specifies the delivery dates for the 10 Airbus A380-800's on order as being between 2012 and 2013, whereas we were originally scheduled to take delivery of the Airbus A380-800 aircraft between 2009 and 2012. The signing of this agreement will have no material impact on our results of operations or financial condition.

In conjunction with these changes, we have initiated a re-evaluation process of our aircraft fleet types, to ensure that we maintain the optimum mix of aircraft types to service our international and domestic package businesses. This process might result in the planned retirement of certain less-efficient and older aircraft models at dates earlier than originally anticipated. As a result, we will reassess our assumptions of the expected lives and residual values on these aircraft. Any resulting adjustments would be accounted for on a prospective basis, potentially resulting in increased depreciation expense in future periods. Additionally, this process could result in circumstances that would indicate the net book value of the aircraft might not be recoverable, based on the undiscounted future cash flows the aircraft are anticipated to generate. If the net book value of the aircraft is determined not to be recoverable, we would be required to record an impairment based on the fair value of the aircraft, in accordance with FAS 144. We anticipate completing this process by the end of the first quarter of 2007.

EXHIBIT INDEX

Exhibit No.	Description
2.1	— Agreement and Plan of Merger, dated as of September 22, 1999, among United Parcel Service of America, Inc., United Parcel Service, Inc. and UPS Merger Subsidiary, Inc. (incorporated by reference to the registration statement on Form S-4 (No. 333-83349), filed on July 21, 1999, as amended).
2.2	— Agreement and Plan of Merger, dated as of May 15, 2005, among United Parcel Service, Inc., Overnite Corporation, and Olympic Merger Sub, Inc. (incorporated by reference to the Form 8-K, filed on May 18, 2005).
3.1	— Form of Restated Certificate of Incorporation of United Parcel Service, Inc. (incorporated by reference to Exhibit 3.1 to Form 10-Q for the Quarter Ended June 30, 2002).
3.2	— Form of Bylaws of United Parcel Service, Inc. (incorporated by reference to Exhibit 3.2 to the registration statement on Form S-4 (No. 333-83349), filed on July 21, 1999, as amended).
4.1	— Form of Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the registration statement on Form S-4 (No. 333-83349), filed on July 21, 1999, as amended).
4.2	— Form of Class B Common Stock Certificate (incorporated by reference to Exhibit 4.2 to the registration statement on Form S-4 (No. 333-83349), filed on July 21, 1999).
4.3	— Specimen Certificate of 8 3/8% Debentures due April 1, 2020 (incorporated by reference to Exhibit 4(c) to Registration Statement No. 33-32481, filed December 7, 1989).
4.4	— Indenture relating to 8 3/8% Debentures due April 1, 2020 (incorporated by reference to Exhibit 4(c) to Registration Statement No. 33-32481, filed December 7, 1989).
4.5	— Specimen Certificate of 8 3/8% Debentures due April 1, 2030 (incorporated by reference to Exhibit T-3C to Form T-3 filed December 18, 1997).
4.6	— Indenture relating to Exchange Offer Notes Due 2030 (incorporated by reference to Exhibit T-3C to Form T-3 filed December 18, 1997).
4.7	— Indenture relating to $2,000,000,000 of debt securities (incorporated by reference to Exhibit 4.1 to Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 (No. 333-08369), filed on January 26, 1999).
4.8	— Form of Supplemental Indenture relating to $2,000,000,000 of debt securities (incorporated by reference to Exhibit 4.2 to Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (No. 333-08369-01), filed on March 15, 2000).
4.9	— Form of Second Supplemental Indenture relating to $2,000,000,000 of debt securities (incorporated by reference to Exhibit 4 to Form 10-Q for the Quarter Ended September 30, 2001).
4.10	— Form of Indenture relating to $2,000,000,000 of debt securities (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-3 (No. 333-108272), filed on August 27, 2003).
4.11	— Underwriting Agreement relating to 1.75% Cash-Settled Convertible Senior Notes due September 27, 2007 (incorporated by reference to Exhibit 1 to Form 10-Q for the Quarter Ended September 30, 2000).
4.12	— Form of Underwriting Agreement relating to $2,000,000,000 of debt securities (incorporated by reference to Exhibit 1.1 to Registration Statement on Form S-3 (No. 333-108272), filed on August 27, 2003).
4.13	— Selling Agent Agreement relating to UPS Notes with maturities of 9 months or more from date of issue (incorporated by reference to Exhibit 10.1 to Form 8-K filed November 21, 2006) and Form of Note (incorporated by reference to Exhibit 4.1 to Form 8-K filed September 12, 2003).

Exhibit No.		Description
10.1	—	UPS Thrift Plan, as Amended and Restated, including Amendment Nos. 1 through 24 (incorporated by reference to Exhibit 10.1 to 2001 Annual Report on Form 10-K).
		(1) Amendment No. 25 to the UPS Thrift Plan (incorporated by reference to Exhibit 10.1(1) to 2002 Annual Report on Form 10-K).
†10.2	—	UPS Retirement Plan, as Amended and Restated, including Amendment Nos. 1 through 34.
10.3	—	UPS Savings Plan, as Amended and Restated, including Restatement Amendment Nos. 1 through 8 (incorporated by reference to Exhibit 10.3 to 2001 Annual Report on Form 10-K).
		(1) Amendment No. 1 to the UPS Savings Plan (incorporated by reference to Exhibit 10.3(1) to 2004 Annual Report on Form 10-K).
		(2) Amendment No. 2 to the UPS Savings Plan (incorporated by reference to Exhibit 10.3(2) to 2004 Annual Report on Form 10-K).
		(3) Amendment No. 3 to the UPS Savings Plan (incorporated by reference to Exhibit 10.4 to Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2005).
10.4	—	Credit Agreement (364-Day Facility) dated April 20, 2006 among United Parcel Service, Inc., the initial lenders named therein, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. as joint arrangers, Bank of America, N.A., Barclays Bank PLC, and BNP Paribas as co-documentation agents, Citibank, N.A. as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent. (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2006).
10.5	—	Credit Agreement (Five-Year Facility) dated April 21, 2005 among United Parcel Service, Inc., the initial lenders named therein, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. as Joint Arrangers, Bank of America, N.A., Barclays Bank PLC, and BNP Paribas as Co-Documentation Agents and Citibank, N.A. as Administrative Agent and JP Morgan Chase Bank, N.A., as Syndication Agent (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2005).
10.6	—	UPS Excess Coordinating Benefit Plan (incorporated by reference to Exhibit 10.8 to 2003 Annual Report on Form 10-K).
10.7	—	UPS 1996 Stock Option Plan, as amended and restated (incorporated by reference to Exhibit 10.9 to 2003 Annual Report on Form 10-K).
10.8	—	UPS Qualified Stock Ownership Plan and Trust Agreement (incorporated by reference to Exhibit 4.1 to Registration Statement No. 333-67479, filed November 18, 1998).
		(1) Amendment No. 1 to the UPS Qualified Stock Ownership Plan and Trust Agreement (incorporated by reference to Exhibit 10.19(1) to 1999 Annual Report on Form 10-K).
		(2) Amendment No. 2 to the UPS Qualified Stock Ownership Plan and Trust Agreement (incorporated by reference to Exhibit 10.19(2) to 1999 Annual Report on Form 10-K).
		(3) Amendment No. 3 to the UPS Qualified Stock Ownership Plan and Trust Agreement (incorporated by reference to Exhibit 10.19(3) to 1999 Annual Report on Form 10-K).
		(4) Amendment No. 4 to the UPS Qualified Stock Ownership Plan and Trust Agreement (incorporated by reference to Exhibit 10.19(4) to 2000 Annual Report on Form 10-K).
		(5) Amendment No. 5 to the UPS Qualified Stock Ownership Plan and Trust Agreement (incorporated by reference to Exhibit 10.8(5) to 2001 Annual Report on Form 10-K).
		(6) Amendment No. 6 to the UPS Qualified Stock Ownership Plan and Trust Agreement (incorporated by reference to Exhibit 10.8(6) to 2001 Annual Report on Form 10-K).

Exhibit No.	Description
	(7) Amendment No. 7 to the UPS Qualified Stock Ownership Plan and Trust Agreement (incorporated by reference to Exhibit 10.8(7) to 2002 Annual Report on Form 10-K).
	(8) Amendment No. 8 to the UPS Qualified Stock Ownership Plan and Trust Agreement (incorporated by reference to Exhibit 10.10(8) to 2003 Annual Report on Form 10-K).
	(9) Amendment No. 9 to the UPS Qualified Stock Ownership Plan and Trust Agreement (incorporated by reference to Exhibit 10.10(9) to 2003 Annual Report on Form 10-K).
	(10) Amendment No. 10 to the UPS Qualified Stock Ownership Plan and Trust Agreement (incorporated by reference to Exhibit 10.5 to Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2005).
10.9	— Form of United Parcel Service, Inc. Incentive Compensation Plan (incorporated by reference to the registration statement on Form S-4 (No. 333-83349), filed on July 21, 1999, as amended).
	(1) Form of Non-Qualified Stock Option Award Agreement and Restricted Performance Unit Award Agreement (incorporated by reference to Exhibit 10.11(1) to 2004 Annual Report on Form 10-K).
	(2) Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.7 to Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2005).
	(3) Form of Restricted Stock Unit Award Agreement for the 2006 Long-Term Incentive Performance Awards (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed on March 7, 2006).
	(4) Form of Nonqualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed on May 5, 2006).
	(5) Form of Restricted Performance Unit Award Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed on May 5, 2006).
10.10	— UPS Deferred Compensation Plan (incorporated by reference to Exhibit 10.10 to 2000 Annual Report on Form 10-K).
	(1) Amendment to the UPS Deferred Compensation Plan (incorporated by reference to Exhibit 10.12(1) to 2004 Annual Report on Form 10-K).
10.11	— United Parcel Service, Inc. Nonqualified Employee Stock Purchase Plan (incorporated by reference to the registration statement on Form S-8 (No. 333-34054), filed on April 5, 2000.
10.12	— Form of United Parcel Service, Inc. Discounted Employee Stock Purchase Plan (incorporated by reference to Appendix B to Definitive Proxy Statement for 2001 Annual Meeting of Shareowners).
	(1) Amendment to the Discounted Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.12(1) to the 2005 Annual Report on Form 10-K).
†12	— Ratio of Earnings to Fixed Charges.
†21	— Subsidiaries of the Registrant.
†23	— Consent of Deloitte & Touche LLP.
†31.1	— Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
†31.2	— Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
†32.1	— Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
†32.2	— Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

† Filed herewith.

INVESTOR INFORMATION

ANNUAL MEETING

Our annual meeting of shareowners will be held at 8:00 A.M. on May 10, 2007 at the Hotel du Pont, 11th and Market Streets, Wilmington, DE. Shareowners of record as of March 12, 2007 are entitled to vote at the meeting.

INVESTOR RELATIONS

You can contact our Investor Relations Department at:

UPS	800-877-1503
55 Glenlake Pkwy., N.E.	404-828-6059
Atlanta, GA 30328-3474	www.shareholder.com/ups

CERTIFICATIONS

UPS has included as Exhibits 31.1, 31.2, 32.1, and 32.2 to its Annual Report on Form 10-K filed with the Securities and Exchange Commission certificates of the Chief Executive Officer and Chief Financial Officer attesting to the quality of UPS's public disclosure. In addition, the Chief Executive Officer certified to the New York Stock Exchange on May 24, 2006 that he was not aware of any violations by UPS of the New York Stock Exchange corporate governance listing standards.

EXCHANGE LISTING

Our Class B common stock is listed on the New York Stock Exchange under the symbol "UPS."

TRANSFER AGENT AND REGISTRAR

Direct notices of address changes or questions regarding account status, stock transfers, lost certificates, or dividend payments to:

UPS
c/o Mellon Investor Services LLC
P.O. Box 3415
South Hackensack, NJ 07606-3415

or

480 Washington Boulevard
Jersey City, NJ 07310

FORM 10-K

Our Annual Report on Form 10-K for the year ended December 31, 2006 forms part of the UPS Annual Report 2006. If you would like an additional copy of our Form 10-K, you can access it through the Investor Relations Web site, www.shareholder.com/ups, or at the Securities and Exchange Commission Web site, www.sec.gov. The Form 10-K also is available free of charge by calling, contacting via the Web site, or writing the Investor Relations Department.

UPS SHAREOWNER SERVICES

Convenient access 24 hours a day, seven days a week.

Class A Common Shareowners
www.melloninvestor.com
Select "MellonOne"
888-663-8325

Class B Common Shareowners
www.melloninvestor.com
Select "For Investors" and then "Investor ServiceDirect"
800-758-4674

Calls from outside the United States: 201-680-6612
TDD for hearing impaired: 800-231-5469
TDD for non-U.S. shareowners: 201-680-6610

DIRECT STOCK PURCHASE PLAN

To make an initial purchase of Class B shares go to www.melloninvestor.com and select "For Investors." Search for "Direct Investment Plans" and access the "Enrollment Wizard."

Current Class B shareowners can enroll in the plan online by accessing their account through www.melloninvestor.com/isd or calling 800-758-4674.

DIVIDEND REINVESTMENT PLAN

To reinvest dividends in the purchase of additional UPS shares:

- Class A shareowners: follow instructions under "UPS Shareowner Services"
- Class B shareowners: go to www.melloninvestor.com/isd

ONLINE ACCESS TO SHAREOWNER MATERIALS

You may receive shareowner information electronically. To enroll, follow the MLink® enrollment instructions when you access your UPS Class A or Class B shareowner account via the Web addresses above.

END

55 Glenlake Parkway, NE
Atlanta, GA 30328-3474
www.ups.com